UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Subject Company)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69333Y108

(CUSIP Number of Class of Securities)

Richard L. Federico

Chief Executive Officer

P.F. Chang’s China Bistro, Inc.

7676 East Pinnacle Peak Road

Scottsdale, Arizona 85255

(480) 888-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Cameron Jay Rains, Esq.

Jeffrey C. Thacker, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

(858) 677-1400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is P.F. Chang’s China Bistro, Inc., a Delaware corporation (“PFCCB” or the “Company”). The Company’s principal executive offices are located at 7676 East Pinnacle Peak Road, Scottsdale, Arizona 85255. The Company’s telephone number at this address is (480) 888-3000.

Securities

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.001 per share, of the Company (the “Company Common Stock”). As of the close of business on May 4, 2012, there were 21,283,187 shares of Company Common Stock, or the shares, issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of PFCCB, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above.

Offer

This Statement relates to the cash tender offer by Wok Acquisition Corp., a Delaware corporation (the “Purchaser”), and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), which is controlled by Centerbridge Capital Partners II, L.P., a Delaware limited partnership (“Centerbridge”), as disclosed in the Tender Offer Statement on Schedule TO, dated May 15, 2012 (as amended or supplemented from time to time, the “Schedule TO”), filed by Centerbridge and certain of its affiliates, including Purchaser and Parent, with the Securities and Exchange Commission (the “SEC”), to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $51.50 per share (the “Offer Price”), net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 1, 2012, among Parent, the Purchaser and the Company (as amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides that, among other things, on the date of, and immediately following the completion of the Offer, and subject to the satisfaction or waiver of certain conditions, the Purchaser will merge with and into the Company (the “Merger”) in accordance with the Delaware General Corporation Law (the “DGCL”). The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed, the Merger may only be consummated after the stockholders of the Company have adopted the Merger Agreement at a meeting of stockholders. Following the effective time of the Merger (the “Effective Time”), the Company will continue as the surviving corporation (the “Surviving Corporation”) and as an indirect wholly-owned subsidiary of Parent. As a result of the Merger, at the Effective Time, each issued and outstanding share of Company Common Stock (other than shares owned by (i) PFCCB, Parent, the Purchaser or any subsidiary of PFCCB or Parent, including the Purchaser, and (ii) shares of Company Common Stock held by stockholders who have perfected their statutory dissenters rights of appraisal under Section 262 of the DGCL with respect to such shares) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the Offer Price or any greater per share price paid in the Offer.

As set forth in the Schedule TO, the address of the principal executive offices of Centerbridge, Parent, the Purchaser and Wok Holdings Inc., a Delaware corporation (“Wok Holdings”) and wholly-owned subsidiary of Parent, is c/o Centerbridge Capital Partners II, L.P., 375 Park Avenue, 12th Floor, New York, New York 10152 and their telephone number is (212) 672-5000.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Statement or in the Information Statement attached to this Statement as Annex II and incorporated herein by reference (the “Information Statement”), or as otherwise incorporated by reference herein, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Centerbridge, Parent, the Purchaser, Wok Holdings or any of their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to the stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the Purchaser’s right, pursuant to the Merger Agreement, to designate persons to the board of directors of the Company (the “Company Board”) following the Purchaser’s acceptance for payment of the shares of Company Common Stock tendered in the Offer.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Parent

Merger Agreement

On May 1, 2012, the Company, Parent and the Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, the Purchaser or any of their respective subsidiaries or affiliates.

The Merger Agreement contains representations and warranties the Company, Parent and the Purchaser made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the Company, Parent and the Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for purposes of allocating risk among the Company, Parent and the Purchaser rather than establishing matters as facts.

Limited Guarantee

In connection with the entry into the Merger Agreement, on May 1, 2012, Centerbridge executed and delivered to the Company a Limited Guarantee (the “Guarantee”). Pursuant to the Guarantee, Centerbridge has agreed to guarantee the performance and discharge of the payment of the Parent termination fee of approximately $67.4 million, if required to be paid under the terms of the Merger Agreement and any collection costs associated therewith. However, under the terms of the Guarantee, Centerbridge’s maximum liability cannot exceed $67.4 million plus the amount of such collection costs. This summary does not purport to be complete and is qualified in its entirety by reference to the Guarantee, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Equity Financing

In connection with the entry into the Merger Agreement, Parent has entered into the equity commitment letter with Centerbridge, dated May 1, 2012 (the “Equity Commitment Letter”), pursuant to which Centerbridge and Centerbridge Capital Partners SBS II, L.P. (together, the “Sponsors”) have agreed, subject to certain conditions, to purchase or cause the purchase of equity interests in, or contribute equity to, Parent simultaneously with the earlier of the closing of the Offer (the “Offer Closing”) or the Effective Time, up to a maximum of $580 million in the aggregate, to fund the aggregate per share Offer Price and/or certain merger consideration and repay certain existing indebtedness of the Company. The Sponsors’ obligation to fund the financing contemplated by the Equity Commitment Letter is generally subject to (i) the satisfaction or waiver of the conditions to Parent’s and the Purchaser’s obligations to consummate the transactions contemplated by the Merger Agreement, (ii) the funding of the debt financing pursuant to the terms and conditions of the debt commitment letter (as amended and restated on May 15, 2012) or any alternative financing that Parent and the Purchaser are required or permitted to accept from alternative sources pursuant to the Merger Agreement and (iii) the substantially contemporaneous consummation of the Offer Closing, if the Offer Closing occurs, and the Merger. The Company is a third-party beneficiary of the Equity Commitment Letter solely to the extent provided in the Equity Commitment Letter to permit the Company to seek specific performance to cause Parent and the Purchaser to cause, or to directly cause, the Sponsor to fund its equity commitment in certain specific circumstances in accordance with the terms of the Equity Commitment Letter and the Merger Agreement.

The Sponsors’ obligations to fund the equity commitment will terminate upon the earlier to occur of (i) the valid termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time, so long as the Sponsors have funded the commitment in connection with the Merger.

This summary does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement

An affiliate of Parent (“Recipient”) and the Company entered into a Nondisclosure and Standstill Agreement, dated March 2, 2012 (as amended, the “Confidentiality Agreement”), during the course of discussions regarding a potential transaction with the Company. Under the Confidentiality Agreement, Recipient agreed, subject to certain exceptions, to keep non-public information concerning the Company confidential. Recipient and the Company also agreed to certain employee non-solicitation provisions and to certain “standstill” provisions, which, in each case, will remain in effect until the earlier of March 2, 2013 and the consummation of the Merger.

Arrangements with Current Executive Officers and Directors of the Company

Overview

Our executive officers and directors hold shares of Company Common Stock that were purchased or issued following the vesting of equity awards granted by the Company. These shares will be treated in the same manner as outstanding shares of Company Common Stock held by the Company’s other stockholders. As of May 4, 2012, the Company’s executive officers and directors and their affiliates, as a group, owned a total of 292,363 shares of Company Common Stock, excluding shares issuable upon the exercise of stock options or the vesting of restricted stock units and performance-based restricted stock units. If the Offer and Merger are completed, the Company’s executive officers and directors and their affiliates, as a group, would receive a total amount of cash estimated at $15,056,695, without interest and less any required withholding taxes.

Aside from their interests as stockholders of the Company, the Company’s executive officers and directors have interests in the Offer and Merger that may be different from, or in addition to, those of other stockholders generally. The Company Board considered these interests in making its recommendation that you approve the proposal to adopt the Merger Agreement. As you consider the Company Board’s recommendation, you should be aware of the interests of the Company’s executive officers and directors, which are briefly summarized below.

Executive Officer Compensation

Pre-2012 Executive Officer Equity Awards.

Stock Options. Our executive officers received stock options granted before 2012 (“Pre-2012 Company Stock Options”). All unvested Pre-2012 Company Stock Options that are outstanding as of the date that is 10 days before the Merger closing date will accelerate vesting per the Merger Agreement. Any outstanding Pre-2012 Company Stock Options that have not been exercised as of the Merger closing date will be settled via cash payment, if any, within 10 business days after that date. Such payment will equal the product of

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the excess, if any, of $51.50, which is the per-share cash amount to be paid for each share of Company Common Stock in the Offer and Merger, over the per-share exercise price of the Pre-2012 Company Stock Options, multiplied by

•	the unexercised number of shares of Company Common Stock underlying the outstanding Pre-2012 Company Stock Options.

If the exercise price per share of any outstanding Pre-2012 Company Stock Options is equal to or greater than $51.50, the Pre-2012 Company Stock Options will be canceled and terminated as of the effective date of the Merger closing without any cash payment after the Merger closing date.

As of May 4, 2012, the Company’s executive officers as a group held a total of 490,153 Pre-2012 Company Stock Options, with exercise prices ranging from $30.05 to $58.50 per share. Based on Pre-2012 Company Stock Options held as of that date, upon completion of the Offer and Merger, the Company’s executive officers as a group will be entitled to receive a total of approximately $5,447,674 less required withholding taxes.

Restricted Cash Units. Our executive officers who received restricted cash units prior to 2012 (“Pre-2012 Executive RCUs”) will have the value of their awards converted to a cash amount equal to the number of Pre-2012 Executive RCUs outstanding on the Merger closing date times $51.50, which is the per-share cash amount to be paid for each share of Company Common Stock on the Merger closing date. This cash amount, less required withholding taxes, will be paid within 10 business days following the Merger closing date. The executive officers as a group hold 87,423 Pre-2012 Executive RCUs in total, which would be converted into a total cash payment of $4,502,285, less required withholding.

Dividend Equivalents. The Company Board authorized a first quarter cash dividend of $0.275 per share to be paid on May 25, 2012. In connection with their Pre-2012 Executive RCUs, the Company’s executive officers as a group will be awarded dividend equivalent cash payments of $0.275 per underlying unit with an aggregate value of $24,041 payable on the dividend payment date.

2012 Executive Officer Equity Awards.

Pursuant to the terms of the Merger Agreement, the Compensation Committee has adopted a 2012 cash incentive program as a component part of the Company’s Amended & Restated 2006 Equity Incentive Plan for the purpose of making cash payments in settlement of equity awards previously granted to the Company’s executive officers in 2012 as further described below.

Stock Options. On April 18, 2012, the Company’s executive officers as a group received 142,665 stock options (“2012 Company Stock Options”). Upon the completion of the Offer and Merger, all 2012 Company Stock Options will be replaced with a right to receive an amount of cash equal to the product of

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the excess, if any, of $51.50, which is the per-share cash amount to be paid for each share of Company Common Stock in the Offer and Merger, over the per-share exercise price of the 2012 Company Stock Options, multiplied by

•	the number of shares of Company Common Stock underlying the 2012 Company Stock Options.

Upon completion of the Offer and Merger, assuming all 2012 Company Stock Options remain outstanding, the 2012 Company Stock Options would then be converted into a total cash amount of approximately $1,710,553. This cash amount, less required withholding taxes, will be paid at the time the 2012 Company Stock Options would have vested under the original award agreement terms relating to service-based vesting, provided the executive officer remains employed on that date except as otherwise set forth in the award agreement.

Executive Restricted Stock Units. Our executive officers who received restricted stock units in 2012 (“2012 Executive RSUs”) will have the value of their awards calculated as of the Merger closing date in accordance with the terms of their award agreement and converted upon the completion of the Offer and Merger to a cash amount equal to the number of 2012 Executive RSUs outstanding on the Merger closing date times $51.50, which is the per-share cash amount to be paid for each share of Company Common Stock in the Offer and Merger. Upon completion of the Offer and Merger, assuming all 2012 Executive RSUs remain outstanding the Company’s executive officers as a group would become entitled to 32,387 2012 Executive RSUs in total, which would then be converted into a total cash payment of $1,667,932. This cash amount, less required withholding taxes, will be paid at the time the 2012 Executive RSUs would have vested under the original award agreement terms relating to service-based vesting, provided the executive officer remains employed on that date, except as otherwise set forth in the award agreement.

Performance-Based Restricted Stock Units. Our executive officers who received performance-based restricted stock units in 2012 (“2012 PBRSUs”) will have the value of their awards calculated as of the Merger closing date in accordance with the terms of their award agreement and converted to a cash amount equal to the number of 2012 PBRSUs outstanding on the Merger closing date times $51.50, which is the per-share cash amount to be paid for each share of Company Common Stock in the Merger. Assuming that the performance measurement results in an award at the 200% level and all 2012 PBRSUs remain outstanding, the Company’s executive officers as a group would become entitled to 80,242 2012 PBRSUs in total, which would then be converted into a total cash payment of $4,134,523. This cash amount, less required withholding taxes, will be paid at the time the 2012 PBRSUs would have vested under the original award agreement terms relating to service-based vesting, provided the executive officer remains employed on that date, except as otherwise set forth in the award agreement.

Dividend Equivalents. In connection with their 2012 Executive RSUs and 2012 PBRSUs, the Company’s executive officers as a group will be credited with dividend equivalents in the form of additional restricted stock units determined generally by dividing (a) the product of (i) the number of the unvested 2012 Executive RSUs or

2012 PBRSUs, as applicable, as of the corresponding dividend record date (including any unvested 2012 Executive RSUs or 2012 PBRSUs, as applicable, previously credited as a result of prior payments of dividend equivalents) and (ii) $0.275, by (b) the per-share fair market value of the Company’s common stock on the dividend payment date, rounding up any fractional units. The dividend equivalent units relating to 2012 Executive RSUs and 2012 PBRSUs are subject to the same terms and are paid at the same time as the underlying restricted stock units. The executive officers as a group will be allocated additional restricted stock units with a value of $19,945 as dividend equivalents with respect to their outstanding 2012 Executive RSUs and 2012 PBRSUs payable at the same time as the underlying award.

Employee Stock Purchase Plan

The Company suspended the commencement of any offering period under the Company’s Amended and Restated Employee Stock Purchase Plan, effective after April 30, 2012 unless and until the Merger Agreement is terminated.

Non-Qualified Deferred Compensation Plan

The Company has established the P.F. Chang’s China Bistro, Inc. Restoration Plan (the “Restoration Plan”), which is a non-qualified deferred compensation plan for the Company’s highly compensated employees who are otherwise ineligible for participation in the Company’s 401(k) plan. All executive officers participate in the Restoration Plan. Messrs. Federico, Welborn, Mumford and Moylan are 100% vested in their account balances in the Restoration Plan. Mr. Cardwell and Ms. Mailhot will have $607 and $5,412 vest as of the closing of the Offer, respectively.

Appointment of Executive Officer

In January 2012, the Company announced the appointment of Nancy F. Mailhot as an executive officer. Ms. Mailhot has served as the Company’s Chief People Officer since February 2008. Ms. Mailhot’s employment agreement provides for a 3 year term beginning January 24, 2012 with an initial base salary of $300,000 per annum and Ms. Mailhot’s salary multipliers for her 2012 annual incentive targets were set at 60% of base salary (See Annex II for a further discussion of the Company’s Incentive Programs). In April 2012, Ms. Mailhot was awarded 15,062 2012 Company Stock Options, 2,847 2012 Executive RSUs and 2,847 2012 PBRSUs on the same terms and conditions applicable to the Company’s other executive officers. Payments to be made to Ms. Mailhot in connection with a termination of her employment are further described below.

Ms. Mailhot’s equity interest in the Company also includes awards granted prior to the date of her employment agreement. On April 28, 2008, she was awarded 10,842 Pre-2012 Company Stock Options, all of which remain outstanding and 2,350 of which remain unvested, at an exercise price of $31.42. Ms. Mailhot also received grants of Pre-2012 Executive RCUs as follows: 5,263 on July 27, 2009, 4,362 on August 2, 2010 and 6,000 on August 1, 2011, all of which remain outstanding and unvested.

Payments to be made to Ms. Mailhot in connection with a termination of her employment are further described below.

Employment Agreements

The Company has entered into employment agreements with certain of the Company’s executive officers that provide additional or accelerated severance benefits if the Company terminate the executive officer’s employment without cause or the executive officer resigns for good reason within 24 months following a change in control, subject to execution of a general release and certain other conditions (a “qualifying termination”). For purposes of the employment agreements, the Offer and Merger constitute a change in control.

Pursuant to the employment agreements between the Company and Messrs. Federico, Welborn and Mumford, effective May 21, 2008 (and, in the case of Mr. Federico, amended effective January 5, 2009), in the event of a qualifying termination, the executive officer is entitled to receive the following severance benefits:

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cash benefits payable in a lump sum within 30 days following the date of a qualifying termination of employment and equal to the sum of (a) an amount equal to the greater of (i) two times the executive officer’s base salary in effect on the date of termination or (ii) the balance of the executive officer’s base salary due for the remainder of the current term of the employment agreement (base salary to be determined without regard to any reduction which would constitute good reason), plus (b) an amount equal to the greater of two times (x) the average cash bonus paid to the executive officer for each of the years completed under the terms of the employment agreement or (y) the executive officer’s annual bonus target;

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full vesting in all unvested portions of the executive officer’s equity awards and the ability to exercise stock options for a period of three years from the date his employment terminates; provided that such extension does not cause the option exercise period to be extended beyond the expiration of the option term;

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continuation of the executive officer’s group health insurance benefits on the same terms as during his employment for the greater of (a) the remainder of the current term of the employment agreement, or (b) two years (the “Continuation Period”), provided the Company’s insurance carrier allows for such benefits continuation (in the event the Company’s insurance carrier does not allow such coverage continuation, the Company agrees to pay the premiums required to continue the executive officer’s group health care coverage for the Continuation Period, under the applicable provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), provided that the executive officer elects to continue and remains eligible for these benefits under COBRA; and

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if the executive officer is subject to any excise tax due to characterization of the severance benefits as excess parachute payments pursuant to the Internal Revenue Code, the Company will pay the executive officer an additional amount equal to the amount of the Section 280G excise tax payable by the executive officer by December 31 following the taxable year he remits the related taxes.

Pursuant to the employment agreements between the Company and Messrs. Cardwell and Moylan, effective April 20, 2011, in the event of a qualifying termination, the executive officer is entitled to receive the following severance benefits:

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cash benefits payable in a lump sum within 30 days following the date of a qualifying termination of employment and equal to the sum of (a) an amount equal to the greater of (i) two times the executive officer’s base salary in effect on the date of termination or (ii) the balance of the executive officer’s base salary due for the remainder of the current term of the employment agreement (base salary to be determined without regard to any reduction which would constitute good reason), plus (b) an amount equal to the greater of two times (x) the average cash bonus paid to the executive officer for each of the years completed under the terms of the employment agreement or (y) the executive officer’s annual bonus target;

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full vesting in all unvested portions of his equity awards and the ability to exercise stock options for a period of three years from the date his employment terminates; provided that such extension does not cause the option exercise period to be extended beyond the expiration of the option term; and

•	payment of the premiums required to continue the executive officer’s group health care coverage for up to 18 months in accordance with the provisions of COBRA.

Pursuant to the employment agreement between the Company and Ms. Mailhot, effective January 24, 2012, in the event of a qualifying termination, she is entitled to receive the following severance benefits:

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cash benefits payable in a lump sum within 30 days following the date of a qualifying termination of employment and equal to the sum of (a) an amount equal to the greater of (i) two times the executive officer’s base salary in effect on the date of termination or (ii) the balance of the executive officer’s base salary due for the remainder of the current term of the employment agreement (base salary to be determined without regard to any reduction which would constitute good reason), plus (b) an amount equal to the greater of two times (x) the average cash bonus paid to the executive officer for each of the years completed under the terms of the employment agreement or (y) the executive officer’s annual bonus target;

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full vesting in all unvested portions of her equity awards and the ability to exercise stock options for a period of three years from the date her employment terminates; provided that such extension does not cause the option exercise period to be extended beyond the expiration of the option term; and

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continuation of her group health insurance benefits on the same terms as during her employment for the greater of (a) the remainder of the current term of the employment agreement, or (b) two years (the “Continuation Period”), provided the Company’s insurance carrier allows for such benefits continuation (in the event the Company’s insurance carrier does not allow such coverage continuation, the Company agrees to pay the premiums required to continue the her group health care coverage for the Continuation Period, under the applicable provisions of COBRA, provided that she elects to continue and remains eligible for these benefits under COBRA; and

For purposes of the employment agreements between the Company and Messrs. Federico, Welborn, Mumford, Cardwell and Moylan and Ms. Mailhot the following definitions apply:

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“Cause” means (i) the executive officer’s theft, dishonesty, or falsification of any Company documents or records; (ii) the executive officer’s improper use or disclosure of the Company’s confidential or proprietary information; (iii) any action by the executive officer which has a detrimental effect on the Company’s reputation or business; (iv) the executive officer’s failure to perform any reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure, such failure; (v) any material breach by the executive officer of the terms of his or her employment agreement, which breach is not cured after written notice from the Company of, and a reasonable opportunity to cure such breach; or (vi) the executive officer’s conviction (including any plea of guilty or nolo contendere) of any criminal act which impairs the executive officer’s ability to perform his or her duties with the Company.

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“Change in control” means (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act, other than a trustee or other fiduciary holding securities of the Company under an employee benefit plan of the Company, becomes the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of the securities of the Company representing more than 50% of (A) the outstanding shares of common stock of the Company or (B) the combined voting power of the Company’s then-outstanding securities, (ii) the sale or disposition of all or substantially all of the Company’s assets (or any transaction having similar effect is consummated); or (iii) the Company is party to a merger or consolidation that results in the holders of voting securities of the Company outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation.

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“Good reason” means any one or more of the following without the executive officer’s written consent: (i) the assignment to the executive officer of any duties, or any limitation of the executive officer’s responsibilities, substantially inconsistent with his or her positions, duties, responsibilities and status with the Company immediately prior to the date of the change in control; (ii) the relocation of the principal place of the executive officer’s service to a location that is more than 50 miles from his or her principal place of service immediately prior to the date of the change in control, or the imposition of travel requirements substantially more demanding of the executive officer than such travel requirements existing immediately prior to the date of the change in control; or (iii) any material failure by the Company to pay, or any material reduction by the Company of, the executive officer’s base compensation in effect immediately prior to the date of the change in control. Good reason shall not exist unless the executive officer notifies the Company in writing of the existence of the applicable condition specified above not later than 90 days after the initial existence of the condition, and the Company fails to remedy such condition within 30 days after receipt of such notice.

The payments officers will receive upon a qualifying termination are included in the following section.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers based on the Offer and Merger, assuming the following:

•	the Merger closing date is July 1, 2012; and

•	the named executive officer experiences a qualifying termination on July 1, 2012.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity($)(2)	Pension/ NQDC($)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)(4)	Total($)
Richard L. Federico	2,785,120	6,625,619	0	23,744	0	9,434,483
R. Michael Welborn	1,235,200	4,172,723	0	26,692	486,324	5,920,939
Mark D. Mumford	1,104,000	2,311,289	0	23,744	411,623	3,850,656
Kevin. C. Moylan	960,000	1,616,838	0	5,835	0	2,582,673
F. Lane Cardwell, Jr.	1,120,000	1,112,026	198	12,159	0	2,244,383
Nancy F. Mailhot	1,140,833	1,644,416	750	31,302	0	2,817,301

(1)

Assumes a qualifying termination upon a change in control on July 1, 2012, and payments based on the base salary at January 1, 2012, average annual incentive for fiscal 2011, fiscal 2010, fiscal 2009 and fiscal 2008 for Messrs. Federico, Welborn and Mumford, average annual incentive for fiscal 2011 for Messrs. Moylan and Cardwell and target annual incentive for Ms. Mailhot for fiscal year 2012. Consists of severance benefits payable in cash within 30 days following the date of a qualifying termination and equal to the sum of (a) an amount equal to the greater of (i) two times the executive officer’s base salary in effect on the date of the qualifying termination or (ii) the balance of the executive officer’s base salary due for the remainder of the current term of the employment agreement (base salary to be determined without regard to any reduction which would constitute good reason), plus (b) an amount equal to the greater of two times (x) the average cash bonus paid to the executive officer for each of the years completed under the terms of the employment agreement or (y) the executive officer’s annual bonus target. The base salary severance payments are as follows: Mr. Federico: $1,392,560, Mr. Welborn: $772,000, Mr. Mumford: $690,000, Mr. Moylan: $600,000, Mr. Cardwell: $700,000, Ms. Mailhot: $780,833. The bonus severance payments are as follows: Mr. Federico: $1,392,560, Mr. Welborn: $463,200, Mr. Mumford: $414,000, Mr. Moylan: $360,000, Mr. Cardwell: $420,000, Ms. Mailhot: $360,000.

(2)

Calculated based on a qualifying termination upon a change in control on July 1, 2012, and $51.50, which is the per-share cash amount to be paid for each share of Company Common Stock in the Offer and Merger. Consists of (i) the cash value of the Pre-2012 Company Stock Options, and Pre-2012 Executive RCUs, (ii) the cash value of 2012 Company Stock Options which would otherwise vest on April 18, 2015 or upon a qualifying termination following the Offer and Merger, (iii) the cash value of the 2012 Executive RSUs which would otherwise vest on April 18, 2015 or upon a qualifying termination following the Offer and Merger and dividend equivalents in respect of 2012 Executive RSUs and (iv) attainment of the 200% performance level under the 2012 PBRSUs, which payment otherwise vests on December 28, 2015 or upon a qualifying termination following the date of the Offer and Merger and dividend equivalents in respect of 2012 PBRSUs. With respect to Pre-2012 Company Stock Options, the executive officers will receive the following cash amounts: Mr. Federico: $2,721,700, Mr. Welborn: $1,964,748, Mr. Mumford: $363,690, Mr. Moylan: $179,829, Mr. Cardwell: $0, Ms. Mailhot: $217,707. With respect to Pre-2012 Executive RCUs, the executive officers will receive the following cash amounts: Mr. Federico: $0, Mr. Welborn: $1,331,842, Mr. Mumford: $1,164,518, Mr. Moylan: $814,988, Mr. Cardwell: $386,250, Ms. Mailhot: $804,688. The value of cash payments in substitution for the 2012 Company Stock Options for executive officers is as follows: Mr. Federico: $698,609, Mr. Welborn: $232,366, Mr. Mumford: $207,691, Mr. Moylan: $180,593, Mr. Cardwell: $210,700, Ms. Mailhot: $180,593. The cash payments in substitution for the 2012 Executive RSUs are as follows: Mr. Federico: $798,662, Mr. Welborn: $213,828, Mr. Mumford: $191,117, Mr. Moylan: $146,621, Mr. Cardwell: $171,083, Ms. Mailhot: $146,621. The cash payments in substitution for the 2012 PBRSUs are as follows: Mr. Federico: $2,395,986, Mr. Welborn: $427,656, Mr. Mumford: $382,233, Mr. Moylan: $293,241, Mr. Cardwell: $342,166, Ms. Mailhot: $293,241. The aggregate value of the dividend equivalents to be awarded in respect of 2012 Executive RSUs and 2012 PBRSUs are as follows: Mr. Federico: $10,662, Mr. Welborn: $2,284, Mr. Mumford: $2,041, Mr. Moylan: $1,566, Mr. Cardwell: $1,827, Ms. Mailhot: $1,566.

(3)

In the case of Messrs. Federico, Welborn and Mumford and Ms. Mailhot, represents the cost to the Company of continuing group health insurance benefits on the same terms as during the executive officer’s employment for the Continuation Period, provided that the Company’s insurance carrier allows for such benefits continuation. In the event the Company’s insurance carrier does not allow such coverage continuation, the Company will pay the premiums required to continue the executive officer’s group health care coverage for the Continuation Period under the applicable provisions of COBRA, provided that the executive officer elects to continue and remains eligible for these benefits under COBRA. In the case of Messrs. Moylan and Cardwell, represents the cost to the Company of the premiums required to continue the executive officer’s group health care coverage for up to 18 months under the applicable provisions of COBRA, provided that the executive officer elects to continue and remains eligible for these benefits under COBRA.

(4)

Under the employment agreements between the Company and Messrs. Federico, Welborn and Mumford, the executive officers are entitled to a tax gross-up payment to make them whole on an after-tax basis for any golden parachute excise taxes they incur as a result of receiving payments in connection with the Offer and Merger. Although Mr. Federico is entitled to a tax gross-up payment, no excise taxes are estimated to be due under the assumptions described above.

Director Compensation

The Company reimburses non-employee directors for reasonable costs and expenses incurred in attending Company Board’s meetings. Each non-employee director receives annual compensation consisting of cash and share-based awards with a targeted aggregate value of $175,000. In addition, the lead independent director receives an annual retainer of $20,000, the chair of the Audit Committee receives an annual retainer of $20,000, and the chairs of the Compensation and Executive Development Committee and the Nominating and Corporate Governance Committee each receive an annual retainer of $10,000.

For fiscal 2012, each director had the option to determine the amount of cash received with a maximum of 50% of the total compensation to be paid in cash. The balance of the compensation for each director is granted as restricted stock units. The value of share-based awards is calculated using the same method used by the Company in valuing its share-based compensation awards under GAAP. Share-based awards vest over the service period of one year following the grant date. At the option of each director, the issuance of shares underlying restricted stock units may be deferred until either (a) the date on which he/she ceases serving on the board or (b) the earlier of (i) the third anniversary following the grant date or a change in control of the Company or (ii) a change in control of the Company. Cash payments are made in equal quarterly installments over the course of the year following each annual stockholder meeting. Directors who are not employees of the Company also receive an annual “Lucky Cat Dining Card” which generally entitles each holder to $5,000 for use at any of the Company’s Bistro or Pei Wei restaurants.

Share-based awards granted to the Company’s directors are treated under the Offer and Merger as follows:

Pre-2012 Director Equity Awards.

Director Stock Appreciation Rights. Our directors received stock appreciation rights granted before 2012 (“Pre-2012 SARs”), all of which have fully vested. Any outstanding Pre-2012 SARs that have not been exercised as of the Merger closing date will be settled via cash payment, if any, within 10 business days after that date. Such payment will equal the product of

•

the excess, if any, of $51.50, which is the per-share cash amount to be paid for each share of Company Common Stock in the Offer and Merger, over the per-share exercise price of the Pre-2012 SARs, multiplied by

•	the unexercised number of shares of Company Common Stock represented by the outstanding Pre-2012 SARs.

If the exercise price per share of any outstanding Pre-2012 SARs is equal to or greater than $51.50, they will be canceled and terminated without any cash payment on the Merger closing date.

As of May 4, 2012, the Company’s directors as a group held a total of 14,261 Pre-2012 SARs, with exercise prices ranging from $30.60 to $42.32 per share. Based on Pre-2012 SARs held as of that date, upon completion of the Offer and Merger, the Company’s directors as a group will be entitled to receive a total of approximately $273,940 less required withholding taxes.

Director Restricted Stock Units. Our non-employee directors who received restricted stock units prior to 2012 (“Pre-2012 Director RSUs”) will have the value of their outstanding awards converted to a right to receive a cash amount equal to the number of Pre-2012 Director RSUs outstanding on the Merger closing date times $51.50, which is the per-share cash amount to be paid for each share of Company Common Stock on the Merger closing date. This cash payout will be paid within 10 business days after the Merger closing date or, to the extent applicable, at such other time as the director may have elected. Our non-employee directors as a group hold 44,500 vested but unsettled Pre-2012 Director RSUs in total, which would be paid at the Merger closing date or, if later the date elected by the director. The total cash payment to directors in the aggregate will consist of $2,291,802.

Director Restricted Cash Units. Our non-employee directors who received restricted cash units prior to 2012 (“Pre-2012 Director RCUs”) will have the value of their outstanding awards converted to a cash amount equal to the number of Pre-2012 Director RCUs outstanding on the Merger closing date times $51.50, which is the per share cash amount to be paid for each share of Company Common Stock on the Merger closing date. The cash amount will be paid within 10 days following the Merger closing date or, to the extent applicable, at such time as elected by the director under the terms of the award agreement. The non-employee directors as a group hold 8,751 vested but unsettled Pre-2012 Director RCUs in total which would be converted into a cash payment of $450,677. Mr. Cardwell does not hold any Pre-2012 Director RCUs.

Dividend Equivalents. The Company’s Board of Directors authorized a first quarter cash dividend of $0.275 per share to be paid on May 25, 2012. In connection with their equity awards described above, the Company’s directors as a group will be awarded

•

In connection with their Pre-2012 Director RSUs, the Company’s directors as a group will be credited with dividend equivalents in the form of additional restricted stock units determined generally by dividing (a) the product of (i) the number of Pre-2012 Director RSUs as of the corresponding dividend record date (including any unvested Pre-2012 Director RSUs previously credited as a result of prior payments of dividend equivalents) and (ii) $0.275, by (b) the per-share fair market value of the Company’s common stock on the dividend payment date, rounding up any fractional units. The dividend equivalent units relating to Pre-2012 Director RSUs are subject to the same terms and are paid at the same time as the underlying restricted stock units. The directors as a group will be allocated additional restricted stock units with a value of $12,238 as dividend equivalents with respect to their outstanding Pre-2012 Director RSUs payable at the same time as the underlying award.

•

In connection with their Pre-2012 Director RCUs, the Company’s directors as a group will be awarded dividend equivalent cash payments of $0.275 per underlying unit with an aggregate value of $2,407 payable at the same time as the underlying award.

2012 Director Equity Awards.

Pursuant to the terms of the Merger Agreement, the Compensation Committee has adopted a 2012 cash incentive program as a component part of the Company’s Amended & Restated 2006 Equity Incentive Plan for the purpose of making cash payments in settlement of equity awards previously granted to the Company’s directors in 2012 as further described below.

Director Restricted Stock Units. Our non-employee directors who received restricted stock units in 2012 (“2012 Director RSUs”) will have the value of their awards calculated as of the Merger closing date in accordance with the terms of their award agreement and converted upon the completion of the Offer and Merger to a cash amount equal to the number of 2012 Director RSUs outstanding on the Merger closing date times $51.50, which is the per-share cash amount to be paid for each share of Company Common Stock in the Offer and Merger. Upon completion of the Offer and Merger, assuming all 2012 Director RSUs remain outstanding the Company’s directors as a group would become entitled to 14,044 2012 Director RSUs in total, which would then be converted into a total cash payment of $723,266. This cash amount, less required withholding taxes, will be paid at the time the 2012 Director RSUs would have vested under the original award agreement terms relating to service-based vesting, provided the director remains employed on that date, except as otherwise set forth in the award agreement or, to the extent applicable, at such other time as the director may have elected.

Dividend Equivalents. The Company’s Board of Directors authorized a first quarter cash dividend of $0.275 per share to be paid on May 25, 2012. In connection with their 2012 Director RSUs, the Company’s directors as a group will be credited with dividend equivalents in the form of additional restricted stock units determined generally by dividing (a) the product of (i) the number of 2012 Director RSUs as of the corresponding dividend record date (including any unvested 2012 Director RSUs previously credited as a result of prior payments of dividend equivalents) and (ii) $0.275, by (b) the per-share fair market value of the Company Common Stock on the dividend payment date, rounding up any fractional units. The dividend equivalent units relating to 2012 Director RSUs are subject to the same terms and are paid at the same time as the underlying restricted stock units. The directors as a group will be allocated additional restricted stock units with a value of $3,862 as dividend equivalents with respect to their outstanding 2012 Director RSUs payable at the same time as the underlying award.

Indemnification and Exculpation of Directors and Officers

Section 102(b) of the Delaware General Corporation Law authorizes a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach or alleged breach of the director’s “duty of care.” While this statute does not change the directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The statute has no effect on a director’s duty of loyalty or liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, illegal payment of dividends or stock redemptions or repurchases, or for any transaction from which the director derives an improper personal benefit. As permitted by the statute, the Company has adopted provisions in the Company’s certificate of incorporation which eliminate to the fullest extent permissible under Delaware law the personal liability of the Company’s directors to us and to the Company’s stockholders for monetary damages for breach or alleged breach of the duty of care.

Section 145 of the Delaware General Corporation Law provides generally that a corporation shall have the power, and in some cases is required, to indemnify an agent, including an officer or director, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, against certain expenses, judgments, fines, settlements, and other amounts under certain circumstances.

Our bylaws provide for indemnification (to the full extent permitted by the Delaware General Corporation Law) of directors, officers, employees and other agents of the Company against all expenses, liability and loss (including attorney’s fees, judgment, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, amounts paid or to be paid in settlement and amounts expended in seeking indemnification granted to such person under applicable law, the bylaws or any agreement with us) reasonably incurred or suffered by such person in connection therewith, subject to certain provisions. Our bylaws also empower us to maintain directors and officers liability insurance coverage and to enter into indemnification agreements with the Company’s directors, officers, employees or agents.

These indemnification provisions may be sufficiently broad to permit indemnification of the Company’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

From and after the date on which the Offer Closing occurs, the Purchaser and Parent will and will cause the Company, the Surviving Corporation or any of their respective subsidiaries, to the extent permitted by applicable law, to: (a) for six (6) years after the earlier to occur of the Offer Closing and the Merger closing, indemnify, defend and hold harmless, against the costs, expenses and legal proceedings specified in the Merger Agreement, all past and present directors and officers of the Company and its subsidiaries (in all of their capacities) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement by the Company or any of its subsidiaries (subject to the Surviving Corporation’s receipt of an undertaking by such director or officer to repay such legal and other fees and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such director or officer is not entitled to be indemnified under applicable law); and (b) include and cause to be maintained in effect in the Company’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six (6) years after the Offer Closing date, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the Company’s charter and bylaws.

The Company is required to, at or prior to the earlier to occur of the Offer Closing and the Merger closing, purchase a six (6) year “tail” prepaid policy on terms and conditions no less advantageous to the indemnified parties than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering, without limitation, the Offer and the Merger and the Purchaser and Parent will cause the Surviving Corporation to maintain such “tail” prepaid policy in full force and effect for six (6) years after the Offer Closing date. Parent is also required to cause the Surviving Corporation or any of their respective subsidiaries, as the case may be, to assume, honor and fulfill all obligations of the Company or any of its subsidiaries pursuant to any written indemnification agreements with the indemnified parties, or any other person entitled to the benefits specified in the Merger Agreement.

Potential for Future Arrangements

Although it is possible that certain members of the Company’s current management team will enter into arrangements with Parent or an affiliate of Parent regarding employment (and potentially severance arrangements) with, and the right to purchase or participate in the equity of, Parent or an affiliate of Parent, as of the date hereof, there are no agreements between members of the Company’s current management and representatives of Parent or Centerbridge.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Solicitation or Recommendation

At a meeting held on April 30, 2012, the Company Board (1) approved the execution, delivery and performance of the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, (2) determined that the terms of the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement were substantively and procedurally fair to and in the best interests of the Company and its stockholders, (3) declared the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement were advisable, (4) recommended that the holders of Company Common Stock accept the Offer, tender their shares of Company Common Stock to Purchaser pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger, (5) authorized and approved the top-up option (including the consideration to be paid upon exercise thereof) and the issuance of the top-up option shares thereunder, and (6) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the other transactions contemplated thereby for purposes of Section 203 of the DGCL.

Accordingly, for the reasons described in more detail below, the Company Board recommends that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer.

A copy of the press release communicating the Company Board’s recommendation is filed as Exhibit (a)(5)(J) hereto and is incorporated by reference.

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Company Board, a committee of the Company Board consisting of four outside directors (the “Committee”) or the representatives of the Company and other parties.

As part of its ongoing evaluation of the Company’s business, the Company Board, together with senior management, continually reviews and assesses opportunities to increase stockholder value to improve the Company’s operations and financial results and to achieve the Company’s long-term business plan. Periodically, prior to July 2011, the Company’s management team had informal conversations with representatives from various private equity firms, including Centerbridge, regarding the Company. None of these conversations proceeded beyond the informal stage. The Company’s management team and the Company Board also periodically met with representatives of investment banking firms to discuss their views on: (i) the restaurant industry; (ii) current market conditions; (iii) the Company’s market valuation relative to its key competitors; and (iv) utilizing the Company’s capital structure to increase stockholder value. At these meetings the representatives of the investment banks typically discussed current stockholder activism levels and the Company’s susceptibility to hostile offers.

In early July 2011, a representative from a private equity firm, referred to herein as Party A, left a voicemail message for Richard L. Federico, the Company’s Chief Executive Officer and Chairman of the Company Board, requesting that Mr. Federico return his call at his convenience.

On July 18 and 19, 2011, the Company Board held a regularly scheduled meeting, with representatives from the Company’s corporate counsel DLA Piper LLP (US) (“DLA”) in attendance. DLA was generally invited to attend all Company Board and Company Board committee meetings. In addition to addressing routine matters, the Company Board focused on the Company’s operations and financial results through the second quarter of fiscal 2011. Similar to its competitors, the Company had experienced a downturn in its operations and financial results due to the adverse economic conditions in the United States during fiscal 2009 and 2010. Beginning in 2011, a number of the Company’s competitors started to recognize improved operations and financial results. Unlike these competitors, the Company’s operations and financial results through the second quarter of fiscal 2011 remained below its expectations and consensus analyst estimates. The Company’s management team and Company Board focused on potential operating changes and the implementation of new initiatives to improve the Company’s operations and financial results.

At this meeting, the Company Board invited representatives from Investment Bank A to make a presentation to Company Board. The representatives from Investment Bank A overviewed: (i) the restaurant industry; (ii) the Company’s market valuation relative to its key competitors; (iii) current market conditions; (iv) current stockholder activism levels; and (v) the Company’s susceptibility to stockholder activism and hostile attempts. Investment Bank A also discussed various actions the Company Board could consider to increase stockholder value by utilizing the Company’s capital structure. After the presentation, the representatives from Investment Bank A left the meeting. Mr. Federico then informed the Company Board regarding the message received from Party A. The Company Board then considered and authorized a number of actions intended to increase stockholder value, including: (i) approving a fixed quarterly dividend at $0.25 per share; (ii) authorizing management to explore options to increase the size of the Company’s credit facility; and (iii) authorizing management to continue to implement the Company’s publically announced stock repurchase program. At the conclusion of the meeting, the Company Board determined that it was not an appropriate time to consider a sale of the Company, and that it was in the best interests of the Company’s stockholders for the Company to focus on improving operations and implementing the Company’s long-term business plan.

Following the Company Board meeting, Mr. Federico returned the call left by the representative of Party A, and informed Party A that the Company was not for sale at that time. The Company did not have any further communications with Party A until January 2012.

From time to time, representatives from Goldman periodically contacted the Company’s management in an attempt to arrange an opportunity to discuss Goldman’s advisory services and capabilities. In mid-2011, a representative of Goldman contacted Mr. Federico and eventually scheduled a meeting for the Goldman representative to visit the Company’s offices on August 23, 2011 to discuss, among other topics, the overall restaurant environment, the Company’s recent performance and the potential for stockholder activism in the sector. On July 27, 2011, the representative from Goldman sent Mr. Federico an email introducing him to Jason Mozingo, a representative of Centerbridge. This introduction was not as a result of any retention of Goldman by Centerbridge. Mr. Federico responded to the email that he would be willing to meet with Mr. Mozingo the next time he happened to be in Phoenix, Arizona.

On July 27, 2011, the Company issued a press release and held a conference call regarding its financial results through the second quarter of fiscal 2011. The reported financial results were below the Company’s expectations and consensus analyst estimates.

On August 9, 2011, DLA provided the Company Board with materials regarding: (i) the Company Board’s fiduciary duties; (ii) preparing for unsolicited offers; and (iii) the Company’s existing protections from stockholder activism and hostile attempts. The Company Board had requested DLA to provide these materials to the Company Board at its Company Board meeting on July 18 and 19, 2011.

On August 15, 2011, Mr. Mozingo informed Mr. Federico that he would be in Arizona on August 24, 2011, and would like to meet with Mr. Federico. Mr. Federico responded that he would be willing to meet with Mr. Mozingo on that date.

On August 23, 2011, Mr. Federico and Mr. Mark Mumford, the Company’s Chief Financial Officer, had a meeting with representatives from Goldman at the Company’s offices in Scottsdale, Arizona. The representatives from Goldman provided background on Goldman’s capabilities and credentials in stockholder activism advisory services, particularly in the restaurant industry sector. The representatives from Goldman also discussed current market conditions and Goldman’s analysis of the Company’s position in the marketplace. Messrs. Federico and Mumford provided the representatives from Goldman with a general overview of the Company.

On August 24, 2011, Mr. Mozingo met with Messrs. Federico and Mumford at the Company’s offices. Mr. Mozingo provided an overview of Centerbridge, and discussed Centerbridge’s investments in the restaurant industry sector. Messrs. Federico and Mumford provided Mr. Mozingo with a general overview of the Company.

A few weeks later, Mr. Mozingo called Mr. Federico and informed him that after their meeting on August 24, 2011, Centerbridge had produced a report on the Company’s business. He then asked if he could share the report with Messrs. Federico and Mumford at no cost or obligation to the Company. Mr. Federico agreed.

On September 15, 2011, at the request of Investment Bank B, the Company had a meeting with representatives from Investment Bank B at the Company’s offices. The representatives from Investment Bank B provided background on the bank’s capabilities and market position. The representatives from Investment Bank B also discussed current market conditions and its analysis of the Company’s position in the marketplace. Messrs. Federico and Mumford provided the representatives from Investment Bank B with a general overview of the Company.

In early October 2011, the owner of a private restaurant company, referred to herein as Strategic A, contacted Mr. Mumford and invited Messrs. Federico and Mumford to a dinner meeting on October 5, 2011. At this dinner meeting, the owner of Strategic A indicated that Strategic A had recently acquired a significant stock position in the Company. He also indicated that Strategic A would be interested in exploring a potential business combination transaction with the Company. Following this dinner meeting, Mr. Federico sent a communication to the members of the Company Board regarding his meeting with Strategic A.

On October 17 and 18, 2011, the Company Board held a regularly scheduled meeting, with representatives of DLA in attendance. Similar to the Company Board’s meeting held in July 2011, the Company Board focused on the Company’s operations and financial results, which continued to be below the Company’s expectations and consensus analyst estimates. At this Company Board meeting, Mr. Federico discussed the meeting Mr. Mumford and he had with Strategic A. Representatives from DLA provided the Company Board with a presentation which included a discussion of (i) the Company Board’s fiduciary duties, (ii) preparing for unsolicited offers, and (iii) the Company’s existing protections from stockholder activism and hostile attempts. The Company Board then considered and authorized a number of actions intended to increase stockholder value, including: (i) approving the Company’s amended and restated credit facility, which increased the Company’s credit limit from $100 to $150 million, and (ii) authorizing a new $100 million stock repurchase program. The Company Board also discussed with the Company’s management the opportunity to exercise the conversion of the Company’s outstanding loans to True Food Kitchen (“True Food”) into a majority equity ownership interest in True Food. At the conclusion of the meeting, the Company Board determined that it was in the best interests of the Company’s stockholders for the Company to focus on improving operations and implementing the long-term business plan, rather than to actively explore a sale of the Company.

Following the Company Board meeting, Mr. Federico sent an email to Strategic A to inform Strategic A that the Company was not for sale, and that the Company Board had determined that it was in the best interests of the Company’s stockholders for the Company to remain as a stand-alone entity, focus on improving its operations and pursue its long-term business plan. The Company did not have any further communication with Strategic A until March 2012.

On October 19, 2011, Messrs. Federico and Mumford met with Mr. Mozingo to discuss the results of the analysis Centerbridge presented to them. Mr. Federico also shared the results of the analysis Centerbridge presented to him and Mr. Mumford with the Company Board.

Mr. Mozingo and Mr. Federico were, from time to time, in communication with each other from the October 19, 2011 meeting through February 2012. Mr. Mozingo initiated these communications. During the communications, Mr. Mozingo would indicate that Centerbridge remained interested in the Company.

Mr. Federico confirmed each time that the Company Board had determined that it was in the best interests of the Company’s stockholders for the Company to focus on improving operations and implementing the long-term business plan, rather than to pursue a sales transaction.

On October 27, 2011, the Company issued a press release and held a conference call announcing its financial performance through the third quarter of fiscal 2011. The Company’s financial results were below its expectations and below consensus analyst estimates.

The Company Board held a regularly scheduled Company Board meeting on December 13, 2011. During this meeting, the Company’s management team updated the Company Board on the Company’s projected financial results for fiscal 2011. The Company Board discussed the initiatives the Company had recently implemented or planned to implement during fiscal 2012. The Company Board also discussed the True Food loan conversion possibility. At the conclusion of this meeting, the Company Board determined that while the Company had continued to miss its expectations and consensus analyst estimates, it was in the best interests of the Company’s stockholders for the Company to focus on improving operations and implementing the long-term business plan. The Company Board also determined that the Company’s management team should proceed with implementing the Company’s publicly announced stock repurchase program.

On January 12, 2012, the Company received an unsolicited joint indication of interest from Party A and another leading private equity firm, referred to herein as Party B. Party A/Party B expressed their interest in completing a transaction with the Company at a “substantial premium” to the Company’s then current trading price. Party A/Party B did not provide a specific stock value or otherwise indicate what they believed to be a substantial premium.

On January 17, 2012, Mr. Mumford received a telephone call from a representative of a registered investment advisor, referred to herein as Party C. The representative from Party C informed Mr. Mumford that his firm had submitted a notice of intent to nominate six directors for election at the Company’s annual meeting of stockholders scheduled for April 18, 2012 (the “Notice Letter”). The Company received the Notice Letter from Party C on January 18, 2012.

Following this call from Party C, Mr. Federico sent an email to the Company Board and scheduled a Company Board meeting for the following day, January 18, 2012.

On January 18, 2012, the Company Board held a meeting to discuss the unsolicited joint indication of interest the Company had received from Party A/Party B, including their assertion that they could offer a substantial premium to the Company’s stockholders. The Company Board also discussed a potential proxy contest as a result of the Notice Letter submitted by Party C. Following this discussion, the Company Board determined that it was not an appropriate time to consider a sale of the Company, and that it was in the best interests of the Company’s stockholders for the Company to focus on improving operations and implementing the long-term business plan. Despite the Company Board’s conclusion, the Company Board believed it was prudent to establish a Committee consisting of four independent directors. The Committee was formed solely for the purpose of convenience, rather than due to any existing or potential conflict. The Company Board charged the Committee to (i) review and evaluate the terms and conditions of, and recommend to the Company Board the advisability of, any potential acquisition proposals the Company may receive and (ii) review, evaluate, prepare for and recommend the response to any challenge by any party or parties to the Company’s long-term business plan or capitalization, any attempts to change the composition of all or a portion of the Company Board by proxy solicitation or otherwise and any other attempts to acquire or influence control of the Company or the Company Board. To assist the Committee in fulfilling its responsibilities, the Company Board authorized the Committee to retain financial, legal and other advisors.

Immediately following the Company Board meeting on January 18, 2012, the Committee held an organizational meeting with representatives from DLA in attendance. The Committee appointed Kerrii B.

Anderson as Chair of the Committee. The Committee then discussed the retention of: (i) a financial advisor; (ii) a proxy solicitation firm; and (iii) a stockholder communications firm to assist the Committee in fulfilling its fiduciary duties. The Committee discussed which investment banking firms the members of the Committee had prior experience with at other companies on which they served as officers or directors. They discussed the importance of selecting an investment banking firm that could defend and guide the Company through a potential proxy contest. As the management and members of the Company Board had met with different investment banks over the last six months, they were able to view the credentials of different banks, specifically in the restaurant industry sector or had worked with these investment banks as officers and directors of other companies. The Committee also discussed DLA’s representation of the Committee. The Committee determined that since no conflict existed with respect to the Company, and DLA was familiar with the Company, it could appropriately rely on DLA and that retaining separate counsel was unnecessary. Following a discussion, the Committee instructed DLA to contact: (i) Goldman to see if Goldman would act as the Committee’s financial advisor; (ii) Mackenzie Partners, Inc. (“Mackenzie”) to see if Mackenzie would act as the Company’s proxy solicitation firm; and (iii) Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) to see if Joele Frank would act as the Company’s stockholder communications firm. The Committee also requested that DLA discuss with the Company’s management team the appropriate role of management in the process it was about to undertake, since any acquisition proposal will likely involve issues around the retention of management and that any proxy fight would likely involve an effort to change management. Based on that discussion, the Committee determined that the Company’s management team should not have any discussions (including discussions regarding future employment opportunities) with potential acquirers unless authorized by the Committee.

On January 20, 2012, the Committee held a telephonic meeting, with Messrs. Federico and Mumford and representatives from Goldman, DLA, Mackenzie and Joele Frank in attendance. The Committee then discussed the Notice Letter from Party C and the unsolicited joint indication of interest from Party A/Party B, including the proposed processes and timelines for responding to each of these matters. DLA reported on its discussion with the Company’s management team regarding the appropriate role of management. The Committee, the management team, and the advisors then discussed the Company’s long-term business plan. A discussion ensued regarding the assumptions contained in the long-term business plan. The Committee requested Messrs. Federico and Mumford provide the long-term business plan to the Committee and Goldman. Messrs. Federico and Mumford were then excused from the meeting and the Committee then met in executive session with its advisors regarding the long-term business plan. The Committee generally included Messrs. Federico and Mumford at the beginning of each Committee meeting as these individuals had the best information regarding the Company’s operations and financial results and the Company’s long-term business plan, including the assumptions therein. The Committee typically held an executive session during each of its meetings in which Messrs. Federico and Mumford did not participate and were asked to leave the meeting.

On January 23, 2012, the Company’s management team provided the long-term business plan to the Committee and Goldman.

On January 23, 2012, at the request of the Committee, DLA provided a written update to the full Company Board regarding the Committee’s activities since the January 18, 2012 Company Board meeting.

On January 23, 2012, at the request of and under the direction of the Committee, Mr. Federico sent an email to Party A/Party B confirming the Company Board’s receipt of the joint indication of interest, and the Company Board’s intent to discuss the letter at its next regularly scheduled meeting in February.

On January 26, 2012, Party A/Party B acknowledged their receipt of Mr. Federico’s email from January 23, 2012. Party A/Party B requested that the Company Board consider the challenges facing the Company in attempting to improve its operations and financial results.

On January 26, 2012, the Committee held a meeting, with Messrs. Federico and Mumford and representatives from Goldman, DLA, Mackenzie and Joele Frank in attendance. The Committee and its advisors then discussed the potential proxy contest with Party C and the unsolicited joint indication of interest from Party A/Party B. Goldman then reviewed materials it had provided to the Committee prior to the meeting regarding its preliminary financial analysis of the Company and the Company’s preparedness for stockholder activism. The Committee then discussed the long-term business plan, including the assumptions made in the long-term business plan.

On January 27, 2012, the Committee held a meeting, with Messrs. Federico and Mumford and representatives of DLA in attendance. Messrs. Federico and Mumford discussed the long-term business plan and, in particular, the assumptions underlying the long-term business plan. Representatives of DLA reviewed the terms of the proposed Goldman engagement letter which was approved by the Committee, pending changes to the engagement letter discussed at the meeting. Specifically, Goldman was engaged as a financial advisor to assist the Committee in (i) preparing for potential acquisition proposals the Company may receive, any other attempts to acquire all or a portion of the stock or assets of the Company; (ii) any challenge by any party or parties to the Company’s business plan or capitalization; (iii) any attempts to change the composition of all or a portion of the Company Board by proxy or consent solicitation or otherwise; and (iv) preparing for any other attempts to acquire or influence control of the Company or the Company Board. The engagement letter also provided that in the event that the Company determines to undertake or pursue a sale of the Company, the Company would offer Goldman the right to act as exclusive financial advisor, provided that the Company and Goldman would be required to enter into an appropriate form of agreement containing customary terms and conditions, including customary fee provisions. The engagement letter also provided if the Company (in its sole discretion) determined that the fees requested by Goldman were not competitive, the Company had no obligation to retain Goldman.

In early February 2012, Mr. Mozingo corresponded with Mr. Federico to express Centerbridge’s continued interest in the Company’s initiatives. Messrs. Mozingo and Federico had a general discussion regarding the Company’s business and performance, but did not discuss any process for moving forward with a potential transaction.

On February 6, 2012, the Committee held a meeting, with Messrs. Federico and Mumford and representatives of DLA in attendance. Messrs. Federico and Mumford again discussed the long-term business plan, the Company’s performance against the plan and potential impediments to achieving the goals set forth in the plan. Representatives of DLA then reviewed the final terms of the proposed Goldman engagement letter, which was approved by the Committee.

On February 7, 2012, the Committee held a meeting, with Messrs. Federico and Mumford and representatives of Goldman and DLA in attendance. Goldman reviewed the materials it provided to the Committee prior to the meeting, including a situational overview and a preliminary financial analysis of the Company. The Committee and representatives of Goldman then engaged in a discussion regarding the Company’s long-term business plan, including the Committee’s views of the assumptions underlying the plan and the risks inherent in the Company’s ability to achieve the plan. Following this discussion, representatives of Goldman discussed potential strategic alternatives available to the Company to increase stockholder value. The representatives from Goldman then reviewed certain issues related to a sale of the Company. Following Goldman’s presentation, DLA reviewed the materials it provided to the Committee prior to the meeting.

After these presentations, the Committee met in an executive session with its advisors and without Messrs. Federico and Mumford. The Committee and its advisors discussed the communications from Party A/Party B and Party C, and the range of responses the Committee could recommend to the Company Board. The Committee also determined to recommend to the Company Board that the Company should continue to focus on preparing for its upcoming earnings release and conference call related to fiscal 2011 scheduled for February 16, 2012, and that a decision on how to respond to both the joint indication of interest from Party A/Party B and the Notice Letter from Party C should be made following the earnings release and conference call.

Before the start of the regularly scheduled Company Board meeting on February 7, 2012, the Company Board held a meeting, and then met in executive session with only the outside directors, Messrs. Federico and Mumford and representatives from Goldman and DLA in attendance. The Company Board determined that only the outside directors should participate in this meeting because the Company Board had requested the Company’s management (including the employee directors) to focus on improving the Company’s operations and implementing the long-term business plan. Goldman and DLA reviewed the same materials they had previously provided to the Committee as outlined above. A discussion ensued regarding the Company’s long-term business plan. Following this discussion, the Chair of the Committee discussed the recommendations of the Committee as outlined above. The outside members of the Company Board adopted the Committee’s recommendations, including that the Company should continue to focus on preparing for its upcoming earnings release and conference call related to fiscal 2011 scheduled for February 16, 2012, and that a decision on how to respond to both the joint indication of interest from Party A/Party B and the Notice Letter from Party C should be made following the earnings release and conference call. The outside members of the Company Board also discussed and ratified the Goldman engagement letter. The engagement letter was signed on February 7, 2012.

The Company Board held its regularly scheduled Company Board meeting on February 7 and 8, 2012, with representatives from DLA in attendance. The Company’s management discussed the Company’s financial results for fiscal 2011 and the Company’s 2012 operating plan. During this meeting, the Company Board discussed the benefits to stockholders of increasing the Company’s fixed quarterly dividend to $0.275 per share and increasing the Company’s stock repurchase program from $100 to $150 million in fiscal 2012. Following discussion, the Company Board approved both actions. The Company Board also considered and approved the Company’s conversion of its outstanding loans to True Food to a majority equity ownership position. The Company’s outside directors then met in executive session with Mr. Federico and representatives from DLA. A discussion ensued regarding the Company’s planned earnings release and conference call on February 16, 2012, the potential proxy contest with Party C and the joint expression of interest received by the Company from Party A/Party B.

On February 16, 2012, the Company reported its fourth quarter and full-year 2011 financial results, which were below its expectations and consensus analyst estimates. The Company also announced the Company Board’s approval of an increase to the fixed quarterly dividend to $0.275 per share, an increase in the Company’s stock repurchase program from $100 to $150 million in fiscal 2012, and the exercise of the True Food conversion. On the conference call, the Company’s management team discussed the initiatives the Company had implemented and planned to implement in fiscal 2012 to improve the Company’s operations and financial results. The market reacted positively to the Company’s earnings release and conference call.

On February 17, 2012, Party C left a message for Mr. Mumford requesting a conference call with the Company’s management to discuss its Notice Letter.

On February 20, 2012, the Committee held a meeting, with Messrs. Federico and Mumford and representatives of Goldman, DLA, Mackenzie and Joele Frank in attendance. The Committee discussed the market reaction to the Company’s earnings release and conference call, and the potential impact the positive market reaction would have on the potential proxy contest with Party C and the joint indication of interest from Party A/Party B. The Committee also discussed the potential for Party A/Party B to continue to offer a substantial premium to the Company’s stockholders given the positive movement in the Company’s stock price since the Company’s last communication with Party A/Party B.

Immediately following the Committee meeting, the Company Board held a meeting on February 20, 2012, with Mr. Mumford and representatives from Goldman, DLA, Mackenzie and Joele Frank in attendance. The Committee reported on its discussions regarding the potential impact the positive market reaction to the Company’s earnings release and conference call would have on the potential proxy contest with Party C and the joint indication of interest from Party A/Party B. The Committee also reported that it was unclear whether Party A/Party B could continue to offer a substantial premium to the Company’s stockholders given the positive movement in the Company’s stock price since the Company’s last communication with Party A/Party B. The

Committee discussed the Company’s long-term business plan, and the assumptions underlying the long-term business plan, the Company’s performance, and ability to perform, against the plan. Following this discussion, the Company Board requested the Company’s management team to prepare a sensitivities analysis to the long-term business plan reflecting the Company Board’s decision to increase the quarterly dividend and to increase the size of the Company’s stock repurchase program in 2012. The Company Board also requested that the Company’s management team prepare a sensitivities analysis reflecting both upside and downside scenarios to the long-term business plan.

Later that day, Messrs. Federico and Mumford had a call with Party C. On this call Party C indicated that it owned between 1 and 2% of the Company’s outstanding stock. Party C then agreed to withdraw its Notice Letter if the Company would conduct a “Dutch Auction” to repurchase a significant number of shares and would consider adding one additional outside director with significant restaurant sector experience to its Company Board. Party C also requested an opportunity to interview the additional Company Board candidate prior to his or her election to the Company Board. Following the call, Mr. Federico sent a summary of the call to the Committee.

On February 22, 2012, at the direction of the Committee, Mr. Mumford called Party C to request a firm response regarding Party C’s current stock ownership.

On February 24, 2012, the Committee held a meeting, with Messrs. Federico and Mumford and representatives from Goldman and DLA in attendance. The Committee discussed the latest communications from Party C, including its request for the Company to complete a significant stock repurchase through a “Dutch Auction” process and to add an additional outside director acceptable to Party C. The Committee then discussed Party C’s potential stock ownership, and the ownership levels that would be considered influential by the Company’s institutional investors. The representatives from Goldman then discussed materials prepared by Goldman and provided to the Committee prior to the meeting, including potential responses the Company could take to Party C’s proposals and the sensitivities analyses prepared by management. The Committee then discussed the Company’s upside and downside potential reflected in the sensitivities analysis. The Committee then met in executive session with its advisors and without Messrs. Federico and Mumford to discuss the potential response to the joint indication of interest from Party A/Party B. The Committee discussed the potential issues associated with a public sale process, including management distraction, potential process delays and the valuation impact of a potential failed sale process. The Committee discussed with the advisors whether the Company Board could maintain that the Company was not for sale, but on an exploratory basis only ask Party A/Party B to quantify what it viewed as a “substantial premium,” especially considering the positive movement in the Company’s stock price since these parties first approached the Company in January 2012.

The Committee then discussed the appropriate process to ensure maximum stockholder value if Party A/Party B indicated that they still believed they could provide a substantial premium to the Company’s stockholders. The Committee discussed the interest in the Company previously expressed during fiscal 2011 by Centerbridge, including Centerbridge’s familiarity with the Company’s business and future upside potential as a result of the analysis Centerbridge had performed during fiscal 2011. The Committee discussed a process to obtain indications of interest from both Party A/Party B and Centerbridge, including concerns regarding confidentiality as the Company Board considered various alternatives for improving or maximizing long-term stockholder value since the Company Board maintained that the Company was not for sale at that time. Because the Company Board and management were continuing to operate under the long term business plan and no decision to sell the Company had been made, the Committee determined that any exploratory process needed to be confidential to avoid management and employee distraction and to protect relationships with the Company’s partners and vendors. The Committee discussed with its advisors a potential process, in which the interested parties would provide an indication of interest to the Company Board after receiving a copy of the Company’s long-term business plan and having an opportunity for a two hour due diligence call with management. The advisors discussed the measures that could be taken to ensure confidentiality, including the requirement for each of these groups to sign a Nondisclosure and Standstill Agreement.

The Committee then discussed with its advisors the process and timing for requesting indications of interest from other potentially interested parties. Members of the Committee discussed that Mr. Federico had previously mentioned another private equity firm during the Company Board meeting of February 7, 2012, referred to herein as Party D, and the Committee requested that the advisors follow-up with Mr. Federico regarding the Company’s prior communications with Party D to determine whether Party D had expressed an interest in completing a transaction with the Company. The representatives from Goldman reported that in Goldman’s view only a limited number of strategic buyers likely would have both the financial ability and the strategic interest in potentially acquiring the Company, given the Company’s size and business sector. A discussion ensued regarding Strategic A, and the prior discussions the owners of Strategic A had with management in October 2011 and Strategic A’s ownership interests in the Company. A discussion then ensued to determine whether the process could be structured to include additional parties at a later time. The representatives from Goldman then reported that Strategic A had not previously completed a transaction similar in size to a potential acquisition of the Company. The Committee discussed the competitive risks and potential confidentiality concerns with inviting indications of interest from potential strategic buyers, causing significant management distraction.

The Committee made the following determinations: (i) it was in the best interests of the Company’s stockholders for the Company to continue focusing on improving operations and implementing the long-term business plan, rather than put the Company up for sale; (ii) a public sale process would present significant risks to the long-term value of the Company, especially causing significant management distraction during this period when management was implementing a number of new initiatives in an effort to turn-around the Company’s performance; (iii) like any business plan, there are risks and uncertainties in the Company’s long-term business plan; (iv) Party A/Party B are two of the leading investors in the restaurant industry and based on their past experience and knowledge of the Company are in a unique position to understand and evaluate the potential upsides of the Company’s long-term business plan; (v) Centerbridge is also one of the leading investors in the restaurant industry, and is also in a unique position to understand and evaluate the potential upsides of the Company’s long-term business plan; and (vi) there are a number of significant competitive and confidentiality concerns involved in discussing the Company’s long-term business plan with potential strategic buyers, including Strategic A.

Based on these determinations, the Committee decided to recommend to the Company Board the following: (i) a member of the Committee should contact Party A/Party B to determine if these parties still believed they could provide a substantial premium to the Company’s stockholders and whether they would be interested in quantifying their valuation after receiving the Company’s long-term business plan and being allowed to conduct limited due diligence; (ii) if Party A/Party B indicated an interest in participating in this exploratory discussion, Goldman should contact Centerbridge to determine its interest in providing an indication of interest following its analysis of the long-term business plan; (iii) the advisors should discuss Party D’s prior interactions with the Company in order to assist the Committee in determining whether it should be invited into the same exploratory discussion; and (iv) no strategic buyers, including Strategic A, should be contacted at this time given competitive and confidentiality concerns.

Immediately following the meeting of the Committee, the Company Board held a meeting on February 24, 2012, and then reconvened in executive session with only the outside directors, Messrs. Federico and Mumford and representatives of Goldman and DLA in attendance. The Committee reported on recent communications from Party C, and its proposed response strategy. The representatives from Goldman then discussed the sensitivities analyses prepared by management. Following this presentation, the Committee presented its determinations and recommendations to the Company Board, as outlined above, which were approved by the outside members of the Company Board.

On February 27, 2012, as authorized by the Company Board, a Committee member informed Party A that the Company was not for sale and that Company Board continued to believe that it was in the best interests of the Company’s stockholders for the Company to focus on improving operations and implementing the long-term business plan. A member of the Committee also informed Party A that the Company Board believed the positive movement in the Company’s stock price since the Company’s earnings release and conference call on February 16, 2012 evidenced that the Company’s stockholders continued to support management and the Company’s long-term business plan. The Committee member then asked whether Party A believed that Party A/Party B could still offer a “substantial premium” based on the Company’s current stock price. If so, the Committee member informed Party A that the Company Board would be willing to provide Party A/Party B with an opportunity to review management’s long-term business plan and have a two hour telephone call with management to ask questions; provided that Party A/Party B first signed a Nondisclosure and Standstill Agreement with the Company. Party A asked the Committee member if it could discuss this opportunity with Party B. Following the call, the Committee member provided an update to the Committee regarding his conversation with Party A.

On February 28, 2012, a representative from Party A sent an email message to the Committee stating that Party A/Party B believed that they still had the ability to offer a substantial premium to the Company’s stockholders and expressing an interest in receiving the long-term business plan for analysis.

On February 28, 2012, Messrs. Federico and Mumford had a conference call with representatives from Party C. On the call, Messrs. Federico and Mumford informed Party C that the Company Board continued to support the Company’s previously announced stock repurchase program, and did not believe that conducting a “Dutch Auction” would be in the best interests of the Company’s stockholders. Messrs. Federico and Mumford also informed Party C that the Company Board would consider adding another outside director to the Company Board, but any new candidate would be selected in accordance with the Company’s Corporate Governance Principles and Practices and Bylaws. They also informed Party C that the Company Board would not complete the process to identify a new outside director candidate prior to the annual meeting of stockholders scheduled for April 18, 2012. Following this call, on February 29, 2012, Party C informed Messrs. Federico and Mumford that Party C was formally withdrawing its Notice Letter nominating six directors.

On February 29, 2012, at the request of the Committee, Party A confirmed that Party A/Party B believed they still had the ability to offer a substantial premium to the Company’s stockholders. After this call, the Committee directed Goldman to send Party A/Party B the Company’s Nondisclosure and Standstill Agreement.

On February 29, 2012, at the request of the Committee Goldman also contacted Centerbridge and invited Centerbridge to participate in the exploratory discussions. Goldman explained to Centerbridge that the Company was not for sale, but the Company Board would allow Centerbridge to analyze the Company’s long-term business plan and hold a call with the Company’s management team to determine if Centerbridge could offer the Company’s stockholders a substantial premium. Goldman also explained the confidential nature of the exploratory discussions. Centerbridge expressed its interest in participating in the exploratory discussions on the terms outlined by the Committee. Following this call, Goldman sent Centerbridge the Company’s Nondisclosure and Standstill Agreement.

On March 2, 2012, the Committee held a meeting, with Messrs. Federico and Mumford and representatives from Goldman and DLA in attendance. Messrs. Federico and Mumford reviewed their discussions with Party C since the last meeting of the Committee, including Party C’s subsequent decision to withdraw its Notice Letter. The Committee then reported that Party A/Party B indicated that they could still offer a substantial premium to the Company’s stockholders. The representatives from Goldman then reported on their discussions with Centerbridge, including Centerbridge’s belief that that they could offer a substantial premium to the Company’s stockholders. The representatives from Goldman indicated that both Centerbridge and Party A/Party B had been provided with the Company’s Nondisclosure and Standstill Agreement. Mr. Federico then reported that Party D had not previously indicated an interest in completing a transaction with the Company. As a result, the Committee determined that Party D should not be contacted at this time. The representatives from Goldman then reviewed their preliminary financial analyses of the Company that Goldman had prepared and provided to the Committee prior to the meeting. The representatives from Goldman also outlined the next steps in providing information to Party A/Party B and Centerbridge regarding the Company’s long-term business plan, and preparing for their calls with management. The Committee discussed the need to maintain strict confidentiality during the exploratory discussions. The Committee also discussed the potential disruptions and issues of conducting a broad sales process at this time including the distraction to the management team when it was attempting to turn-around the Company’s performance.

Following the Committee meeting, on March 2, 2012, a written update was provided to the Company Board regarding the status of the exploratory discussions and the Committee’s meeting and decisions.

On March 2, 2012, Centerbridge executed the Company’s Nondisclosure and Standstill Agreement. Thereafter, Goldman provided Centerbridge with a preliminary information package regarding the Company, which included the Company’s long-term business plan.

On March 5, 2012, Party A/Party B executed the Company’s Nondisclosure and Standstill Agreement. Thereafter, Goldman provided Party A/Party B with a preliminary information package regarding the Company, which included the Company’s long-term business plan.

On March 12, 2012, Centerbridge and Party A/Party B held separate due diligence calls with Messrs. Federico and Mumford. Representatives from Goldman and DLA attended the calls. Following these due diligence calls, at the request of the Company Board, Goldman requested that these groups provide the Company Board with an indication of interest reflecting their valuation of the Company, as well as any conditions or special terms they would require, in writing, by the close of business on March 16, 2012.

On March 16, 2012, both Centerbridge and Party A/Party B submitted non-binding indications of interest to acquire the Company. Centerbridge indicated a range of $51 to $53 per share. Party A/Party B indicated a range in the “mid-$40s” per share. In a subsequent call with Goldman, Party A/Party B stated that the Company Board should consider their indication of interest in the range of $44 to $46 per share.

On March 18, 2012, Goldman provided the Committee with a copy of the indications of interest received from Centerbridge and from Party A/Party B. Goldman also provided the Committee with a copy of the presentation materials Goldman planned to discuss at the Committee meeting scheduled for March 19, 2012.

On March 19, 2012, the Committee held a meeting, with Mr. Federico and representatives from Goldman and DLA in attendance. The representatives from Goldman began the meeting by summarizing the status of the exploratory discussions, including a summary of the indications of interest submitted by Centerbridge and by Party A/Party B. The representatives from Goldman then discussed their preliminary financial analysis of the Company, including financial analyses based on the sensitivities analysis prepared by management at the request of the Company Board. The Committee discussed the indications of interest compared to the Company’s long-term business plan, considering the sensitivities analysis.

The Committee then met in executive session with its advisors. The Committee then discussed potential next steps in the exploratory discussions, including different process structures that could be used to maximize stockholder value if the Company Board determined to move forward with the exploratory discussions to a potential sale of the Company. The Committee and its advisors discussed the potential trade offs regarding maintaining a confidential process versus a public auction process, including the distraction of management and the negative valuation impact of a failed process. The Committee then discussed the quality of the private equity firms providing the indications of interest, and how well these particular firms understood the Company’s business and potential upside. Based on the financial analysis, the Committee and its advisors discussed the indications of interest and how they related to where other private equity groups would likely value the Company. The Committee also considered the trade-offs of inviting other private equity groups to join the process, and whether any strategic buyers should be invited to join the process. The representatives from Goldman then discussed the limited number of potential strategic buyers that likely would have both the financial ability and strategic interest to complete a transaction with the Company. The Committee also discussed whether

Strategic A should be invited to join the process given its stock ownership and the interest the owners of Strategic A had previously expressed in combining the two companies. The Committee determined to further reflect upon the discussion at the meeting and reconvene on March 22, 2012 to determine next steps.

On March 22, 2012, the Committee held a meeting, with representatives from Goldman and DLA in attendance. The representatives from Goldman discussed its preliminary financial analyses of the Company provided to the Committee prior to the meeting, information regarding potential strategic and private equity buyers, including their likely respective interests in and abilities to consummate a transaction with the Company, and possible transaction structures and related timelines. The Committee discussed the recent initiatives launched by the Company as part of its turn-around plan, and discussed the potential risks and benefits associated with these initiatives. After a discussion, the Committee expressed its confidence in management’s long-term business plan, and reaffirmed that it was not committed to selling the Company, but felt compelled to pursue the indications of interest because of potential premiums and the financial strength and reputations of the firms who submitted the indications of interest.

The Committee again discussed the need to maintain strict confidentiality, the time it would take to accomplish a transaction process, timing of the Company’s planned earnings release for first quarter of 2012 and the likely financial results for such period as estimated by management. The Committee then discussed whether the Company should consider actively soliciting bids from a larger group of strategic and private equity buyers, or, given concerns about timing, confidentiality and distraction to management, whether it would be more beneficial for the Company to consider bids from a smaller cross-section of strategic and private equity buyers and, in the event a decision to sell the Company was made, negotiate a “go-shop” provision in a merger agreement that would allow the Company to seek other bids during some period following execution of a merger agreement.

The Committee decided not to reach a final decision on whether it believed the Company should move the exploratory discussions forward. The Committee did determine that based on its assessment of the relevant facts and the advice of its advisors the following process characteristics would be in the best interests of the Company’s stockholders: (i) a confidential process would be better than a public auction process; (ii) a faster process would be better than a lengthy, drawn-out process; (iii) the process must be competitive and structured to obtain the best price for the Company’s stockholders; and, (iv) any agreement with a potential buyer should contain a “go-shop” provision and reasonable termination fees.

After this discussion, the representatives from Goldman discussed the potential next steps if the Committee and the Company Board determined to move the process forward, including the messages Goldman could deliver to each of the existing bidder groups. The Committee then discussed potentially inviting two additional strategic buyers into the process, including Strategic A and a large national, multi-chain brand in the Company’s market space, referred to herein as Strategic B, which the Committee considered the most likely interested strategic buyer. The Committee discussed the ability to maintain a confidential and timely process if strategic buyers were invited into the process, and the trade-offs of inviting the strategic buyers to join later in any process started by the Committee and the Company Board. Finally, the Committee considered the appropriate role of the Company’s management team in the process, and determined that it would continue to recommend that the Committee lead the process with any potential bidders, and that management would not be allowed to discuss any future roles with the potential bidders if and until after the Company Board had approved and the Company had signed a merger agreement with such party. After discussion, the Committee decided to reconvene on March 23, 2012, prior to the scheduled Company Board meeting to determine next steps in the process for recommendation to the Company Board.

On March 23, 2012, the Committee held a meeting, with representatives from Goldman and DLA in attendance. The Committee and its advisors reviewed the information the Committee had considered at its prior meetings held on March 19 and 22, 2012, including the assumptions included in the company’s long-term business plan, the likely results of the Company’s first quarter as estimated by management, and the timing for the Company’s announcement of these results. After a discussion, the Committee reaffirmed its determination that the following process characteristics would be in the best interests of the Company’s stockholders: (i) a confidential process would be better than a public auction process; (ii) a faster process would be better than a lengthy, drawn-out process; (iii) the process must be competitive and structured to obtain the best price for the Company’s stockholders; and (iv) any agreement with a potential buyer should contain a “go-shop” provision and reasonable termination fees. The Committee then determined to recommend to the Company Board the following: (i) the Company Board should move the process forward with Centerbridge, (ii) the Company Board should indicate to Party A/Party B that they needed to increase their joint indication of interest to move forward in the process, and (iii) the Company Board should expand the process to include the most likely interested strategic buyers: Strategic A and Strategic B. In addition, the Committee reaffirmed its determination that the Company’s management should not play an active participatory role in the process, and should not discuss any future arrangements with a potential buyer unless and until the Company Board approved and the Company executed a merger agreement with a potential buyer.

On March 23, 2012, the Company Board held a meeting, with representatives from Goldman and DLA in attendance. The Chair of the Committee provided a report of the meetings held by the Committee, including a summary of the Committee’s determinations and recommendations to the Company Board. The representatives from Goldman then reviewed the preliminary financial analyses regarding the Company that Goldman had provided to the Company Board prior to the meeting. A discussion then ensued with the Company Board regarding the potential next steps in the process. The Committee discussed with the Company Board the need to maintain strict confidentiality, the time it would take to present a potentially acceptable deal to the Company Board, the Company’s likely first quarter results and the timing of the planned earnings release for first quarter of 2012. The Committee then reported on whether the Company should consider actively soliciting bids from a larger group of strategic and private equity buyers, or whether it would be more beneficial for the Company to consider bids from a smaller cross-section of strategic and private equity buyers and, in the event a decision to sell the Company was made, demand a “go-shop” provision in a merger agreement that would allow the Company to seek other bids during some period of time following execution of a merger agreement.

The Company Board discussed the indications of interest and the recommended process and related timing. The Company Board made clear that while it would continue the exploratory process as outlined by the Committee, the Company Board remained committed to management’s long-term business plan as the best means for achieving long-term stockholder value. After further discussion, the Company Board unanimously determined to accept the determinations and recommendations of the Committee as outlined above.

On March 26, 2012, the Committee began discussing the terms of engaging Goldman as the Company’s exclusive financial advisor in connection with a potential transaction involving the sale of the Company. The Committee viewed Goldman as the best investment bank to serve in this role as Goldman had performed at a high level under the terms of the February 7th engagement letter and as a result of that engagement had gained expertise on the Company’s operations, financial performance and long-term business plan. In addition, in accordance with the terms of the February 7th engagement letter, the Company was required to offer Goldman the opportunity to serve as the Company’s exclusive financial advisor, assuming the Company and Goldman could agree on the terms of Goldman’s engagement, including the fees requested by Goldman.

On March 27, 2012, as authorized by the Company Board, Goldman contacted Strategic A and Strategic B and invited them into the process. Goldman discussed the process with both parties, including the timeline required to get through the process. Both Strategic A and Strategic B expressed interest in participating in the exploratory discussions, and were provided with the Company’s Nondisclosure and Standstill Agreement. At the direction of the Company Board, Goldman also invited Centerbridge into the second stage of the process, and detailed the steps and timeline to submit a final bid for consideration by the Company Board. At the direction of the Company Board, Goldman also called Party A/Party B, and informed them that their bid was insufficient and that their bid would need to be “into the $50s” in order to be competitive. Party A/Party B asked for additional time to determine whether they would be willing to increase their indication of interest.

On March 28, 2012, Party A/Party B declined to participate further in the exploratory discussions, expressing their interest in the Company but concluding that they would not be able to extend their bid into the $50 plus range per share.

On March 29, 2012, Strategic B signed the Nondisclosure and Standstill Agreement.

On March 29, 2012, Goldman held a meeting with the Chief Financial Officer of Strategic A to discuss the process and timeline. During the meeting, Strategic A requested that Goldman ask the Company whether Strategic A could include a private equity firm, referred to herein as Party E, in preparing a joint indication of interest.

On March 29, 2012, the Company issued a press release announcing its intention to file its earnings release for the first quarter of fiscal 2012 and to host the related conference call on May 1, 2012.

On March 30, 2012, Goldman informed Strategic A that the Committee had authorized Strategic A to prepare a joint indication of interest with Party E, provided Party E executed a Nondisclosure and Standstill Agreement.

On March 30, 2012, at the direction of the Committee, Goldman provided Strategic B with a preliminary information package regarding the Company, which included the Company’s long-term business plan. Goldman also invited Strategic B to participate in a due diligence call with management to discuss the long-term business plan.

On April 3, 2012 Centerbridge visited the Company’s offices for a due diligence session with the Company’s management team. Representatives from Goldman attended the meeting.

On April 4, 2012, a written update was provided to the Committee on the status of the process, including a status update on each of the parties participating in the process.

On April 4, 2012, Centerbridge and its representatives were granted access to the Company’s data room.

On April 5, 2012, Strategic A/Party E each executed Nondisclosure and Standstill Agreements, and were provided the preliminary information package regarding the Company, including the Company’s long-term business plan. Strategic A/Party E also scheduled a meeting for April 13, 2012 with the Company’s management to discuss the long-term business plan.

On April 5, 2012, Strategic B notified Goldman that it was declining to further participate in the exploratory discussions, indicating that it could not get to a purchase price for the Company that would be attractive.

On April 9, 2012, the Committee received a written update regarding the status of the process, including the status of each of the parties participating in the process.

On April 10, 2012, Strategic A had a due diligence call with the Company’s management regarding the Company’s long-term business plan. Representatives from Goldman participated in the call.

On April 11 and 12, 2012, as authorized by the Committee, the Company held due diligence meetings with representatives of Centerbridge and Centerbridge’s financing sources and outside audit firm. Representatives from Goldman attended these meetings.

On April 16, 2012, Strategic A/Party E submitted a non-binding indication of interest to acquire the Company at $50 per share.

On April 17, 2012, the Committee held a meeting, with Mr. Federico and representatives from Goldman and DLA attending. The Committee met in executive session with Mr. Federico and the representatives from DLA. The representatives from DLA reviewed the terms of Goldman’s proposed engagement letter. The Committee discussed the steps that had been undertaken with Goldman at the request of the Committee to confirm that Goldman did not have a conflict of interest in light of its other business activities or other material interest that would impair its ability to advise the Committee or the Company Board. Following a discussion, the representatives of Goldman joined the meeting, the representatives from Goldman then informed the Committee that Goldman had reviewed the proposed engagement through a centralized process to determine, among other things, whether the proposed engagement presented a conflict of interest in light of Goldman’s other business activities. Representatives of Goldman then informed the Committee that, based on that review, Goldman had concluded that it had no conflict of interest that would prevent Goldman from representing the Committee or the Company Board with respect to the next phase of the exploratory process and a potential transaction resulting therefrom. Goldman also reported the following as of the time of its report:

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Goldman’s internal records reflect that no specified member of the Goldman deal team assigned to the Company’s engagement owns any direct interest in the Company or specified third parties who participated in the exploratory process (collectively, the “Relevant Parties”). In addition, neither personnel in Goldman’s Investment Banking Division nor funds managed by its Merchant Banking Division (which divisions operate on the private side of Goldman’s ethical wall, as further described below) manages any direct interest in the specified Relevant Parties.

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Goldman, like other full service banks and brokerage firms, has a Securities Division that operates on the public side of Goldman’s ethical wall, makes markets by acting either as an agent for buyers and sellers by executing their orders in the market or as a principal supplying liquidity directly to market participants. All market makers engage in risk management activities, such as hedging and managing inventory, in both cash and derivative instruments. As a result of these activities, Goldman, like other brokerage firms, may have positions in the equity, debt, loans, or derivatives of the Relevant Parties and these positions may change over time. In addition, Goldman, like many full service banks and brokerage firms, has an Investment Management Division that manages mutual funds, hedge funds, private equity funds and similar accounts. The Investment Management Division is managed as a separate business unit from the rest of Goldman with its own operating, control, compliance and risk management infrastructure. Stringent regulatory, informational, and operational barriers separate the Investment Management Division from the Investment Banking and Securities Divisions. Goldman’s portfolio managers generally have discretion over client assets, and owe fiduciary duties to their clients. Because of its asset management activities, Goldman, like other asset managers, may have or acquire and vote positions, investments or co-investments in the equity, debt, loans, or derivatives of the Relevant Parties and these positions may change over time. As is consistent with the practices of other full service banks and brokerage firms, asset managers’ accounts are, as a general matter, required to fulfill a fiduciary responsibility to their investors in making decisions to purchase, sell, hold or vote any instrument or take any other action, which in each case may relate to the Company’s potential transaction, and consequently, as a matter of law and firm policy, the Investment Banking Division does not influence or interfere with those decisions.

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Goldman’s internal records regarding its investment banking relationship with the Relevant Parties reflect that in the past two years, the only publicly announced transactions in which Goldman’s Investment Banking Division has been involved on behalf of the Relevant Parties (including on behalf of any of their respective affiliates or portfolio companies) are as follows:

•	Centerbridge Partners: 3 transactions

•	Strategic A: No transactions

•	Party E: No transactions

•	Strategic B: 2 transactions

•	Party B: 56 transactions

•	Party A: 2 transactions

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Goldman may be or may have been involved in other transactions on behalf of, or involving, the Relevant Parties or any of their respective affiliates or portfolio companies that have not been publicly disclosed and that Goldman is accordingly not permitted to disclose without consent from its client. Notwithstanding the foregoing, such unannounced transactions do not change the foregoing conclusion that, in Goldman’s opinion, Goldman has no conflict of interest that prevents Goldman from representing the Committee or the Company Board with respect to the next phase of the exploratory process and a potential transaction resulting therefrom.

•	In the normal course of business, members of the Goldman team meet with a range of entities that operate in or invest in the restaurant sector.

•	Prior to the cessation of Goldman’s engagement by the Committee, Goldman will update its conflicts disclosure upon request of the Committee.

After a discussion, the Committee approved Goldman’s engagement letter. The representatives from Goldman then provided an update on the exploratory discussions, including a discussion of the indication of interest received from Strategic A/Party E. Following this update, the Committee discussed the timing of the Company’s planned announcement of its first quarter 2012 financial results. The Committee then discussed Strategic A’s/Party E’s ability to timely complete its due diligence and to submit a fully-financed offer. Following this discussion, the Committee determined to invite Strategic A/Party E to continue participating in the exploratory discussions. The representatives from DLA then discussed a proposed dual track deal structure for the merger agreement, in which the potential acquirer would file a tender offer for all of the Company’s shares and the Company would simultaneously file a proxy statement and prepare to hold a stockholder meeting to approve a merger in the event the tender offer was not successful. The representatives from DLA indicated that the dual-track acquisition structure could allow any potential merger to close sooner than a more typical “one-step” merger transaction, while also providing a higher degree of closing certainty than a typical “two-step” tender offer structure. The representatives from DLA then discussed the potential grant of a “top-up” option to the potential acquirer which would allow the potential acquirer to acquire shares from the Company in order to complete the tender offer. The Committee discussed the importance of structuring any potential transaction to provide deal closing certainty. The Committee executed the Goldman engagement letter after the Committee meeting.

On April 17 and 18, 2012, the Company Board held a regularly scheduled meeting, with representatives from DLA in attendance. At this meeting, Mr. Federico reported on the Company’s first quarter results and the reasons why the Company’s financial results were below the Company’s expectations and consensus analyst estimates. Mr. Federico then updated the Company Board on the initial results from the Company’s recent initiatives. He also discussed the Company’s long-term business plan, as well as the Company’s strategic plans to improve its operations and financial results. The Committee also updated the Company Board on events related to the exploratory discussions since the last Company Board meeting. The Committee then discussed the Committee’s approval of Goldman’s engagement letter including the terms of the engagement letter. The Committee described the process that had been undertaken with Goldman to confirm that Goldman did not have a conflict or other material interest that would impair its ability to advise the Committee or the Company Board. The Committee reported that the representatives from Goldman confirmed that Goldman did not have a conflict or material interest in any potential transaction that would impair Goldman’s ability to advise the Committee or the Company Board. After this discussion and the Company Board having been satisfied that Goldman had no conflicts and was competent to serve as a financial advisor to the Company Board and the Committee, representatives of Goldman were invited into the meeting. The outside directors then met in executive session with representatives from Goldman and DLA in attendance. The Committee reported to the other outside directors the indication of interest received from Strategic A/Party E. The outside directors then discussed the timing of the Company’s planned announcement of its first quarter 2012 financial results and Strategic A’s/Party E’s ability to timely complete their due diligence and to submit a final bid package. The outside directors confirmed the Committee’s decision to invite Strategic A/Party E to continue participating in the process.

Following the Company Board meeting on April 17 and 18, 2012, at the direction of the Company Board, Goldman called Centerbridge to confirm the timeline and process for Centerbridge to submit its final bid package. At the direction of the Company Board, Goldman also contacted Strategic A, and invited Strategic A/Party E to participate in the next stage of the process. Goldman outlined the process and timeline for Strategic A/Party E to submit a final bid package, which timeline was identical to the timeline discussed with Centerbridge. Strategic A expressed an interest in continuing to participate in the process and working to submit a final bid on the timeline outlined by Goldman. Following the call, Strategic A/Party E were provided access to the Company’s data room, and scheduled a due diligence meeting with the Company’s management team for April 20, 2012.

On April 18, 2012, the Company held its scheduled 2012 Annual Meeting of Stockholders.

On April 18, 2012, Goldman delivered a draft of a merger agreement prepared by the Company to Centerbridge and Strategic A. The draft merger agreement included the dual-track acquisition structure, “go-shop”, termination fee and other provisions previously considered by the Committee.

On April 19, 2012, Strategic A notified Goldman that it did not intend to proceed with the process because Party E had turned its attention to another deal and told Strategic A that it could not pursue both opportunities at the same time. Strategic A further informed Goldman that the Company was simply too large for them to undertake without a major financial partner. Strategic A also said that they would like to have the potential opportunity to be considered in a “go-shop” period, if the Company elected to move forward with another bid.

On April 19, 2012, Goldman received an unsolicited call from a representative of a private equity firm, referred to herein as Party F, indicating that Party F had heard that Goldman had been retained by the Company to conduct a sale process. Because the Committee and the Company Board determined that the process must be strictly confidential, Goldman neither confirmed nor denied any such engagement.

On April 19, 2012, Centerbridge’s legal counsel, Weil, Gotshal & Manges LLP (“Weil”), returned a marked version of the merger agreement to DLA. DLA and Weil discussed a number of questions regarding the merger agreement on April 20, 2012, including the “go-shop” and other deal protection provisions in the Merger Agreement. That evening, DLA delivered a draft of the Company’s disclosure schedule to Weil.

On April 24, 2012, Weil, on behalf of Centerbridge, provided written comments to the merger agreement.

On April 24 and 25, 2012, Weil and DLA discussed open issues on the terms of the merger agreement.

On April 26, 2012, the Committee held a meeting, with Messrs. Federico and Mumford and representatives from Goldman and DLA in attendance. The representatives from Goldman provided the Committee with an update on the process, including: (i) noting that Centerbridge remained on track to provide its final bid package to the Company by Friday, April 27, 2012; (ii) Strategic A’s/Party E’s decision to opt out of the process; and, (iii) the unsolicited call from Party F. The representatives from DLA then reviewed their assessment of the merger agreement comments received from Centerbridge. The representatives from Goldman then summarized the unsolicited proposal the Company recently received from Party G to acquire Pei Wei Asian Diner, Inc (“Pei Wei”). They informed the Committee that Party G is a special purpose acquisition corporation that recently raised $75 million in a public offering and that Party C is Party G’s sponsor firm. The representatives from Goldman then discussed the preliminary financial analyses Goldman prepared and provided to the Committee prior to the meeting analyzing Party G’s unsolicited proposal. Following a discussion, the Committee determined that Party G’s proposal was not acceptable, and that the Company should not respond to Party G’s proposal until after the exploratory discussions had concluded with Centerbridge.

On April 27, 2012, Centerbridge submitted its final bid package to the Company Board with a bid price of $51.00 per share to be paid in cash.

On April 28, 2012, the Committee held a meeting, with representatives from Goldman and DLA in attendance. The representatives from Goldman reviewed Centerbridge’s final bid package, including a discussion of the bid price, the financial and equity commitments, and the terms of the merger agreement. The representatives from Goldman reported that they believed there were a limited number of outstanding issues on the financial and equity commitments. A representative from Goldman then discussed his conversation with Centerbridge regarding the bid package, including the factors Centerbridge had learned during the due diligence process that caused it to present a bid at the low end of the range of Centerbridge’s original indication of interest. Following a discussion, the representatives from Goldman discussed the financial analyses Goldman had prepared and provided to the Committee prior to the meeting.

The representatives of DLA then reviewed DLA’s assessment of the legal terms of the merger agreement, the financial and equity commitments and the other related transaction agreements. The representatives from DLA then discussed in detail two outstanding legal issues, which included the “go-shop” provision and the termination fees in the merger agreement. Following a discussion, the representatives of DLA discussed other outstanding legal issues that the Company planned to discuss with Centerbridge if the Committee authorized the Company to move forward with negotiations.

The Committee and its advisors discussed that the Company Board had in the past expressed confidence in management’s long-term business plan, and had not determined to sell the Company. The Committee then discussed that the Company Board had commenced exploratory discussions to determine whether engaging with the third parties who had expressed interest in the Company would lead to an offer that would maximize stockholder value, especially when considering the risks and uncertainties involved with the Company’s long-term business plan. Following this discussion, the Committee requested Messrs. Federico and Mumford provide an update on the Company’s performance in fiscal 2012 and the Company’s ability to achieve its long-term business plan. Mr. Mumford reviewed the results of the first quarter, and the projections for the second quarter and the balance of fiscal 2012. Mr. Federico then discussed the long-term business plan, including the assumptions made in the plan.

The Committee then met in executive session with its advisors from Goldman and DLA. The Committee discussed Centerbridge’s bid package, including the factors Centerbridge communicated as grounds for its bid price, and the outstanding deal terms offered by Centerbridge. The Committee also discussed the Company’s long-term business plan, the Company’s financial performance during fiscal 2012, and the assumptions in the long-term business plan. The Committee then asked Goldman for input on whether Centerbridge had any room to increase the bid price. Following a discussion, the Committee members unanimously expressed their view that Centerbridge’s bid price represented a substantial premium to the Company’s stockholders and should be pursued, when considering the Company’s performance in fiscal 2012 and the risks associated with the Company achieving its long-term plan. The Committee then directed Goldman to take the following actions with Centerbridge: (i) encourage Centerbridge to increase their bid and (ii) communicate to Centerbridge that its “go-shop”, including the length of and the termination fees associated with the “go-shop” provisions, were not acceptable, and that the Committee would not recommend that the Company Board move forward with the transaction unless the “go-shop” provisions were revised. The representatives from Goldman then discussed with the Committee the next steps in the process and the potential process timeline.

Following this meeting, Goldman contacted Centerbridge as requested by the Committee. On April 29, 2012, Centerbridge notified Goldman that it would increase the bid price to $51.50 per share to be paid in cash, and work in good faith to resolve the outstanding issues related to the “go-shop” provisions but that Centerbridge would not agree to the original “go-shop” provisions proposed by the Company. Goldman informed the Committee of Centerbridge’s communication, and the Committee directed the Company and its advisors to continue to work with Centerbridge and its advisors to present a deal for consideration by the Company Board on April 30, 2012.

From April 29 to April 30, 2012, the Company and Centerbridge negotiated the final terms of the merger agreement, the financial and equity commitments, and the related transaction documents.

On April 30, 2012, the Committee held a meeting, with each of the remaining members of the Company Board, Mr. Mumford and representatives from Goldman and DLA in attendance. The representatives from DLA then reviewed the fiduciary duties of the Company Board and the Committee. The representatives from Goldman discussed with the Committee and the other Company Board members its financial analyses of the price per share offered by Centerbridge in the proposed transaction, that Goldman had prepared and provided to the Company Board and the Committee prior to the meeting. During the presentation, the following topics were discussed among the Committee, the other Company Board members and representatives of Goldman: (i) the final bid package, including a discussion of the bid price, the financing and equity commitments, and the terms of the merger agreement, (ii) the Company’s future prospects and financial performance and condition based on the Company’s long term business plan prepared by the management of the Company, (iii) alternative means of creating stockholder value and pursuing the Company’s strategic goals (including pursuing the Company’s long-term business plan as an independent public company) and the risks and uncertainties of these alternatives to achieve strategic goals, and (iv) financial analysis of the Company and the proposed transaction. Finally, a representative from Goldman discussed his conversation with Centerbridge regarding the bid package, including the factors Centerbridge had learned during the due diligence process that caused it to present an offer at the low end of the range of Centerbridge’s original indication of interest.

The representatives of Goldman then rendered to the Committee its oral opinion, subsequently confirmed in writing, that based upon and subject to the factors and assumptions set forth therein, the $51.50 per share of Company Common Stock in cash to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders as discussed in “—Goldman Financial Analyses and Opinion.” Such opinion is attached hereto as Annex I.

The representatives of DLA then discussed the materials DLA had prepared and provided to the Company Board and the Committee prior to the meeting regarding the terms of the Merger Agreement, the financial and equity commitments, and the related transaction documents. The representatives from DLA discussed the “go-shop” provisions and the termination fees in the Merger Agreement. Following a discussion, the Committee discussed the opportunity and the process for interested parties to submit a superior proposal during the “go-shop” period. The representatives from Goldman discussed the process and timeline during the “go-shop” period for contacting potential interested parties. The Committee also discussed the strength of the financing and equity commitments.

The Committee then considered the positive and negative factors and risks in connection with the proposed transaction, as discussed in the section entitled “Recommendation of our Board of Directors; Reasons for the Merger” below. The Committee then adjourned the meeting to be reconvened for only members of the Committee and its advisors.

The Committee reconvened the meeting and, following a discussion, recommended that the Company Board: (i) approve the execution, delivery and performance of the Merger Agreement and the related transactions; (ii) determine that the terms of the Offer, the Merger and the related transactions are substantively and procedurally fair to, and in the best interests of, the Company and its stockholders; (iii) declare the Offer, the Merger, the Merger Agreement and the related transactions are advisable; (iv) recommend that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the terms of the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger; and (v) authorize and approve the Top-Up Option (as defined below under “Item 8. Additional Information—Top-Up”) (including the consideration to be paid upon exercise thereof) and the issuance of the shares of the Company’s Common Stock as part of the Top-Up Option. The Committee meeting was then adjourned.

Following the Committee meeting on April 30, 2012, the Company Board held a meeting, with Mr. Mumford and representatives from Goldman and DLA in attendance. The representatives from DLA then reviewed the fiduciary duties of the Company Board. The Company Board and its advisors then discussed the presentations made by the representatives of Goldman and DLA at the prior Committee meeting, and asked for any remaining questions regarding the presentations. Following a discussion, the Company Board then asked if any of the Company Board members had any further questions for Messrs. Federico or Mumford regarding the Company’s projected financial results for the balance of fiscal 2012 or the Company’s long-term business plan.

The representatives of Goldman then reviewed Goldman’s earlier discussion with the Committee of Goldman’s financial analyses of the Company and of the purchase price per share offered by Centerbridge. The representatives of Goldman also reviewed for the Company Board Goldman’s oral opinion rendered earlier to the Committee, subsequently confirmed in writing, that based upon and subject to the factors and assumptions set forth therein, the $51.50 per share of Company Common Stock in cash to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders as discussed in “—Goldman Financial Analyses and Opinion.” Such opinion is attached hereto as Annex I.

Following a discussion, the outside members of the Company Board met in executive session with the representatives from Goldman and DLA and without the presence of management. The Company Board had determined that only the outside directors would vote on any proposed transaction involving the sale of the Company because (i) the Board had requested the Company’s management (including the employee directors) to focus on improving the Company’s operations and implementing the long-term business plan, rather than the decision making process regarding a potential transaction and (ii) members of the Company’s management (including the employee directors) may be offered positions with the Company if the Company is successfully acquired by Centerbridge. The outside directors of the Company Board then considered the positive and negative factors and risks in connection with the proposed transaction, as discussed in the section entitled “—Recommendation of our Board of Directors; Reasons for the Merger” below.

The Company Board then received the recommendations from the Committee. Following a discussion, the Company Board: (i) approved the execution, delivery and performance of the Merger Agreement and the related transactions; (ii) determined that the terms of the Offer, the Merger and the related transactions are substantively and procedurally fair to, and in the best interests of, the Company and its stockholders; (iii) declared the Offer, the Merger, the Merger Agreement and the related transactions are advisable; (iv) recommended that the Company’s stockholders accept the Offer and tender their shares of Common Stock pursuant to the terms of the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger; and (v) authorized and approve the Top-Up Option (including the consideration to be paid upon exercise thereof) and the issuance of the shares of the Company’s Common Stock as part of the Top-Up Option.

On May 1, 2012, the parties executed the Merger Agreement and the appropriate parties executed and delivered documents relating to the financing arrangements contemplated by the Merger Agreement. On May 1, 2012 before the opening of trading on the NASDAQ Stock Market, the Company issued a press release announcing the execution of the Merger Agreement. The Company also issued its earnings release announcing its financial results for the first quarter of fiscal 2012.

Following the execution of, and in accordance with the terms of, the Merger Agreement, at the direction of the Company Board and under the supervision of the Committee, representatives of Goldman began the process of contacting parties to determine whether they might be interested in pursuing a transaction that would be superior to the proposed transaction with Centerbridge. Representatives of Goldman contacted 29 parties, consisting of 21 private equity firms and 8 potential strategic buyers regarding their interest in making a superior proposal.

As of May 14, 2012, none of the parties contacted during the “go-shop” process, on behalf of the Company and at the direction of the Company Board, had submitted an acquisition proposal for the Company. The process for the solicitation of other third party interest is ongoing, although there can be no assurance that such efforts will result in an alternative transaction being proposed or in a definitive agreement for such transaction being entered into. The Company does not intend to announce further developments with respect to the solicitation process until the Company Board has made a decision regarding an alternative proposal, if any.

Recommendation of our Board of Directors; Reasons for the Merger

Committee

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Committee consulted with the Company’s senior management, DLA, its outside legal counsel, and Goldman, its independent financial advisor. In declaring the Merger and the other transactions contemplated thereby fair and advisable to the Company and its stockholders and recommending that the Company Board approve the Merger Agreement, the Committee considered a number of factors, including the following:

Financial Terms; Certainty of Value

•	Historical market prices, volatility and trading information with respect to Company Common Stock, including that the Offer Price:

•	Represented a premium of 26.3% over the closing price of the shares of Company Common Stock on April 27, 2012.

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Represented premiums of 29.9%, 34.1%, 46.5% and 49.8%, respectively, based on the volume weighted average prices of the shares of Company common stock for the one-, three-, six- and twelve-month periods ended on April 27, 2012.

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The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s stockholders while avoiding potential long-term business risk.

Financial Condition; Prospects of the Company

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The Company’s current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, as well as the Company’s long-term business plan and prospects if it were to remain an independent public company, and the potential impact of those factors on the trading price of Company Common Stock.

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The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving the Company’s long-term business plan in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. economy generally, (ii) general stock market conditions and volatility, including the performance of broad-based stock market indices and exchanges, (iii) future commodity prices, (iv) governmental regulations affecting the restaurant industry, including regulations of labor and employment as well as the sale of food and alcohol, and (v) the “risk factors” set forth in our Form 10-K for the fiscal year ended January 1, 2012.

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The Committee’s knowledge of the Company’s recent share price performance and the belief held by the members of the Committee that the Offer Price would provide the Company’s stockholders better value than the per share price of Company Common Stock was likely to be after taking into account by the Company’s recent operational performance.

Strategic Alternatives

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The Committee also considered the possibility of continuing as a standalone company, divesting the Pei Wei brand or pursuing further stock repurchases and the perceived risks of these alternatives, the range of potential benefits to the Company’s stockholders of these alternatives and the timing and execution risk of accomplishing the goals of such alternatives, as well as the Committee’s assessment that no alternatives were reasonably likely to create greater value for the Company’s stockholders than the Merger, taking into account risks of execution as well as business, competitive, industry and market risk.

Goldman Opinion

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Goldman presented certain financial analyses and delivered its opinion, addressed to the Committee, dated as of May 1, 2012, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $51.50 per share of Company Common Stock in cash to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. See “—Goldman Financial Analyses and Opinion” below.

Merger Agreement Terms (Solicitation of Alternative Proposals; Change of Recommendation)

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The terms of the Merger Agreement provide for a 30-day post-signing “go-shop” period during which Company may solicit additional interest in transactions and provide information, and, after such 30-day period, continue discussions and negotiations with certain persons, under certain circumstances, for an additional 15-day period.

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The terms of the Merger Agreement contain customary no solicitation provisions that become effective after the expiration of the “go-shop” period, as well as termination provisions, which, in the view of the Committee, should not preclude third parties who do not participate during the “go-shop” period from making unsolicited “superior proposals” or preclude the Committee or the Company Board from changing its recommendation in connection with certain “intervening events”:

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Prior to the earlier of the acceptance time of the Offer or obtaining the approval of the Company’s stockholders of the Merger, the Company, in response to an unsolicited bona fide written acquisition proposal with a person with whom the Company did not have discussions or negotiations during the “go-shop” period, may furnish information with respect to the Company to such person and participate in discussions or negotiations with such person regarding such acquisition proposal, if (i) the Company Board determines in good faith, after consultation with its financial advisor constitutes or would reasonably be expected to result in a superior proposal, and (ii) the Company Board determines in good faith, after receiving the advice of its outside legal counsel, that failure to take such action would be a violation of the Company Board’ fiduciary duties under applicable law.

•

The Company Board may, at any time prior to the earlier of the acceptance time of the Offer or obtaining the approval of the Company’s stockholders of the Merger (i) if there is an “intervening event,” effect a change in recommendation if the Company Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be a violation of its fiduciary duties under applicable law; (ii) effect a change in recommendation in response to a bona fide written acquisition proposal if the Company Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be a violation of its fiduciary duties under applicable law and the Company Board concludes in good faith, after consultation with the Company’s financial advisor, that the acquisition proposal constitutes a superior proposal; and (iii) terminate the Merger Agreement (and, if applicable, enter into a written definitive agreement with respect to a bona fide written acquisition proposal), if the Company receives a bona fide written acquisition proposal that the Company Board concludes in good faith, after consultation with the Company’s financial advisor, constitutes a superior proposal and the Company Board concludes in good faith, after consultation with outside counsel, that the failure to enter into such definitive agreement would be a violation of its fiduciary duties under applicable law. However, the Company shall not be entitled to: (a) make a change in recommendation; or (ii) terminate the Merger Agreement (and, if applicable, enter into a written definitive agreement with respect to a bona fide written acquisition proposal), unless the Company shall have first provided prior written notice to Parent that it is prepared to make a change in recommendation, or terminate the Merger Agreement in response to a superior proposal, and Parent does not make, within three business days after the receipt of such notice, a binding proposal that would, in the good-faith judgment of the Company Board (after consultation with outside counsel and, in the case of a superior proposal, and the Company’s financial advisor), cause the “intervening event” to no longer form the basis for the Company Board to effect a change in recommendation or cause the Offer previously constituting a superior proposal to no longer constitute a superior proposal.

•

If the Company terminates the Merger Agreement in order to accept a superior proposal, the Company is required to pay a termination fee of $36,528,000, except if the Merger Agreement is terminated by the Company prior to the expiration of the 30-day “go-shop” period in order to accept a superior proposal, then the termination fee shall be $21,073,900. The Committee believes that such termination fees should not deter any interested third party from making, or inhibit the Company Board from approving, a superior proposal if such were available or preclude the Committee or the Company Board from changing its recommendation in connection with “intervening events.”

•	The Merger Agreement was the product of extensive arms-length negotiations.

•	The availability of statutory appraisal rights under Delaware law in connection with the Merger.

Speed and Likelihood of Consummation

•

The structure of the transaction as a dual-track, two-step transaction potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed by the Merger in which stockholders that do not tender in the Offer will receive the same cash price as is paid in the Offer. In addition, the structure of the transaction permits the use of a one-step transaction, under certain circumstances, in the event the two-step transaction is unable to be effected.

•

If a certain number of shares of Company Common Stock are tendered, Purchaser will be deemed to have exercised the Top-Up Option to purchase up to an additional number of shares of Company Common Stock sufficient to cause Purchaser to own 90% of the shares of Company Common Stock outstanding after the Offer, which would permit Purchaser to close the Merger (as a short-form merger under Delaware law) more quickly than alternative structures.

•	The likelihood that the Offer and the Merger would be consummated, including:

•	Purchaser is required, subject to certain exceptions, to extend the Offer in certain circumstances.

•

The consummation of the Offer is conditioned on, among other things, meeting the minimum tender condition (as described in more detail below), with a back-up one-step merger (that only requires the approval of the holders of a majority of the outstanding shares of Company Common Stock) in certain circumstances, including in the event the minimum tender condition in the Offer is not satisfied.

•	The conditions to the Offer and the Merger are specific and limited, and are not within the control or discretion of Purchaser, Parent or Centerbridge.

•	The transaction is likely to be completed if a sufficient number of shares are tendered in the Offer.

•	There are no significant antitrust or other regulatory impediments.

•

Purchaser has obtained the debt and equity financing commitments to fund the transaction and the Company is entitled to cause the equity portion of the financing to be funded simultaneously with the receipt of the debt financing, subject to certain conditions, as described below.

•	The business reputation and capabilities of Centerbridge and its management and the substantial financial resources of Centerbridge and, by extension, Parent and Purchaser.

Financing-Related Terms

•	Debt/equity commitment letters:

•

Purchaser received the executed debt commitment letter (which was amended and restated on May 15, 2012) from major commercial banks with significant experience in similar lending transactions and a strong reputation for honoring the terms of the commitment letter, which, in the reasonable judgment of the Committee, increases the likelihood of such financing being completed.

•

Each of Parent and Purchaser is required to use reasonable best efforts to cause the lenders who are party to such debt commitment letter and any other person providing financing to fund the financing at the Offer Closing, upon the satisfaction of the conditions to the financing and Purchaser’s obligation to consummate the Offer or the Merger, as applicable.

•

Affiliates of Centerbridge have provided the Equity Commitment Letter to fund up to a maximum amount of $580 million for the equity portion of the financing (which represents approximately 52% of the total financing required for the transaction) and has provided assurances of the sources of its funds.

•

The limited number and nature of the conditions to funding set forth in the debt and equity financing commitment letters and the expectation that such conditions will be timely met and the financing will be provided in a timely manner, and the obligation of Parent and Purchaser to use reasonable best efforts to obtain the debt financing.

•	If Parent and Purchaser fail to effect the closing under certain circumstances, Parent is obligated to pay the Company $67,436,400 (the “Parent Termination Fee”)

•	An affiliate of Centerbridge has provided the Limited Guarantee in favor of the Company that guarantees the payment of the Parent Termination Fee.

•	The level of effort Purchaser and Parent must use under the Merger Agreement to obtain the proceeds of the financing.

•	Specific performance:

•

The Company is entitled to cause the equity commitment to be funded simultaneously with the receipt of the debt financing if (i) all of the conditions to Parent and Purchaser’s obligations to the Offer Closing and/or the Merger Closing have been satisfied or waived (other than those conditions that by their terms are to be satisfied by actions taken at the Merger Closing, each of which will be capable of being satisfied at the Merger Closing), (ii) the debt financing would be funded at the Offer Closing or the Merger Closing, as applicable, if the equity is funded at the Offer Closing or the Merger Closing, as applicable, and (iii) the marketing period with respect to the debt financing has ended and the Company has irrevocably confirmed to Parent in writing that (a) all of the conditions to the Company’s obligations to effect the Merger Closing have been satisfied or it is willing to waive any open conditions, (b) if specific performance is granted and (c) if the equity financing and debt financing were funded, the Merger Closing would occur.

The Committee also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	The Company’s current stockholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the transaction.

•

The costs involved in connection with entering into and completing the Merger and the time and effort of management required to complete the Merger and related disruptions to the operation of the Company’s business.

•

The risk that the minimum tender condition in the Offer may not be satisfied and that such minimum tender condition is a higher threshold than the approval percentage that would be required if the transaction was structured as a one-step merger (i.e., a majority of the outstanding shares).

•

However, this consideration was viewed in light of the provisions in the Merger Agreement that provide for the one-step merger (with a majority voting requirement) if the minimum tender condition is not satisfied.

•

The Merger Agreement contemplates the early filing of a proxy statement so that the one-step merger structure could be implemented without significant delay if the minimum tender condition is not satisfied.

•	The risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

•

The market price of Company Common Stock, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of shares of Company Common Stock by short-term investors following the announcement of termination of the Merger Agreement.

•	Our operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment.

•	The ability to attract and retain key personnel.

•	Relationships with the Company’s employees, vendors, customers, partners and others that do business with us.

•	There can be no assurance that all conditions to the parties’ obligations, including with respect to required antitrust approvals, to complete the Offer or the Merger will be satisfied.

•

The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction or any other action the Company would otherwise take with respect to the operations of the Company absent the pending completion of the Merger), and (ii) the termination fee and the expense reimbursement that could become payable by the Company under certain circumstances, including:

•

if the Company terminates the Merger Agreement to, among other things, accept a superior proposal or Parent terminates the Merger Agreement as a result of certain “triggering events,” a termination fee equal to $36,528,000 (or approximately 3.25% of the equity value of the transaction), except if such termination occurs prior to the end of the 30-day “go-shop” period the termination fee shall equal $21,073,900. (or approximately 1.875% of the equity value of the transaction).

•	The restriction on soliciting competing proposals.

•	The possibility that Purchaser will be unable to obtain the debt financing from the lenders under the commitment letters, including as a result of the conditions in the debt commitment letter.

•

The fact that the Company is entering into a Merger Agreement with a newly formed entity and, accordingly, that the Company’s monetary remedy in connection with a breach of the Merger Agreement by Purchaser, except in the case of fraud, is limited to $67,436,400 and may not be sufficient to compensate the Company for losses suffered as a result of a breach of the Merger Agreement by Parent or Purchaser.

•	The fact that the cash consideration paid in the transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

The Committee believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks and uncertainties of the Offer and the Merger and, accordingly, unanimously recommended that the Company Board approve the Merger Agreement.

Board of Directors

In the course of reaching its determination and recommendation, the Company Board considered, among other things, the same factors considered by the Committee in its deliberations, as described above.

After consideration, on April 30, 2012, based on the recommendation of the Committee and the conduct of its own independent review and other relevant factors, the Company Board (i) approved the execution, delivery and performance of the Merger Agreement and the related transactions; (ii) determined that the terms of the Offer, the Merger and the related transactions are substantively and procedurally fair to, and in the best interests of, the Company and its stockholders; (iii) declared the Offer, the Merger, the Merger Agreement and the related transactions are advisable; (iv) recommended that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the terms of the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger; and (v) authorized and approved the Top-Up Option (including the consideration to be paid upon exercise thereof) and the issuance of the shares of the Company’s Common Stock as part of the Top-Up Option.

In considering the Merger with Purchaser, the Company Board reviewed and considered Goldman’s opinion addressed to the Committee, dated as of May 1, 2012, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $51.50 per share of Company Common Stock in cash to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders, which opinion is described in the section entitled “—Goldman Financial Analyses and Opinion”. The Company Board also consulted with representatives of DLA, regarding the fiduciary duties of the members of the Company Board and the terms of the Merger Agreement

The foregoing discussion of information and factors considered by the Committee and the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with their evaluation of the Offer and the Merger, the Committee and the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. Moreover, each member of the Committee and the Company Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their recommendation, the members of the Committee and the Company Board were aware of the interests of our executive officers, directors and affiliates as described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements”.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates currently intends to tender or cause to be tendered all shares of Company Common Stock held of record or beneficially by such holder pursuant to the Offer (other than shares of Company Common Stock as to which such holder does not have discretionary authority and shares of Company Common Stock which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement.

In considering the recommendation of the Company Board, you should be aware that our directors and executive officers may have interests in the Merger that are different from, or in addition to, yours. See the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements”. The Committee and the Company Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger.

Goldman Financial Analyses and Opinion

Goldman rendered to the Committee its oral opinion, subsequently confirmed in writing, that, as of May 1, 2012, and based upon and subject to the factors and assumptions set forth therein, the $51.50 per share of Company Common Stock in cash to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman, dated May 1, 2012, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex I. Goldman provided its opinion for the information and assistance of the Committee and the Company Board in connection with their respective consideration of the transactions contemplated by the Merger Agreement (the “Transactions”). The Goldman opinion is not a recommendation as to whether or not any holder of shares of Company Common Stock should tender such shares of Company Common Stock in connection with the Offer or how any holder of shares of Company Common Stock should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the fiscal years ended December 30, 2007, December 28, 2008, January 3, 2010, January 2, 2011 and January 1, 2012;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman’s use by the Committee (the “Forecasts”).

Goldman also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the shares of Company Common Stock; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the restaurant industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. Goldman assumed with the Committee’s consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman. Goldman assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman’s opinion does not address the underlying business decision of the Company to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman’s opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $51.50 per share of Company Common Stock in cash to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant to the Merger Agreement. Goldman does not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the $51.50 per share of Company Common Stock in cash to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant to the Merger Agreement or otherwise. In addition, Goldman does not express any opinion as to the impact of the Transactions on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and it assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman’s opinion was approved by a fairness committee of Goldman.

The following is a summary of the material financial analyses delivered by Goldman to the Committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 27, 2012, the last completed trading date prior to the time Goldman disclosed its financial analysis to the Committee, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman reviewed the historical trading prices and volumes for the shares of Company Common Stock for the five-year period ended April 27, 2012. In addition, Goldman analyzed the consideration to be paid to holders of the shares of Company Common Stock pursuant to the Merger Agreement in relation to the closing price of the shares of Company Common Stock as of April 27, 2012, the high and low closing prices of the shares of Company Common Stock for the 52-week period ended April 27, 2012 and the volume weighted average prices (“VWAP”) for the shares of Company Common Stock for the one-, three-, six- and twelve-month periods ended April 27, 2012.

This analysis indicated that the $51.50 per share of Company Common Stock to be paid to holders of the shares of Company Common Stock pursuant to the Merger Agreement represented:

•	a premium of 26.3% based on the April 27, 2012 closing price of $40.79 per share of Company Common Stock;

•	a premium of 29.9% based on the one month VWAP of $39.64 per share of Company Common Stock;

•	a premium of 34.1% based on the three months VWAP of $38.39 per share of Company Common Stock;

•	a premium of 46.5% based on the six months VWAP of $35.15 per share of Company Common Stock;

•	a premium of 49.8% based on the 12 months VWAP of $34.37 per share of Company Common Stock.

•	a premium of 22.7% based on the 52-week high closing market price of $41.96 per share of Company Common Stock; and

•	a premium of 93.6% based on the 52-week low closing market price of $26.60 per share of Company Common Stock.

Selected Companies Analysis. Goldman reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the restaurant industry:

•	Bravo Brio Restaurant Group, Inc.

•	Brinker International, Inc.

•	The Cheesecake Factory Incorporated

•	Cracker Barrel Old Country Store, Inc.

•	Darden Restaurants, Inc.

•	Ruby Tuesday, Inc.

•	Texas Roadhouse, Inc.

•	Panera Bread Company

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies in the casual dining and fast casual segments of the restaurant industry with operations that for purposes of analysis may be considered similar to certain operations of the Company.

With respect to the Company and the selected companies, Goldman calculated:

•	total enterprise value, which is the market value of common equity plus the book value of debt and minority interest less cash and cash equivalents

•	total enterprise value as a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”) estimated for years 2012 and 2013, respectively

•	price as a multiple of earnings estimated for years 2012 and 2013, respectively

These calculations for the selected companies were based on the closing prices per share of the selected companies’ respective common stock on April 27, 2012, Institutional Brokers’ Estimate System (“IBES”) estimates and other publicly available Wall Street research. These calculations for the Company were based on the closing price per Share of $40.79 on April 27, 2012 (the “Closing Price”), the $51.50 per Share in cash to be paid pursuant to the Merger Agreement (the “Offer Price”), IBES estimates and the Forecasts.

The results of these analyses are summarized as follows:

Total Enterprise Value as a multiple of:	Selected Companies		The Company
	Range	Median	Closing Price (IBES)	Offer Price (IBES)	Offer Price (Forecasts)
2012E EBITDA	6.5x - 12.6x	8.3x	6.6x	8.7x	8.9x
2013E EBITDA	6.2x - 10.9x	7.5x	6.1x	8.1x	7.6x

Price as a multiple of:	Selected Companies		The Company
	Range	Median	Closing Price (IBES)	Offer Price (IBES)	Offer Price (Forecasts)
2012E Earnings	12.9x - 28.1x	16.0x	26.4x	33.3x	34.2x
2013E Earnings	11.1x - 23.6x	14.0x	21.5x	27.1x	22.9x

Illustrative Present Value of Future Share Price Analysis. Goldman performed an illustrative analysis of the implied present value of the future price per share of Company Common Stock, using the Forecasts and assuming, based on the Forecasts, net debt and number of outstanding shares of the Company as at the relevant future fiscal year ends. This analysis is designed to provide an indication of the implied present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and EBITDA, its assumed price/earnings and EV/EBITDA multiples, and its estimated future balance sheet position based on the Forecasts. For this analysis Goldman calculated the implied values per share of Company Common Stock as of the end of the fiscal years 2012 to 2015, respectively, by applying twelve months forward EPS multiples ranging from 18.7x to 26.4x to the EPS estimates for each of the fiscal years 2013 to 2016, respectively, and also calculated the implied values per share of Company Common Stock as of the end of the fiscal years 2012 to 2015, respectively, by applying twelve months forward EBITDA multiples ranging from 5.1x to 6.6x to the EBITDA estimates for each of the fiscal years 2013 to 2016, respectively, in each case using the Forecasts and adding in estimated dividend payments, and then discounted these theoretical future values of the Company’s equity on a per share basis to present values as of April 27, 2012 using an illustrative discount rate of 9.5%, reflecting an estimate of the cost of equity for the Company. These analyses resulted in a range of implied present values of $40.50 to $101.25 per share of Company Common Stock using the EPS estimates and $36.87 to $60.33 per share of Company Common Stock using the EBITDA estimates.

Illustrative Discounted Cash Flow Analysis. Goldman performed an illustrative discounted cash flow analysis on the Company using the Forecasts. Goldman calculated indications of net present value per share of Company Common Stock of estimated unlevered free cash flow for the Company for the years 2012 to 2016 using discount rates ranging from 8.5% to 10.5%, reflecting estimates of the Company’s weighted average cost of capital. In addition, stock based compensation expense was treated as a cash expense for purposes of determining unlevered free cash flows. Goldman calculated illustrative terminal values in the year 2016 by applying perpetuity growth rates ranging from 2.00% to 3.00%. These illustrative terminal values were then discounted to calculate implied indications of present values per share of Company Common Stock using discount rates ranging from 8.5% to 10.5%. This analysis resulted in per share of Company Common Stock value indications ranging from $45.46 to $66.96.

Selected Transactions Analysis. Goldman reviewed certain publicly available information relating to selected transactions set forth below, which were announced after April 27, 2002, had enterprise values greater than $250 million but less than $4,500 million and involved target companies in the restaurant industry for which data relating to the target company’s EBITDA and transaction values were publicly available. These transactions (listed by acquirer(s) / target and time of announcement) were:

•	Olympus Growth Fund V, L.P. / NPC Acquisition Holdings, LLC (November 2011)

•	Roark Capital Partners II, LP and Roark Capital Partners Parallel II, LP / Wendy’s/Arby’s Restaurants, LLC (June 2011)

•	Golden Gate Capital Opportunity Fund, L.P. / California Pizza Kitchen, Inc. (May 2011)

•	3G Special Situations Fund II L.P. / Burger King Holdings, Inc. (September 2010)

•	Oak Hill Capital Partners / Dave & Buster’s Holdings, Inc. (May 2010)

•	Apollo Management VII, L.P. / CKE Restaurants, Inc. (April 2010)

•	Tilman Fertitta (Fertitta Holdings, Inc.) / Landry’s Restaurants, Inc. (June 2008)

•	Triarc Companies, Inc. / Wendy’s International, Inc. (April 2008)

•	Darden Restaurants, Inc. / RARE Hospitality International, Inc. (August 2007)

•	IHOP Corp. / Applebee’s International, Inc. (July 2007)

•	Bain Capital Partners, LLC and Catterton Partners / Outback Steakhouse (OSI Restaurant Partners, Inc.) (November 2006)

•	J.P. Morgan Partners, LLC (CCMP Capital Advisors, LLC) / Quiznos Master LLC (March 2006)

•	Bain Capital Partners, LLC, The Carlyle Group and Thomas H. Lee Partners, L.P. / Dunkin’ Brands, Inc. (December 2005)

•	TPG Advisors III, Inc., The Goldman Sachs Group, Inc. and Bain Capital Fund VII, L.P. / Burger King Holdings, Inc. (July 2002)

For each of the selected transactions, Goldman calculated and compared the target’s total enterprise value, as implied by the precedent transaction, to the target’s EBITDA for the most recently reported latest twelve month period ending prior to the announcement of the transaction. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and operations.

The following table presents the results of this analysis:

	Selected Transactions		Transactions
	Range	Median
Total Enterprise Value as a Multiple of LTM EBITDA:	4.7x - 13.3x	8.9x	8.3x

Selected Historical Premia Analysis. Goldman reviewed and analyzed the acquisition premia for all announced and completed all-cash transactions between $1 billion and $5 billion involving United States target companies from January 1, 2002 to April 27, 2012 excluding transactions with undisclosed value. Announced premia were calculated relative to (i) the target’s closing share price one day prior to announcement and (ii) the target’s closing share price on the day that was one month prior to announcement, based on information obtained from Thomson Reuters. The following table presents the results of this analysis:

	One Day	One Month
Premia for the Transactions (based on Offer Price of $51.50 per share of Company Common Stock)	26.3%	29.1%
Median Premia for Historical Transactions	25%	31%

Illustrative Leveraged Buyout Analysis. Goldman performed an illustrative leveraged buyout analysis using the Forecasts and publicly available historical information. In performing the illustrative leveraged buyout analysis, Goldman assumed a hypothetical financial buyer purchase price per share of Company Common Stock of $51.50, equity funding of 51% of the purchase price and debt financing consisting of $280.0 million of term debt with an assumed annual interest rate of the London Interbank Offered Rate plus 475 basis points and $300.0 million in unsecured notes and/or loans with an assumed annual interest rate of 9.5%. Based on a range of illustrative latest twelve months EBITDA exit multiples of 6.00x to 7.50x for the assumed exit at the end of 2016, which reflect multiples at which a hypothetical financial buyer might exit its investment, this analysis resulted in illustrative internal rate of equity returns to a hypothetical financial buyer ranging from 9.5% to 16.3%.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman’s opinion. In arriving at its fairness determination, Goldman considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated Transactions.

Goldman prepared these analyses for purposes of Goldman’s providing its opinion to the Committee as to the fairness from a financial point of view to the holders (other than Parent and its affiliates) of the shares of Company Common Stock of the $51.50 per share of Company Common Stock in cash to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman or any other person assumes responsibility if future results are materially different from those forecasts.

The Offer Price was determined through arm’s-length negotiations between the Company and Centerbridge and was recommended by the Committee and approved by the Company Board. Goldman provided advice to the Committee during these negotiations. Goldman did not, however, recommend any specific amount of consideration to the Company, the Committee or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman’s opinion to the Committee was one of many factors taken into consideration by the Committee in making its determination to recommend the Merger Agreement and the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman in connection with its opinion and is qualified in its entirety by reference to the written opinion of Goldman attached as Annex I hereto.

Goldman and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Parent and any of their respective affiliates and third parties, including Centerbridge and its affiliates and portfolio companies, or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. Goldman acted as financial advisor to the Committee in connection with, and participated in certain of the negotiations leading to, the Transactions. Goldman has provided certain investment banking services to the Company and its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation. Goldman has also provided certain investment banking services to Centerbridge and its affiliates and portfolio companies from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the initial public offering of common stock of Bank United, Inc., of which an affiliate of Centerbridge was a significant stockholder, in January 2011 and as financial advisor to GSI Group, a portfolio company of an affiliate of Centerbridge, with respect to its sale in December 2011. During the two year period ended May 1, 2012, the Investment Banking Division of Goldman received compensation for services provided to Centerbridge and its affiliates and portfolio companies of approximately $14.2 million. Goldman may also in the future provide investment banking services to the Company, Parent and their respective affiliates and Centerbridge and its affiliates and portfolio companies for which its Investment Banking Division may receive compensation. Affiliates of Goldman also may have co-invested with Centerbridge and its affiliates from time to time and may have invested in limited partnership units of affiliates of Centerbridge from time to time and may do so in the future. Certain funds managed by Goldman affiliates (the “GS Managed Funds”) own an approximately 3.69% interest in Centerbridge and, in connection with the Transactions, it is expected that existing Centerbridge investors, including the GS Managed Funds, will make mandatory capital contributions to the fund on a pro rata basis. Affiliates of Goldman and employees of Goldman and its affiliates hold certain of the equity interests of the GS Managed Funds (resulting in such affiliates and employees of Goldman and its affiliates holding interests totaling approximately 0.22% in Centerbridge). No specified member of the Goldman deal team assigned to the Company’s engagement owns any direct interest in the GS Managed Funds. Centerbridge has indicated that Centerbridge Capital Partners II, L.P. has committed capital of approximately $4.5 billion.

The Committee selected Goldman as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated April 17, 2012, the Company engaged Goldman to act as its financial advisor in connection with the Transactions. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman a fee equal to approximately $13.4 million for its services in connection with the Transactions, $4 million of which became payable upon execution of the Merger Agreement and the remainder of which is contingent upon consummation of the Transactions. Also, the Committee in its sole discretion may determine to increase Goldman’s fee by an amount up to approximately $0.6 million. Moreover, pursuant to a letter agreement dated February 6, 2012, the Company has agreed to pay Goldman a fee equal to approximately $0.5 million for its shareholder activism advisory services, half of which will be credited against the $13.4 million fee for Goldman’s services in connection with the Transactions. In addition, under both the April 17, 2012 and February 6, 2012 letter agreements, the Company has agreed to reimburse Goldman for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Company Projections

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, the Company provided to Centerbridge, in connection with its due diligence review, its long-term business plan that contained five-year standalone financial projections that had been prepared by management for internal planning purposes and that are subjective in many respects. The Company has included below a summary of this five-year financial forecast (the “Projections”). The Company also provided the Projections to the Committee and the Company Board as well as to Goldman for its use in connection with the rendering of its opinion to the Committee and performing its related financial analysis, as described under “Goldman Financial Analyses and Opinion”. The Company believes that the Projections reflect the current long-term business plan for the Company on a go-forward standalone basis.

The Projections have been prepared by, and are the responsibility of, the Company’s management. The Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). KPMG LLP, the Company’s independent registered public accounting firm, has not audited, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The summary of the Projections is not being included herein to influence a stockholder’s decision whether to tender shares of Company Common Stock in the Offer, but is being included because the Projections were provided to Centerbridge and Goldman.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Projections may be affected by the Company’s ability to successfully implement a number of initiatives at its restaurant units to improve its operations and financial performance. The Projections also may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections herein should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Parent, the Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.

The Projections are forward-looking statements. For more information on factors that may cause the Company’s future financial results to materially vary, see “Forward-Looking Statements” beginning on page 51.

The following is a summary of the Projections (dollars in thousands):

	Fiscal Year
	2012	2013	2014	2015	2016
Company-owned units	390	429	467	510	558

Total revenues	$1,261,543	$1,379,849	$1,490,097	$1,653,347	$1,775,512
Store-level operating costs (a)	1,057,383	1,144,997	1,227,982	1,354,717	1,446,120

Restaurant cash operating income (b)	$204,160	$234,852	$262,115	$298,630	$329,392

General and administrative	$78,523	$84,749	$90,175	$96,097	$102,150

EBITDA (c)	$121,845	$143,839	$164,512	$194,307	$218,217

Depreciation and amortization	$80,141	$81,432	$80,319	$79,757	$82,090

Net income	$31,488	$45,685	$59,614	$78,907	$91,088

Net cash provided by operating activities	$111,630	$127,117	$139,933	$158,664	$173,178
Capital expenditures	53,589	76,775	85,115	92,770	102,336

Free cash flow (d)	$58,041	$50,342	$54,818	$65,894	$70,842

(a)	Store-level operating costs, a non-GAAP financial measure, includes the sum of cost of sales, labor, operating and occupancy costs and expenses.
(b)	Restaurant cash operating income, a non-GAAP financial measure, includes total revenues minus store-level operating costs.
(c)	EBITDA, a non-GAAP financial measure, is defined by the Company as net income before provision for income taxes, interest and other income (expense), net, and depreciation and amortization.
(d)	Free cash flow, a non-GAAP financial measure, includes net cash provided by operating activities minus capital expenditures.

Key assumptions underlying the Projections include:

	2012	2013	2014	2015	2016
New Company-owned units
Bistro	3	3	3	3	3
Pei Wei	16	25	30	35	40
True Food Kitchen (a)	—	11	5	5	5

Total new Company-owned units	19	39	38	43	48

(a)    2013 new unit projection reflects the consolidation of seven existing True Food Kitchen units upon conversion of the Company’s debt position to a majority equity ownership interest as well as four new units in 2013.

New licensed units
Bistro international	12	24	25	20	20

Same store sales
Bistro	0.0%	1.0%	1.5%	2.0%	2.5%
Pei Wei	0.0%	1.0%	1.5%	2.0%	2.5%
True Food Kitchen	—	0.5%	0.5%	1.0%	1.0%

Restaurant cash operating income as % of total revenue	16.2%	17.0%	17.6%	18.1%	18.6%

General and administrative as % of total revenue	6.2%	6.1%	6.1%	5.8%	5.8%

Depreciation and amortization as % of total revenue	6.4%	5.9%	5.4%	4.8%	4.6%

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere herein, the offer to purchase and the Company’s public filings with the SEC.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company has retained Goldman as its financial advisor in connection with the Offer and the Merger and in connection with such engagement, Goldman provided the its opinion described in “Item 4. The Solicitation or Recommendation—Goldman Financial Analyses and Opinion,” which is filed as Annex I hereto and is incorporated herein by reference. The Committee selected Goldman as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated April 17, 2012, the Company engaged Goldman to act as its financial advisor in connection with the Transactions. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman a fee equal to approximately $13.4 million for its services in connection with the Transactions, $4 million of which became payable upon execution of the Merger Agreement and the remainder of which is contingent upon consummation of the Transactions. Also, the Committee in its sole discretion may determine to increase Goldman’s fee by an amount up to approximately $0.6 million. Moreover, pursuant to a letter agreement dated February 6, 2012, the Company has agreed to pay Goldman a fee equal to approximately $0.5 million for its shareholder activism advisory services, half of which will be credited against the $13.4 million fee for Goldman’s services in connection with the Transactions. In addition, under both the April 17, 2012 and February 6, 2012 letter agreements, the Company has agreed to reimburse Goldman for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman and related persons against various liabilities, including certain liabilities under the federal securities laws.

The Company has also retained Joele Frank as its public relations advisor in connection with the Offer and the Merger. The Company has agreed to pay customary compensation to Joele Frank for such services. In addition, the Company has agreed to reimburse Joele Frank for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities arising out of the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions

No transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except with respect to the top-up and transactions under the Company’s employee benefit plans as set forth below:

Name of Person	Transaction Date	Number of Shares	Exercise Price per Share (If Applicable)	Nature of Transaction
James G. Shennan, Jr.	3/22/12	15,000	$32.93	Shares acquired on exercise of stock options.
Kenneth J. Wessels	3/30/12	15,000	$32.93	Shares acquired on exercise of stock options.
Richard L. Federico	4/30/12	188	$37.71	Shares acquired through the P.F. Chang’s China Bistro Employee Stock Purchase Plan.
R. Michael Welborn	4/30/12	133	$37.71	Shares acquired through the P.F. Chang’s China Bistro Employee Stock Purchase Plan.
Nancy F. Mailhot	4/30/12	188	$37.71	Shares acquired through the P.F. Chang’s China Bistro Employee Stock Purchase Plan.

*

Does not include ordinary course vesting of outstanding options and the issuance of Company Common Stock upon the vesting of outstanding stock restricted stock units, performance-based restricted stock units or director restricted stock units previously granted under the Company’s employee benefit plans.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as otherwise set forth in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries or (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

Except as described above or otherwise set forth in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” is incorporated herein by reference.

Regulatory Approvals

Parent filed a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to its proposed acquisition of the Company on May 8, 2012. The Company also filed its Premerger Notification and Report Form with the FTC and the Antitrust Division. Consequently, the required waiting period with respect to the Offer will expire on May 23, 2012, unless earlier terminated or extended by issuance of a request for additional information and documentary material.

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Parent’s acquisition of shares of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer, or seeking the divestiture of shares of Company Common Stock acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, Parent will not be obligated to proceed with the Offer or the purchase of any shares of Company Common Stock not previously purchased pursuant to the Offer.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the Company Board of such corporation before such person became an “interested stockholder”. By resolutions duly adopted by the Company Board, the Company has authorized and approved the execution, delivery and effectiveness of the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, and therefore Section 203 of the DGCL will not apply to Parent or the Purchaser or with respect to or as a result of the Offer, the Merger or the transactions contemplated by the Merger Agreement.

Top-Up

Pursuant to the terms of the Merger Agreement, the Company granted the Purchaser an irrevocable option (the “Top-Up Option”) to acquire shares of Company Common Stock, which the Purchaser must exercise immediately following consummation of the Offer, if necessary, to purchase from the Company the number of shares of Company Common Stock that, when added to the shares of Company Common Stock already owned by Parent or any of its subsidiaries following consummation of the Offer, constitutes 90% of the shares of Company Common Stock then outstanding. The Top-Up Option is exercisable only once and only on the terms and conditions set forth in the Merger Agreement, to purchase newly issued shares of the Company Common Stock at a price per share equal to the Offer Price. The Purchaser will be deemed to have exercised the Top-Up Option if the number of shares tendered and not withdrawn in the Offer, which when added to the number of shares owned by Parent and its affiliates, represents less than 90% of the outstanding shares of Company Common Stock at the Offer Closing, subject to certain limitations as set forth in the Merger Agreement.

The number of shares of Company Common Stock that may be issued pursuant to the Top-Up Option (the “Top-Up Shares”) is limited to the number of shares that the Company is authorized to issue under its Certificate of Incorporation, but that are not issued and outstanding (and are not reserved) at the time of exercise of the Top-Up Option.

The aggregate purchase price for the Top-Up Shares may be paid by the Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to at least the aggregate par value of the Top-Up Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price to be paid for the Top-Up Shares. Any promissory note delivered to the Company for the Top-Up Shares will be due on the first anniversary of the closing of the purchase of the Top-Up Shares, will bear simple interest of 5% per annum payable in arrears at maturity, will be fully recourse to Parent and the Purchaser, and may be prepaid without premium or penalty.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of the Purchaser’s ownership of a majority of the shares of Company Common Stock following completion of the Offer.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Company Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock will be required under the DGCL to effect the Merger. After the purchase of the shares of Company Common Stock by the Purchaser pursuant to the Offer, if the conditions to the Offer are satisfied, the Purchaser will own a majority of the outstanding shares of Company Common Stock and will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Section 14(f) Information Statement

The Merger Agreement provides that, following the payment by the Purchaser for any shares of Company Common Stock pursuant to the Offer, Parent will be entitled to designate that number of directors of the Company Board as will give Parent and the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder, pro rata representation on the Company Board (based on the ratio of (i) the number of shares of Company Common Stock that are owned by Parent and the Purchaser (including shares accepted for payment pursuant to the Offer) to (ii) the total number of shares of Company Common Stock then outstanding. The Company is obligated pursuant to the Merger Agreement to promptly take all action necessary to effect any such election or appointment, including (i) increasing the size of the Company Board and (ii) securing the resignation of such number of its current directors as is, in each case, necessary to enable Parent’s designees to be so elected. Notwithstanding anything to the contrary, prior to the Effective Time, Parent and the Company shall use reasonable best efforts to ensure that the Company Board shall have at least three members who are directors on the date of the Merger Agreement and who are not officers, stockholders or affiliates of the Company or Parent and who will be independent for purposes of the continuing listing requirements of the NASDAQ Global Select Market (“Independent Directors”). If the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Information Statement attached as Annex II to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above and in the Information Statement, and is incorporated herein by reference.

Litigation

On May 2, 2012, a putative shareholder class action complaint captioned Israni v. P.F. Chang’s China Bistro, Inc., et al. Case No. CV2012-007538 was filed in the Superior Court of the State of Arizona, County of Maricopa, seeking to enjoin the proposed acquisition of the Company by affiliates of Centerbridge Partners, L.P. The complaint names the Company, the Company Board and Centerbridge Partners, L.P. as defendants. The complaint alleges that the members of the Company Board breached their fiduciary duties to the Company’s stockholders by, among other things, agreeing to sell the Company to Centerbridge Partners, L.P. for an inadequate price and pursuant to an unfair process, and that the Company Board entered into the transaction to benefit themselves at the expense of the Company’s stockholders. The complaint also alleges that the Company and Centerbridge Partners, L.P. aided and abetted the alleged breaches of fiduciary duties by the Company Board. The complaint seeks injunctive relief, an award of attorneys’ and other fees and costs, in addition to other relief.

On May 11, 2012, two separate putative shareholder class action complaints were filed in the Superior Court of the State of Arizona, County of Maricopa, captioned Jeanty v. Kerrii B. Anderson, et al. Case No. CV2012-007825 and Macomb County Employees’ Retirement System v. P.F. Chang’s China Bistro, Inc., et al. Case No. CV2012-053012, seeking to enjoin the proposed acquisition of the Company by affiliates of Centerbridge Partners, L.P. The complaints name the Company, the Company Board, Centerbridge Partners, L.P., Parent and Purchaser as defendants. The complaints allege that the members of the Company Board breached their fiduciary duties to the Company’s stockholders by, among other things, agreeing to sell the Company to Centerbridge Partners, L.P. for an inadequate price and pursuant to an unfair process, and that the Company Board acted to put their personal interests ahead of the interests the Company’s stockholders. The complaints also allege that the Company, Centerbridge Partners, L.P., Parent and Purchaser aided and abetted the alleged breaches of fiduciary duties by the Company Board. The complaints seek injunctive relief, an award of attorneys’ and other fees and costs, in addition to other relief.

The Company believes the allegations in the complaints lack merit, and intends to vigorously defend the actions.

These complaints are attached as Exhibits (a)(5)(K), (a)(5)(L), and (a)(5)(M) to this Statement.

Forward-Looking Statements

Certain statements made in this Statement that reflect management’s expectations regarding future events and economic performance are forward-looking statements. Examples of forward-looking statements include statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on the Company’s current expectations and projections about future events. Important factors could cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These factors include those risk factors set forth in filings with the SEC, including the Company’s annual and quarterly reports, and the following: uncertainties as to the timing of the closing of the Offer and Merger; uncertainties as to how many of the Company’s stockholders will tender their shares of Company Common Stock in the Offer; risks that the Offer and Merger will not close because of a failure to satisfy one or more of the closing conditions and that the Company’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, franchisees, customers, vendors and other business partners; risks that stockholder litigation in connection with the Offer and Merger may result in significant costs of defense, indemnification and liability; and the risk that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact the Company’s business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for the Company’s management to predict all risk factors, nor can it assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations.

ITEM 9.	EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)

Offer to Purchase, dated May 15, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Wok Acquisition Corp., Wok Parent LLC, Wok Holdings Inc. and Centerbridge Capital Partners II, L.P., filed with the SEC on May 15, 2012 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(2)(A)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex II to this Schedule 14D-9).

(a)(5)(A)

Press Release issued by P.F. Chang’s China Bistro, Inc. on May 1, 2012 (incorporated by reference to Exhibit 99.1 to the P.F. Chang’s China Bistro, Inc. Current Report on Form 8-K filed with the SEC on May 1, 2012).

(a)(5)(B)

Letter to Employees from the Chief Executive Officer of P.F. Chang’s China Bistro, Inc., dated May 1, 2012 (incorporated by reference to Exhibit 99.2 to the P.F. Chang’s China Bistro, Inc. Current Report on Form 8-K filed with the SEC on May 1, 2012).

Exhibit No.	Description

(a)(5)(C)

List of Frequently Asked Questions sent to employees of P.F. Chang’s China Bistro, Inc. (incorporated by reference to Exhibit 99.3 to the P.F. Chang’s China Bistro, Inc. Current Report on Form 8-K filed with the SEC on May 1, 2012).

(a)(5)(D)

List of Share-Based Awards Frequently Asked Questions sent to home office employees, dated May 3, 2012 (incorporated by reference to Exhibit 99.1 to the P.F. Chang’s China Bistro, Inc. Current Report on Form 8-K filed with the SEC on May 4, 2012).

(a)(5)(E)

Slides Containing Information on Share-Based Awards, dated May 3, 2012 (incorporated by reference to Exhibit 99.2 to the P.F. Chang’s China Bistro, Inc. Current Report on Form 8-K filed with the SEC on May 4, 2012).

(a)(5)(F)

List of Frequently Asked Questions sent to employees of P.F. Chang’s China Bistro, Inc., dated May 11, 2012 (incorporated by reference to Exhibit 99.1 to the P.F. Chang’s China Bistro, Inc. Current Report on Form 8-K filed with the SEC on May 11, 2012).

(a)(5)(G)	Opinion of Goldman Sachs, dated May 1, 2012 (included as Annex I to this Schedule 14D-9).

(a)(5)(H)	Form of Summary Advertisement as published on May 15, 2012 in The New York Times (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(5)(I)	Letter, dated May 15, 2012, from Richard L. Federico to the stockholders of P.F. Chang’s China Bistro, Inc.

(a)(5)(J)	Press Release issued by P.F. Chang’s on May 15, 2012.

(a)(5)(K)	Class Action Complaint, dated May 2, 2012 (Israni v. P.F. Chang’s China Bistro, Inc., et al) (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(L)	Class Action Complaint, dated May 11, 2012 (Jeanty v. Kerrii B. Anderson, et al) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(M)	Class Action Complaint, dated May 11, 2012 (Macomb County Employee’s Retirement System v. P.F. Chang’s China Bistro, Inc., et al) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(e)(1)

Agreement and Plan of Merger, dated as of May 1, 2012, among P.F. Chang’s China Bistro, Inc., Wok Parent LLC and Wok Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the P.F. Chang’s China Bistro, Inc. Current Report on Form 8-K filed with the SEC on May 2, 2012).

(e)(2)

Limited Guarantee, dated as of May 1, 2012, delivered by Centerbridge Capital Partners II, L.P. in favor of P.F. Chang’s China Bistro, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(3)

Equity Commitment Letter, dated as of May 1, 2012, from Centerbridge Capital Partners II, L.P. and Centerbridge Capital Partners SBS II, L.P. to Wok Parent LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(4)

Nondisclosure and Standstill Agreement, dated as of March 2, 2012, between Centerbridge Advisors II, LLC and P.F. Chang’s China Bistro, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)

First Amendment to Nondisclosure and Standstill Agreement, dated March 27, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(6)

Amended and Restated Executive Employment Agreement between the Company and Richard L. Federico, as amended, dated May 21, 2008 (incorporated by reference to Exhibit 10.28 to the P.F. Chang’s China Bistro, Inc. Quarterly Report on Form 10-Q filed with the SEC on July 23, 2008).

Exhibit No.	Description

(e)(7)

First Amendment to Amended and Restated Employment Agreement between the Company and Richard L. Federico, dated February 18, 2009 (incorporated by reference to Exhibit 99.1 to the P.F. Chang’s China Bistro, Inc. Current Report on Form 8-K filed with the SEC on February 20, 2009).

(e)(8)

Amended and Restated Executive Employment Agreement between the Company and R. Michael Welborn, as amended, dated May 21, 2008 (incorporated by reference to Exhibit 10.31 to the P.F. Chang’s China Bistro, Inc. Quarterly Report on Form 10-Q filed with the SEC on July 23, 2008).

(e)(9)

Amended and Restated Executive Employment Agreement between the Company and Mark Mumford, as amended, dated May 21, 2008 (incorporated by reference to Exhibit 10.32 to the P.F. Chang’s China Bistro, Inc. Quarterly Report on Form 10-Q filed with the SEC on July 23, 2008).

(e)(10)

Executive Employment Agreement between the Company and Lane Cardwell dated April 20, 2011 (incorporated by reference to Exhibit 10.39 to the P.F. Chang’s China Bistro, Inc. Current Report on Form 8-K filed with the SEC on April 25, 2011).

(e)(11)

Executive Employment Agreement between the Company and Kevin Charles (KC) Moylan, dated December 8, 2008 (incorporated by reference to Exhibit 10.40 to the P.F. Chang’s China Bistro, Inc. Current Report on Form 8-K filed with the SEC on April 25, 2011).

(e)(12)

Executive Employment Agreement between the Company and Nancy F. Mailhot, dated January 24, 2012 (incorporated by reference to Exhibit 10.46 to the P.F. Chang’s China Bistro, Inc. Quarterly Report on Form 10-Q filed with the SEC on May 1, 2012).

Annex I — Goldman Sachs Opinion Letter dated May 1, 2012

Annex II — Information Statement dated May 15, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

P.F. CHANG’S CHINA BISTRO, INC.
By:	/s/ Richard L. Federico
Name: Richard L. Federico Title: Chairman and Chief Executive Officer

Dated: May 15, 2012

Annex I

200 West Street | New York, New York 10282

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

May 1, 2012

Special Committee of the Board of Directors

P.F. Chang's China Bistro, Inc.

7676 East Pinnacle Peak Road

Scottsdale, Arizona 85255

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Wok Parent LLC (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of P.F. Chang's China Bistro, Inc. (the “Company”) of the $51.50 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of May 1, 2012 (the “Agreement”), by and among Parent, Wok Acquisition Corp., an indirect wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Purchaser will pay $51.50 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, or if the Tender Offer does not close, under circumstances specified in the Agreement, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding Share (other than (i) Shares already owned by Parent, Purchaser or any subsidiary of Parent, (ii) Shares that were held by the Company or any subsidiary of the Company and (iii) Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $51.50 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Parent and any of their respective affiliates and third parties, including Centerbridge GP Investors, LLC (“Centerbridge”), an affiliate of Parent, and its affiliates and portfolio companies, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transactions”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, the principal portion of which is contingent upon consummation of the Transactions, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We also have provided certain investment banking services to Centerbridge and its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the initial public offering of common stock of Bank United, Inc., of which an affiliate of Centerbridge was a significant stockholder, in January 2011 and as financial advisor to GSI Group, a portfolio company of an affiliate of Centerbridge, with respect to its sale in December 2011. We may also in the future provide investment banking services to the Company, Parent and their respective affiliates and Centerbridge and its affiliates and portfolio companies for

Securities and Investment Services Provided by Goldman, Sachs & Co.

Special Committee of the Board of Directors

P.F. Chang’s China Bistro, Inc.

May 1, 2012

which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with Centerbridge and its affiliates from time to time and may have invested in limited partnership units of affiliates of Centerbridge from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended January 1, 2012; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Special Committee (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the restaurant industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to our analysis. We also have assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $51.50 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the $51.50 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transactions on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on

Special Committee of the Board of Directors

P.F. Chang’s China Bistro, Inc.

May 1, 2012

circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee and the Board of Directors of the Company in connection with their respective consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $51.50 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

Annex II

P.F. CHANG’S CHINA BISTRO, INC.

7676 EAST PINNACLE PEAK ROAD

SCOTTSDALE, ARIZONA 85255

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE

REQUESTED NOT TO SEND US A PROXY

P.F. Chang’s China Bistro, Inc. (the “Company,” “we” or “our”) is mailing this Information Statement on or about May 15, 2012 to holders of our common stock as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Schedule 14D-9 relates to our position with respect to the tender offer by Wok Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), for all of our issued and outstanding shares of common stock (“Company Common Stock”). You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on our Board of Directors (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of May 1, 2012, by and among the Company, Parent and Purchaser (the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on May 15, 2012 to purchase all of our issued and outstanding shares at a price of $51.50 per share, net to the holder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 15, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of June 12, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 15, 2012.

The Merger Agreement provides that, upon acceptance for payment of shares pursuant to and subject to the conditions of the Offer, Parent shall be entitled to designate, from time to time, to serve on the Board, such number of directors as will give Parent representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) by (ii) the percentage that (A) the number of shares owned by Purchaser and Parent (including shares accepted for payment pursuant to the Offer) bears to (B) the number of shares then outstanding. We have agreed to cause Parent’s designees to be elected or appointed to the Board, including securing resignations of incumbent directors and increasing the size of the Board. As a result, Parent will have the ability to designate a majority of our Board following the consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Parent’s designees to our Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent and Purchaser’s designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Parent has informed us that it will choose its designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Parent as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years:

Amar Doshi Principal, Centerbridge Partners, L.P. Age 30

Amar Doshi joined Centerbridge Partners, L.P. (“Centerbridge Partners”) in February 2012. Prior to joining Centerbridge Partners, Mr. Doshi served as a Vice President of Bain Capital Partners, LLC (“Bain Capital”) from January 2011 to February 2012, where he focused on private equity investments in the industrial, retail, and business services sectors. From September 2008 to December 2010, he held the position of Senior Associate at Bain Capital. He was also a Summer Associate at Bain Capital from June 2007 to August 2007. Mr. Doshi graduated summa cum laude from Columbia University, where he received a B.S. in Electrical Engineering, and received an M.B.A. with honors from the Wharton School of the University of Pennsylvania in 2008.

Gary Freilich Associate, Centerbridge Partners, L.P. Age 26

Gary Freilich joined Centerbridge Partners in August 2010. From July 2008 to May 2010, Mr. Freilich was an Analyst at Audax Group, a private equity firm based in Boston. Mr. Freilich graduated magna cum laude, Phi Beta Kappa from Dartmouth College in 2008.

Jeffrey W. Long Senior Managing Director, Centerbridge Partners, L.P. Age 55

Jeffrey W. Long joined Centerbridge Partners in 2010. Mr. Long currently serves as a board member of CraftWorks Restaurants & Breweries, Inc., New Penhall Holding Company and Aquilex Holdings LLC. From 2005 to 2010, Mr. Long served as a Managing Director at Vestar Capital Partners where he played a pivotal role in dramatically improving performance and rebuilding the management teams of several portfolio companies across various sectors. Mr. Long was also a Principal at McKinsey & Company, Inc., where he focused on the aerospace and defense, energy, engineering and construction, and diversified industries. Mr. Long started his career as a Cavalry Officer in the U.S. Army, successfully leading progressively larger organizations over 14 years of service. Mr. Long graduated from the United States Military Academy at West Point, first in his class, with a B.S. in Engineering. He earned a diploma in International Relations from L’Institut d’études politiques in Paris, France, a Masters of Public Administration from the John F. Kennedy School of Government at Harvard University, and a Masters of Military Arts and Science from the Command and General Staff College at Fort Leavenworth, Kansas.

Jason S. Mozingo Senior Managing Director, Centerbridge Partners, L.P. Age 43	Jason S. Mozingo joined Centerbridge Partners in 2006 and focuses on investments in the retail & consumer sector. Mr. Mozingo currently serves as a board member of CraftWorks Restaurants & Breweries, Inc. and Green Tree Holdings, LLC. Mr. Mozingo previously served as a Principal at DLJ Merchant Banking Partners (“DLJMB”) and Avista Capital Partners (“Avista”), a private equity firm spun-out of DLJMB, where he specialized in control buyouts across the consumer, media, business services and industrial sectors. Mr. Mozingo was previously a Principal and Associate at Palisades-GMB Capital Partners, a boutique merchant and investment banking firm. Mr. Mozingo is a CFA charter holder and a member of the CFA Institute. Mr. Mozingo graduated Phi Beta Kappa, summa cum laude from UCLA with a degree in Economics and received an M.B.A. with high distinction from Harvard Business School in 1998, where he was a George F. Baker Scholar.

Parent has informed us that each of the persons listed above who may be chosen has consented to act as a director of the Company, if so designated.

Parent has informed us that, to the best of its knowledge, none of the persons listed above (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. We have been advised that, to the best knowledge of Parent, except as disclosed in the Offer to Purchase, none of the persons listed above beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent has informed us that, except as disclosed in the Offer to Purchase, to the best of its knowledge, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Parent’s and Purchaser’s designees may assume office at any time following the purchase by Purchaser of shares pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end of June 12, 2012, and that, upon assuming office, Parent’s and Purchaser’s designees will thereafter constitute at least a majority of our Board. It is currently not known which of our current directors would resign.

INFORMATION CONCERNING OUTSTANDING SECURITIES

The authorized Company Common Stock consists of 40,000,000 shares, par value $0.001 per share. As of May 4, 2012, a total of 21,283,187 shares were issued and outstanding. The shares constitute the only class of our securities that is entitled to vote at a meeting of our stockholders. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, do not own of record any shares of Company Common Stock.

CORPORATE GOVERNANCE PRINCIPLES, COMMITTEES AND

DIRECTOR INFORMATION CURRENT BOARD OF DIRECTORS

Our Amended and Restated Bylaws provide that the number of directors constituting the Board shall not be fewer than six or more than ten, with the exact number to be fixed by a resolution adopted by the affirmative vote of a majority of the Board. The Board has fixed the number of directors at nine. The term of office of each director is one year and each director continues in office until he resigns or until a successor has been elected and qualified.

Kerrii B. Anderson, F. Lane Cardwell, Jr., Richard L. Federico, Lesley H. Howe, Dawn E. Hudson, M. Ann Rhoades, James G. Shennan, Jr., R. Michael Welborn and Kenneth J. Wessels currently serve as directors.

The following table sets forth the name, age, principal occupation of, and other information regarding, each of the current directors of the Company:

Kerrii B. Anderson Director since 2009 Age 54

Kerrii B. Anderson has served as a director of the Company since October 2009. Ms. Anderson served as Chief Executive Officer and President of Wendy’s International, Inc., a restaurant operating and franchising company, from 2006 to September 2008. From 2000 to 2006, she served as Wendy’s Executive Vice President and Chief Financial Officer. Previously, Ms. Anderson served as Senior Vice President and Chief Financial Officer of M/I Schottenstein Homes, Inc. (now known as M/I Homes, Inc.) from 1987 to 2000. Ms. Anderson also serves as a board member of Chiquita Brands International (NYSE: CQB) where she is the lead independent director since 2010, chair of the nominating and governance committee and a member of the compensation and organization development committee. Additionally, she serves on the board of Laboratory Corporation of America Holdings (NYSE: LH) where she is chairperson of the audit committee and a member of the compensation committee. Ms. Anderson also serves as a board member of Worthington Industries (NYSE: WOR) since September 2010 where she is a member of the compensation committee and the audit committee. Ms. Anderson also previously served on the board and was a member of the audit committee of Lancaster Colony Corporation (NASDAQ: LANC) from 1998 through 2005.

Qualifications: Ms. Anderson’s qualifications to serve on the Board include her broad executive leadership and experience in the restaurant industry as well as 25 years of experience in accounting and financial reporting as a controller and chief financial officer. She is a Certified Public Accountant. Additionally, she has broad corporate governance experience from her service on the board and board committees of other public companies.

F. Lane Cardwell, Jr. Director since 2010 President, P.F. Chang’s China Bistro Age 59

F. Lane Cardwell, Jr. has served as a director of the Company since December 2010, and he has served as the Company’s President of P.F. Chang’s China Bistro concept since March 2011. He previously served as a director of the Company from 1999 through 2009. He previously served as the President and Chief Executive Officer of Boston Market from June 2009 to October 2010. Mr. Cardwell also served as the interim President and Chief Executive Officer of Famous Dave’s of America, Inc. (NASDAQ: DAVE) from December 2007 until April 2008. He previously served as President and Chief Executive Officer of Eatzi’s Market and Bakery from 1996 to 1999. Prior to joining Eatzi’s, Mr. Cardwell was Executive Vice President, Chief Administrative Officer and a member of the board of directors of Brinker International, Inc. (NYSE: EAT). Mr. Cardwell served as a board member of Famous Dave’s of America, Inc. from 2003 through 2009. Mr. Cardwell also serves on the board of directors of a private company.

Qualifications: Mr. Cardwell’s qualifications to serve on the Board include over 30 years of executive leadership experience in the restaurant industry as president and chief executive officer of other restaurant companies. Additionally, he has broad corporate governance experience from his service on the board and board committees of other public and private companies.

Richard L. Federico Director since 1996 Chairman of the Board and Chief Executive Officer Age 57

Richard L. Federico has served as a director of the Company since February 1996, and he has served as the Chief Executive Officer of the Company since January 2012 and from September 1997, when he succeeded Paul M. Fleming, founder of the Company, through January 2009. He was previously the Co-Chief Executive Officer of the Company from January 2009 to January 2012. He joined the Company as President in February 1996. In December 2000, Mr. Federico was named Chairman of the Board. From February 1989 to January 1996, Mr. Federico served as President of the Italian Concepts division of Brinker International, Inc. (NYSE:EAT), where he was responsible for concept development and operations. Mr. Federico serves on the board of directors of Jamba, Inc. (NASDAQ:JMBA) where he is chairman of the nominating and corporate governance committee. Mr. Federico also serves as a board member of Domino’s Pizza (NYSE: DPZ) since February 2011 where he is a member of the compensation committee.

Qualifications: Mr. Federico’s qualifications to serve on the Board include his extensive executive leadership and strategic experience in the restaurant industry. His long history with the Company, knowledge of the business and his appreciation of the Company’s values and culture make Mr. Federico a valuable member of the Board. Additionally, he has broad corporate governance experience from his service on the board and board committees of other public companies.

Lesley H. Howe Director since 2003 Age 67

Lesley H. Howe has served as a director of the Company since March 2003. Mr. Howe spent over 30 years with the international accounting firm of KPMG LLP, where he was a senior partner and served as area managing partner/managing partner of that firm’s Los Angeles Office from 1994 to 1997. From December 2001 until its sale in 2007, he was the Chief Executive Officer of Consumer Networks, LLC, a San Diego-based Internet marketing and promotions company. He also serves on the boards of directors and is chair of the audit committees of Volcano Corporation (NASDAQ:VOLC), Jamba, Inc. (NASDAQ:JMBA) and NuVasive, Inc. (NASDAQ:NUVA). Additionally, Mr. Howe is also a member of the compensation committee of NuVasive, Inc. and Jamba, Inc., and he is the lead director of Jamba, Inc. He previously served on the board and was chair of the audit committee of dj Orthopedics, Inc. from 2002 through 2008.

Qualifications: Mr. Howe’s qualifications to serve on the Board include his executive leadership experience and his extensive experience in accounting and finance with over 30 years of experience in public accounting, which is valuable in his position as the chairperson of the Company’s audit committee. He is a Certified Public Accountant (inactive). Also, he has broad corporate governance experience from his service on the board and board committees of other public and private companies.

Dawn E. Hudson Director since 2010 Age 54

Dawn E. Hudson has served as a director of the Company since February 2010. Since March 2009, Ms. Hudson has served as Vice Chairman of The Parthenon Group, an advisory firm specializing in business strategy consulting. She was President and Chief Executive Officer of Pepsi-Cola North America (PCNA), the multi-billion dollar refreshment beverage unit of PepsiCo, Inc. (NYSE: PEP) in the United States and Canada, and Chief Executive Officer of the PepsiCo Foodservice Division from March 2005 until November 2007. From May 2002 to March 2005, Ms. Hudson served as President of PCNA. She previously served as Senior Vice President, Strategy and Marketing, for PCNA from 1997 to 2002. Ms. Hudson currently serves as a board member of Lowe’s Companies, Inc. (NYSE: LOW), where she is a member of the compensation and organization committee and the governance committee, Allergan, Inc. (NYSE: AGN), where she is a member of the audit and finance committee and the organization and compensation committee, and Interpublic Group (NYSE: IPG), where she is a member of the audit committee and the corporate governance committee.

Qualifications: Ms. Hudson’s qualifications to serve on the Board include her executive leadership and strategic experience as well as valuable expertise in consumer brand management and marketing in the food service industry. Additionally, she has broad corporate governance experience from her service on the board and board committees of other public companies.

M. Ann Rhoades Director since 2003 Age 67

M. Ann Rhoades has served as a director of the Company since March 2003. Ms. Rhoades is currently the President of People Ink, a human resources consulting firm she founded in 1999. Ms. Rhoades was the Executive Vice President of People for JetBlue Airways Corporation (NASDAQ: JBLU) from 1999 to April 2002. Prior to joining JetBlue, Ms. Rhoades was the Executive Vice President, Team Services & Public Relations of Promus Hotel Corporation/Doubletree Hotel Corporation. She also serves as a board member of JetBlue Airways Corporation where she is chairperson of the compensation committee. Ms. Rhoades previously served on the board of directors of Restoration Hardware, Inc. (NASDAQ: RSTO) from 2005 through 2009. Ms. Rhoades also serves on the board of directors of a private company.

Qualifications: Ms. Rhoades’ qualifications to serve on the Board include her executive leadership experience in service-based industries and her experience in human resources, including her in-depth knowledge of corporate values, strategic decision making and customer service. Additionally, she has broad corporate governance experience from her service on the board and board committees of other public and private companies.

James G. Shennan, Jr. Director since 1997 Age 70

James G. Shennan, Jr. has served as a director of the Company since May 1997. He is General Partner Emeritus of Trinity Ventures, a venture capital firm, where he served as a general partner from 1989 through 2005. Mr. Shennan also serves on the board of directors of Starbucks Corporation (NASDAQ: SBUX) where he is chairperson of the nominating and corporate governance committee and a member of the compensation and management development committee.

Qualifications: Mr. Shennan’s qualifications to serve on the Board include his extensive experience in finance, marketing and consumer products gained through his experience with Trinity Ventures, Addison Consultants and Procter & Gamble. Additionally, he has broad corporate governance and compensation knowledge from his service on the board and board committees of other public companies.

R. Michael Welborn Director since 1996 Executive Vice President and President, Global Brand Development Age 60

R. Michael Welborn joined the Company as Executive Vice President in May 2005 and was appointed President, Global Brand Development during 2009. He has served as a director of the Company since August 1996. Mr. Welborn was Executive Vice President for Bank One Corporation, a national bank, from January 1996 through July 2004. From September 1993 to December 1995, he served as Managing Director of The Venture West Group, a merchant bank. From May 1988 to September 1993, Mr. Welborn served as Chairman of Citibank of Arizona. Mr. Welborn also serves on the board of directors of a private company.

Qualifications: Mr. Welborn’s qualifications to serve on the Board include his background in executive leadership, strategic planning, and evaluating and investing in new business opportunities with over 25 years of experience in financial service companies. Additionally, he has broad corporate governance knowledge from his service on the board of a private company.

Kenneth J. Wessels Director since 2000 Age 69

Kenneth J. Wessels has served as a director of the Company since October 2000. Mr. Wessels was the Chief Executive Officer and Chairman of the Board of Strong Financial Corporation from December 2003 through December 2004, where he remains a member of the board of directors. Mr. Wessels was Chief Executive Officer of Dain Rauscher Wessels and a director of Dain Rauscher, Inc., from March 1998 to May 2000. Prior to joining Dain Rauscher, Mr. Wessels was Chief Executive Officer of Wessels, Arnold & Henderson, an investment banking firm which he founded in 1986.

Qualifications: Mr. Wessels’ qualifications to serve on the Board include his broad experience in executive leadership and evaluating and developing companies with over 30 years of experience in investment banking. Additionally, he has broad corporate governance knowledge from his service on the board of a private company.

Director Independence

The Board assesses on a regular basis, and at least annually, the independence of the directors and, based on the recommendation of the Nominating and Corporate Governance Committee, makes a determination as to which directors are independent. The Board has determined that, other than Mr. Federico, Mr. Cardwell and Mr. Welborn, each of the existing members of the Board are independent directors under the listing rules of the Nasdaq Stock Market and the Company’s Corporate Governance Principles and Practices. In addition, Mr. Cardwell was appointed to the Board in December 2010 and was an independent director until he was appointed President of P.F. Chang’s China Bistro concept effective March 1, 2011.

Since Mr. Howe (Chairperson), Ms. Anderson and Mr. Wessels serve on our Audit Committee, the Board also considered whether they satisfied the independence standards mandated by Section 301 of the Sarbanes-Oxley Act and those set forth in Rule 10A-3 of the Exchange Act, which we refer to as the Audit Committee Independence Standards. Our Board also considered the recommendation of the Nominating and Corporate Governance Committee. As a result of this evaluation and the recommendation of the Nominating and Corporate Governance Committee, our Board affirmatively determined that Mr. Howe (Chairperson), Ms. Anderson and Mr. Wessels are independent under the Audit Committee Independence Standards.

Corporate Governance Principles and Practices

Corporate Governance Principles and Practices are designed to ensure effective corporate governance of the Company. The Company’s Corporate Governance Principles and Practices cover topics including, but not limited to, director qualification criteria, director responsibilities (including those of the Lead Independent Director), director compensation, director orientation and continuing education, director and executive stock ownership, communications from stockholders to the Board, and succession planning. The Company’s Corporate Governance Principles and Practices are reviewed on an annual basis by the Nominating and Corporate Governance Committee and revised when appropriate. The full text of the Company’s Corporate Governance Principles and Practices can be found under the Investors/Corporate Governance section of the Company’s website at www.pfcb.com, by clicking the “Corporate Governance” link.

Business Ethics Policy

The Board adopted a Business Ethics Policy to ensure that the Company’s business is conducted in a consistently legal and ethical manner. The Business Ethics Policy establishes policies pertaining to, among other things, employee conduct in the workplace, securities trading, confidentiality, conflicts of interest and fairness in business practices. All of the Company’s employees, including the executive officers, as well as members of the Board, are required to comply with the Business Ethics Policy. The full text of the Business Ethics Policy can be found under the Investor Relations/Corporate Governance section of the Company’s website at www.pfcb.com. Any waiver of the Business Ethics Policy for executive officers or directors must be approved by the Board. The Company will disclose future amendments to the Business Ethics Policy, or waivers required to be disclosed under applicable law from the Business Ethics Policy for the executive officers and directors, on the Company’s website, www.pfcb.com, within four business days following the date of the amendment or waiver.

Board Leadership Structure

Mr. Federico serves as Chief Executive Officer and Chairman of the Board. The Board has determined that combining the Chief Executive Officer and Chairman positions is the appropriate leadership structure for the Company at this time. The Board believes that combining the Chief Executive Officer and Chairman roles fosters clear accountability, effective decision-making and alignment of corporate strategy. The Board believes this leadership structure is particularly appropriate for the Company at this time given Mr. Federico’s long history with the Company, his knowledge and experience with the Company’s business and his ability to effectively identify strategic priorities for the Company. The Board also believes that the combined role of Chief Executive

Officer and Chairman promotes effective execution of strategic goals and facilitates information flow between management and the Board. Nevertheless, the Board intends to carefully evaluate from time to time whether the Chief Executive Officer and Chairman positions should be combined based on what the Board believes is best for the Company and its stockholders.

The Board has determined that maintaining a board with a majority of independent directors, maintaining Board committees that are comprised entirely of independent directors, managing the function of the Board committees, and appointing a Lead Independent Director having the duties described below help maintain the Board’s strong, independent oversight of management. In addition, the independent directors meet regularly in executive session without the presence of management. The Board has appointed Mr. Shennan as Lead Independent Director as a matter of good corporate governance and believes that the appointment of the Lead Independent Director provides for effective and independent oversight of management. The Lead Independent Director is selected annually by the independent directors and presides as Chairman of the Board during the executive sessions of independent directors that are held at each meeting. The Lead Independent Director also performs such other functions as the Board may direct, including advising on the selection of committee chairs and advising management on the agenda for Board meetings. The Lead Independent Director serves as liaison between the Chairman and the independent directors and has the authority to call meetings of the independent directors.

The Board believes that this current structure is in the best interest of the Company and will continue to provide an environment in which its independent directors are fully informed, have significant input into the content of Board meetings and are able to provide objective and thoughtful oversight of management.

Attendance at Board and Committee Meetings

During the fiscal year ended January 1, 2012, the Board held five (5) meetings. Each director serving on the Board in fiscal 2011 attended at least 75% of the meetings of the Board and the Committees on which he or she served.

Executive Sessions

Executive sessions of independent directors, chaired by the Lead Independent Director, are held in connection with each regularly scheduled Board meeting and at other times as necessary. The Board’s policy is to hold executive sessions without the presence of management, the Chief Executive Officer and other non-independent directors. The committees of the Board also generally meet in executive session at the end of each committee meeting.

Oversight of Risk Management

The Board is actively involved in the oversight of risks that could affect the Company. The Board as a whole has responsibility for risk oversight of the Company’s risk management policies and procedures, with reviews of certain areas being conducted by the relevant Board committee. The Board satisfies this responsibility through reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from management responsible for oversight of particular risks within the Company.

The Audit Committee oversees management of financial risks and meets with management on a quarterly basis regarding enterprise risk management. The reports on enterprise risk management that are made to the Audit Committee summarize management’s assessment of risk exposures, including risks related to liquidity, credit, operations and regulatory compliance, among others, and the processes in place to monitor and control such exposures. The Compensation and Executive Development Committee is responsible for overseeing the management of risks related to the Company’s executive compensation plans and arrangements. The Nominating and Corporate Governance Committee manages risks associated with the independence of the Board and potential conflicts of interest.

Board Committees

The Board has three standing committees: the Audit Committee, the Compensation and Executive Development Committee and the Nominating and Corporate Governance Committee.

Audit Committee

The members of the Audit Committee are Mr. Howe (Chairperson), Ms. Anderson and Mr. Wessels. Ms. Hudson served on the Audit Committee until November 1, 2011. Each of the members of the Audit Committee satisfy the independence and experience requirements of the Nasdaq Stock Market and SEC as they apply to audit committee members. The Board has determined that all of the members are audit committee financial experts, as defined in the rules and regulations of the SEC. The Audit Committee held eight (8) meetings during the fiscal year ended January 1, 2012. The functions of the Audit Committee include: the retention of an independent registered public accounting firm, reviewing and approving the planned scope, proposed fee arrangements and results of the Company’s annual audit, reviewing the adequacy of the Company’s accounting and financial controls and reviewing the independence of the Company’s independent registered public accounting firm. Additional information regarding the functions performed by the Audit Committee is set forth in the “REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS” included in this Information Statement. The Audit Committee is governed by a written charter approved by the Board, a copy of which is available under the Investors/Corporate Governance section of the Company’s website at www.pfcb.com.

Compensation and Executive Development Committee

The members of the Compensation and Executive Development Committee (the “Committee”) are Ms. Rhoades (Chairperson), Ms. Hudson and Mr. Shennan. Mr. Cardwell served on the Committee until he was appointed as the President of P.F. Chang’s China Bistro concept effective March 1, 2011. No replacement for Mr. Cardwell was appointed. Each of the members of the Committee is independent consistent with the Nasdaq Listing Standards and in accordance with the Corporate Governance Guidelines. In addition, the members of the Committee qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended. During the fiscal year ended January 1, 2012, the Committee held six (6) meetings. The Committee’s function is to review and approve the salaries, annual incentive compensation and long-term incentive compensation for executive officers and key employees. For additional information concerning the Committee, see “COMPENSATION DISCUSSION AND ANALYSIS” and “COMPENSATION AND EXECUTIVE DEVELOPMENT COMMITTEE REPORT” included in this Information Statement. The Committee is governed by a written charter approved by the Board, a copy of which is available under the Investors/Corporate Governance section of the Company’s website at www.pfcb.com.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee (the “Nominating Committee”) are Mr. Shennan (Chairperson), Ms. Anderson, Ms. Hudson and Mr. Wessels. Ms. Hudson joined the Nominating Committee November 1, 2011. Mr. Cardwell served on the Nominating Committee until he was appointed as the President of P.F. Chang’s China Bistro concept effective March 1, 2011. Each of the members of the Nominating Committee is independent consistent with the Nasdaq Listing Standards and in accordance with the Corporate Governance Guidelines. During the fiscal year ended January 1, 2012, the Nominating Committee held five (5) meetings. The Nominating Committee’s functions are to consider qualified candidates for appointment and nomination for election to the Board and make recommendations concerning such candidates, develop corporate governance principles for recommendation to the Board and oversee the regular evaluation of the Company’s directors and management. The Nominating Committee is governed by a written charter approved by the Board, a copy of which is available under the Investors/Corporate Governance section of the Company’s website at www.pfcb.com.

Director Nominations and Criteria

The Nominating Committee uses a variety of methods for identifying and evaluating nominees for director. The Nominating Committee regularly assesses the appropriate size and composition of the Board, the needs of the Board and the respective committees of the Board, and the qualifications of candidates in light of these needs. While the Board does not have a stand-alone diversity policy, in considering whether to recommend any director nominee, including candidates recommended by stockholders, the Board believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. As set forth in the Corporate Governance Principles and Practices, these criteria generally include, among other things, the extent of the nominee’s experience in business, trade, finance, accounting or management; the nominee’s overall judgment to advise and direct the Company in meeting its responsibilities to stockholders, customers, employees and the public; and the nominee’s ability to commit sufficient time and attention to the activities of the Board. The objective is to have a Board that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience. In addition, the Nominating Committee will also consider the absence of any potential conflicts with the Company’s interests. The Nominating Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees.

Internal Process for Identifying Candidates

The Nominating Committee has two primary methods for identifying candidates (other than those proposed by the Company’s stockholders, as discussed below). First, on a periodic basis, the Nominating Committee solicits ideas for possible candidates from a number of sources—members of the Board; senior-level Company executives; individuals personally known to the members of the Board; and research, including database and internet searches.

Second, the Nominating Committee may from time to time use its authority under its charter to retain, at the Company’s expense, one or more search firms to identify candidates (and to approve any such firms’ fees and other retention terms). If the Nominating Committee retains one or more search firms, they may be asked to identify possible candidates who meet the minimum and desired qualifications expressed in the Corporate Governance Principles and Practices, to interview and screen such candidates (including conducting appropriate background and reference checks), to act as a liaison among the Board, the Nominating Committee and each candidate during the screening and evaluation process, and thereafter to be available for consultation as needed by the Nominating Committee.

For candidates nominated by stockholders, the process is divided into the general nomination right of all stockholders and nominations by “Qualified Stockholders” (as defined below).

General Nomination Right of All Stockholders

Any stockholder of the Company may nominate one or more persons for election as a director of the Company at an Annual Meeting of Stockholders if the stockholder complies with the notice, information and consent provisions contained in the Company’s bylaws. The Company’s bylaws are available publicly under the Investors/Corporate Governance section of the Company’s website at www.pfcb.com. The Nominating Committee will use the same evaluation criteria and process for director nominees recommended by stockholders as it uses for other director nominees.

Proposals by Qualified Stockholders

In addition to those candidates identified through its own internal processes, the Nominating Committee will evaluate candidates proposed by a single stockholder that has beneficially owned more than 2% of the Company Common Stock for at least one year (and will hold the required number of shares through the annual stockholders meeting) (“Qualified Stockholder”) and that satisfies the notice, information and consent provisions in the Company’s bylaws. Any candidate proposed by a Qualified Stockholder must be independent of the Qualified Stockholder in all respects (i.e., free of any material personal, professional, financial or business relationships from the nominating stockholder), as determined by the Nominating Committee or by applicable law. Any candidate submitted by a Qualified Stockholder must also meet the definition of an “independent director” under applicable listing rules of the Nasdaq Stock Market. All candidates (whether identified internally or by a Qualified Stockholder) who, after evaluation, are then recommended by the Nominating Committee and approved by the Board will be included in the Company’s recommended slate of director nominees in its proxy statement.

Evaluation of Candidates

The Nominating Committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria.

If, based on the Nominating Committee’s initial evaluation, a candidate continues to be of interest to the Nominating Committee, the Chair of the Nominating Committee will interview the candidate and communicate the Chair’s evaluation to the other Nominating Committee members and the Chief Executive Officer. If the Chair’s initial evaluation is favorable, the candidate will be interviewed by one or more of the other Nominating Committee members, other Board members, and members of senior management. If the results of these interviews are favorable, the Chair of the Nominating Committee will arrange to have appropriate reference and background checks conducted and the Chair will report the findings from such checks to the other Nominating Committee members. The Nominating Committee will then meet to consider and finalize its list of recommended candidates for the Board’s consideration. Except as may be required by applicable law, rule or regulation, the Nominating Committee will have no obligation to discuss the outcome of the evaluation process, or the reasons for the Nominating Committee’s recommendations, with any stockholder who made a proposal.

Timing of Identification and Evaluation Process

The Company’s fiscal year ends each year on the Sunday closest to December 31. The Nominating Committee usually meets in December and February to consider, among other things, candidates to be recommended to the Board for inclusion in the Company’s recommended slate of director nominees for the next Annual Meeting and the Company’s proxy statement. The Board usually meets each February to vote on, among other things, the slate of director nominees to be submitted to and recommended for election by stockholders at the Annual Meeting, which is typically held in April of the same year.

Communications with Directors

Stockholders may communicate appropriately with any and all Company directors by sending written correspondence addressed as follows:

Corporate Secretary

P.F. Chang’s China Bistro, Inc.

7676 East Pinnacle Peak Road

Scottsdale, Arizona 85255

The name or title of any specific recipient or group should be noted in the communication. Communications from stockholders are distributed by the Corporate Secretary to the Board or to the committee or director(s) to whom the communication is addressed; however, the Corporate Secretary will not distribute items that are unrelated to the duties and responsibilities of the Board, such as spam, junk mail and mass mailings, business solicitations and advertisements, and communications that advocate the Company’s engaging in illegal activities or that, under community standards, contain offensive, scurrilous or abusive content.

Director Attendance at Annual Meetings

The Company believes that the Annual Meeting of Stockholders is a good opportunity for the stockholders to meet and, if appropriate, ask questions of the Board. It is also a good opportunity for the members of the Board to hear any feedback the stockholders may share with the Company at the meeting. All directors are strongly encouraged to attend the Company’s Annual Meeting of Stockholders. All of the directors attended the 2012 Annual Meeting of Stockholders.

Compensation and Executive Development Committee Interlocks and Insider Participation

During the last fiscal year, executive compensation was administered by the Committee which is comprised of three non-employee directors of the Company, Ms. Rhoades, Ms. Hudson and Mr. Shennan. Mr. Cardwell served on the Committee until he was appointed as the President of P.F. Chang’s China Bistro concept effective March 1, 2011. None of the members of the Committee has been an officer or employee of the Company during his or her service on the Committee. None of the Company’s executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on the Company Board or the Committee.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The following is the report of the Audit Committee with respect to the Company’s audited financial statements for the fiscal year ended January 1, 2012. The following Report of the Audit Committee shall not be deemed to be soliciting material or to be filed with the SEC nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such filing.

The purpose of the Audit Committee is to assist the Board in its general oversight of the Company’s financial reporting, internal controls and audit functions. The Audit Committee’s charter describes in greater detail its full responsibilities and is available on the Company’s website at www.pfcb.com. Each of the members of the Audit Committee is independent for the purposes of the rules and regulations adopted by the SEC and the Nasdaq Stock Market as they apply to audit committee members.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG LLP, the Company’s independent registered public accounting firm. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. KPMG LLP is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.

Management annually tests and evaluates the Company’s system of internal controls over financial reporting. The Audit Committee is kept apprised of the progress of the evaluation and provides oversight and advice to management. In connection with this oversight, the Audit Committee receives periodic updates provided by management and KPMG LLP at each regularly scheduled Audit Committee meeting. At a minimum, these updates occur quarterly. The Audit Committee also holds regular private sessions with KPMG LLP to discuss its audit plan for the year, the financial statements and risks of fraud. At the conclusion of the process, management provides the Audit Committee with and the Audit Committee reviews a report on the effectiveness of the Company’s internal control over financial reporting. The Audit Committee also reviewed the report of management contained in the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2012 filed with the SEC, as well as KPMG LLP’s Report of Independent Registered Public Accounting Firm included in the Company’s Annual Report on Form 10-K related to its integrated audit of the Company’s fiscal 2011 (i) consolidated financial statements and (ii) the effectiveness of the Company’s internal control over financial reporting.

The Company has an Internal Audit Department that reports to the Audit Committee. The Audit Committee reviews and approves the internal audit plan once a year and receives periodic updates of internal audit activity in meetings held at least quarterly throughout the year. Updates include discussion of audit project results, as well as quarterly assessments of internal controls and risks of fraud. The Audit Committee also holds regular private sessions with the head of internal audit.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, “Communication with Audit Committees”, as adopted by the PCAOB in Rule 3200T, and PCAOB Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting That is Integrated with an Audit of Financial Statements.” In addition, KPMG LLP has provided the Audit Committee with the written disclosures and the letter required by the Independence Standards Board Standard No. 1, as amended, “Independence Discussions with Audit Committees,” and the Audit Committee has discussed with KPMG LLP the firm’s independence.

Based on its review of the consolidated financial statements and discussions with and representations from management and KPMG LLP referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for fiscal 2011, for filing with the SEC.

In accordance with Audit Committee policy and the requirements of law, the Audit Committee pre-approves all services to be provided by the Company’s external auditor KPMG LLP. Pre-approval is required for audit services, audit-related services, tax services and other services. In some cases, the full Audit Committee provides pre-approval for up to a year, related to a particular defined task or scope of work and subject to a specific budget. In other cases, a designated member of the Audit Committee may have delegated authority from the Audit Committee to pre-approve additional services, and such pre-approval is later reported to the full Audit Committee. See “Fees for Professional Services” for more information regarding fees paid to KPMG LLP for services related to fiscal 2011 and fiscal 2010.

AUDIT COMMITTEE Lesley H. Howe (Chairperson) Kerrii B. Anderson Kenneth J. Wessels

Annex II

FEES FOR PROFESSIONAL ACCOUNTING SERVICES

The following table sets forth the aggregate fees billed to the Company for fiscal 2011 and fiscal 2010 by its independent registered public accounting firm, KPMG LLP:

Fee Category	Fiscal Year
	2011	2010
Audit Fees (1)	$630,000	$630,000
Tax Fees (2)	$49,500	$39,455
All Other Fees	$—	$30,000

(1)

Audit Fees consist of fees billed for professional services rendered for the audit of the Company’s consolidated annual financial statements, review of the interim consolidated financial statements included in quarterly reports, and services that are provided by KPMG LLP in connection with regulatory filings or engagements.

(2)	Tax Fees consist of fees billed for professional services rendered for tax advice regarding federal, state and international tax compliance and consulting.

(3)	All Other Fees include fees for special projects provided by KPMG LLP as approved by the Audit Committee.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

The Audit Committee’s policy is to pre-approve all audit and permissible non-audit services provided by the Company’s independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this policy.

EXECUTIVE OFFICERS

The following table sets forth the name, age and position with the Company of each of our current executive officers:

Name	Age	Position
Richard L. Federico	57	Chairman of the Board of Directors and Co-Chief Executive Officer
R. Michael Welborn	60	Director, Executive Vice President and President, Global Brand Development
Mark D. Mumford	50	Chief Financial Officer
Kevin C. Moylan	53	President of Pei Wei Asian Diner
F. Lane Cardwell, Jr.	59	Director, President of P.F. Chang’s China Bistro
Nancy F. Mailhot	48	Chief People Officer

Richard L. Federico has served as a director of the Company since February 1996, and he has served as the Chief Executive Officer of the Company since January 2012 and from September 1997, when he succeeded Paul M. Fleming, founder of the Company, through January 2009. He was previously the Co-Chief Executive Officer of the Company from January 2009 to January 2012. He joined the Company as President in February 1996. In

December 2000, Mr. Federico was named Chairman of the Board. From February 1989 to January 1996, Mr. Federico served as President of the Italian Concepts division of Brinker International, Inc. (NYSE:EAT), where he was responsible for concept development and operations. Mr. Federico serves on the board of directors of Jamba, Inc. (NASDAQ:JMBA) where he is chairman of the nominating and corporate governance committee. Mr. Federico also serves as a board member of Domino’s Pizza (NYSE: DPZ) since February 2011 where he is a member of the compensation committee.

R. Michael Welborn joined the Company as Executive Vice President in May 2005 and was appointed President, Global Brand Development during 2009. He has served as a director of the Company since August 1996. Mr. Welborn was Executive Vice President for Bank One Corporation, a national bank, from January 1996 through July 2004. From September 1993 to December 1995, he served as Managing Director of The Venture West Group, a merchant bank. From May 1988 to September 1993, Mr. Welborn served as Chairman of Citibank of Arizona. Mr. Welborn also serves on the board of directors of a private company.

Mark D. Mumford has served as Chief Financial Officer of the Company since March 2006. Prior to joining the Company, Mr. Mumford served as Chief Accounting Officer and Vice President Finance for PetSmart, Inc. where he led all facets of accounting, finance and reporting, and was involved in investor relations. Mr. Mumford’s background includes 25 years of extensive financial and operational experience in the restaurant, retail and high technology industries.

Kevin C. Moylan was appointed President of the Pei Wei Asian Diner concept in January 2011 after serving as Chief Operating Officer for the Pei Wei concept operations since 2007. Mr. Moylan was appointed an executive officer of the Company in February 2010. Prior to 2007, Mr. Moylan served as a Pei Wei Regional Vice President since joining the Company in 2001. Mr. Moylan has over 25 years of experience in restaurant operations leadership. Prior to joining the Company, he served as President and CEO of Champps Americana Inc. Mr. Moylan has also worked with several other restaurant companies including TGI Friday’s and Peasant Restaurants.

F. Lane Cardwell, Jr. has served as a director of the Company since December 2010, and he has served as the Company’s President of P.F. Chang’s China Bistro concept since March 2011. He previously served as a director of the Company from 1999 through 2009. He previously served as the President and Chief Executive Officer of Boston Market from June 2009 to October 2010. Mr. Cardwell also served as the interim President and Chief Executive Officer of Famous Dave’s of America, Inc. (NASDAQ: DAVE) from December 2007 until April 2008. He previously served as President and Chief Executive Officer of Eatzi’s Market and Bakery from 1996 to 1999. Prior to joining Eatzi’s, Mr. Cardwell was Executive Vice President, Chief Administrative Officer and a member of the board of directors of Brinker International, Inc. (NYSE: EAT). Mr. Cardwell served as a board member of Famous Dave’s of America, Inc. from 2003 through 2009. Mr. Cardwell also serves on the board of directors of a private company.

Nancy F. Mailhot has served as Chief People Officer of the Company since February 2008. Prior to joining the Company, Ms. Mailhot served as vice president of Global Supply Chain before being appointed senior vice president of Human resources for Phelps Dodge Corporation / Freeport McMoRan Copper & Gold Inc. (NYSE:FCS and PD) from 2001 to 2007. Ms. Mailhot also served in Global Supply Chain leadership positions at Raytheon Company, Alcoa and Owens Corning (NYSE:OC). Ms. Mailhot currently serves on the board of directors for a nonprofit organization.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This compensation discussion and analysis describes the material elements of the Company’s executive compensation program for fiscal 2011. In connection with our proposed merger with Wok Acquisition Corp., the Compensation Committee has made various decisions with respect to the equity awards issued to the Company’s executives on April 18, 2012. These actions are discussed in the attached Schedule 14d-9 and are not reflected in this compensation discussion and analysis or the compensation tables.

For fiscal 2011, the Company’s named executive officers (“NEOs”) were:

Name	Position with the Company	Age
Richard L. Federico	Chairman of the Board of Directors and Co-Chief Executive Officer	57
Robert T. Vivian*	Co-Chief Executive Officer	53
R. Michael Welborn	Director, Executive Vice President and President, Global Brand Development	60
Mark D. Mumford	Chief Financial Officer	50
Kevin C. Moylan	President of Pei Wei Asian Diner	53
F. Lane Cardwell, Jr.	Director, President of P.F. Chang’s China Bistro	59

Robert T. Vivian served as a director of the Company from January 2009, when he was appointed Co-Chief Executive Officer, through April 2011. He served as Co-Chief Executive Officer of the Company from January 2009 through December 2011, and he served as President of the Company from December 2000 through January 2009. Prior to December 2000, Mr. Vivian served as Chief Financial Officer since joining the Company in 1996. From January 1991 to April 1996, Mr. Vivian served in a variety of positions at Brinker International, Inc., (NYSE:EAT) the most recent of which was Vice President of Investor Relations.

Departure of Executive Officer*

As previously announced, Robert T. Vivian, Co-Chief Executive Officer, retired from the Company on January 1, 2012. Mr. Vivian’s duties were assumed by Richard L. Federico, Co-Chief Executive Officer, and Mark D. Mumford, Chief Financial Officer, over the course of fiscal 2011.

Appointment of Executive Officer

In February 2011, the Company announced the appointment of director, F. Lane Cardwell, Jr., as President of P.F. Chang’s China Bistro concept effective March 1, 2011. Mr. Cardwell had served on the Board as a non-employee director since December 2010. Upon becoming an employee director on March 1, 2011, he resigned from the Compensation and Executive Development Committee (the “Committee”) and the Nominating and Corporate Governance Committee. After the announcement of his appointment as the President of P.F. Chang’s China Bistro concept, Mr. Cardwell did not participate in any decisions related to executive compensation.

In January 2012, upon Mr. Vivian’s retirement from the Company as Co-Chief Executive Officer, Mr. Federico, Co-Chief Executive Officer, was appointed Chief Executive Officer.

Executive Summary

The Company’s executive compensation program plays a significant role in attracting, motivating and retaining executives of the caliber necessary to support the Company’s growth and success.

The goals of the Company’s executive compensation program are to:

•	Offer competitive compensation. Executive compensation is determined relative to job scope and responsibilities, past and current contributions, compensation for similar positions at peer group companies and individual factors such as unique skills, demand in the labor market and long-term development and succession plans.

•

Align executive compensation with stockholders’ interests. Executive compensation is based upon the Company’s performance and is designed to create solid alignment with stockholders’ interests by providing an enhanced focus on long-term stockholder value creation.

•

Optimize performance without encouraging unreasonable risks. Executive compensation is designed to motivate and reward for performance without encouraging behavior which would be reasonably likely to result in a material adverse effect on the Company.

The Company’s core compensation program consists of base salary, annual incentives, and long-term incentives. Annual and long-term incentives, which measure performance across multiple measures relative to internal goals and relative to peers, comprise a substantial portion of the total compensation provided to executive officers. Annual and long-term incentives may include the following:

•

An annual incentive plan that links payout to a formula based on the Company’s Return on Invested Capital (“ROIC”) performance. See 2011 Annual Incentive Targets section below for the definition. ROIC has been the primary measure for annual incentives since fiscal 2009 as ROIC focuses on improved profitability.

•

Concept Presidents Performance Award Plan which links a cash payout to the revenue or earnings performance of the president’s respective concept as well as the performance of the Company Common Stock price. Performance is measured annually, but payments are made over three years.

•	Cash-settled restricted stock-based awards, in the form of restricted cash units, that vest after three years with a value based on the Company’s share price on the settlement date.

•

Performance unit awards for the Co-Chief Executive Officers that were granted in fiscal 2009 with no additional long-term incentive awards granted in fiscal 2011 and fiscal 2010. The value of the performance units was based on the performance of the Company Common Stock in comparison to the performance of the Russell 2000 index over an approximate three year performance period which ended on January 1, 2012.

In addition to the core compensation program, the Company provides or has implemented the following:

•

Benefit programs that are competitive within the Company’s defined talent market, provide participant flexibility and are cost-effective to the Company, but are also generally available to all of the Company’s full-time employees and many part-time employees.

•	Executive stock ownership guidelines, requiring a minimum level of stock ownership equal to a multiple of base salary.

•

The executive employment agreements contain a double trigger change in control provision, in which executive termination benefits require both a change in control and a termination without cause or a resignation for good reason.

•	Limited use of perquisites.

Overview of Fiscal 2011 Company Performance

During fiscal 2011, the Company experienced declines in guest traffic at both its Bistro and Pei Wei restaurants, which were partially offset by the benefit of a two to three percent menu price increase. Comparable store sales decreased 2.1% at both the Bistro and Pei Wei company-owned restaurants during fiscal 2011. The Company also experienced higher costs at both Bistro and Pei Wei restaurants in labor, operating and costs of sales. Additionally, the Company recognized asset impairment charges of $10.5 million related to three Bistro restaurants that continue to operate and three Pei Wei restaurants that closed during the fourth quarter of fiscal

2011. The table below summarizes the Company’s results for fiscal 2011 and fiscal 2010 (dollars in thousands, except per share amounts):

	2011	2010	Change	% Change
Total revenues	$1,238,755	$1,242,799	$(4,044)	(0.3)%
Income from continuing operations, net of tax	$30,140	$46,562	$(16,422)	(35.3)%
Net income(1)	$30,077	$46,608	$(16,531)	(35.5)%
Income from continuing operations, net of tax, per diluted share	$1.36	$2.01	$(0.65)	(32.3)%
Net income per diluted share	$1.36	$2.02	$(0.66)	(32.7)%

(1)	Net income refers to net income attributable to PFCB common stockholders.

During fiscal 2011, the Company focused on enhancements to the price-value proposition at the Bistro and Pei Wei restaurants. As it relates to the Bistro, the Company introduced a specific lunch menu in a few markets with full rollout in early fiscal 2012, along with continued investments in both labor and technology. In fiscal 2012, the Bistro will test broader marketing initiatives to support the Bistro brand. As it relates to Pei Wei, the Company introduced new small plates and a lower-priced complete meal offering called Diner Selects and plans for a new Pei Wei format called Pei Wei Asian Market. These initiatives are designed to generate sustainable sales momentum and deliver strong long-term growth. The Company expects to see results of its initiatives beginning in fiscal 2012.

Overview of 2011 Compensation Outcomes

The Company’s fiscal 2011 financial performance was a key factor in the compensation decisions and outcomes for the Company’s executives in 2011. More specifically:

•

The Committee approved modest increases to base salaries for fiscal 2011, a 3.0% increase for Mr. Welborn and a 4.7% increase for Mr. Mumford. No increase was made to Mr. Federico’s salary during fiscal 2011, upon his request. Mr. Moylan’s base salary was increased to $300,000 in conjunction with his promotion to President of the Pei Wei Asian Diner concept, and Mr. Vivian’s salary was decreased to reflect the reduction in his responsibilities in connection with his retirement from the Company at the end of fiscal 2011.

•

The annual incentive payouts to the executive officers decreased in fiscal 2011 due to a decline in the Company’s Performance Multiplier, see 2011 Annual Incentive Targets section further below for the definition, from 98% in fiscal 2010 to 53% in fiscal 2011, which represented a 35% to 45% decrease in the annual incentive payouts to the executive officers in fiscal 2011 compared to fiscal 2010. The decrease in the Performance Multiplier is directly attributable to the decline in the Company’s financial results.

•

The performance of the Concept Presidents Performance Award Plan was well below target funding levels for 2011 (one-third of which is paid in 2012). There will be no payments made to Mr. Cardwell and Mr. Moylan for fiscal 2011 as the target levels were not achieved. Mr. Welborn’s payment for fiscal 2011 of $39,608 was funded based on 71% of target.

•

The Co-Chief Executive Officers’ performance units vested on January 1, 2012. The calculated cash value per performance unit was $0.29. The cash settlement value for each Co-Chief Executive Officer was $174,000, which represented 9% of the grant date fair value of the award in fiscal 2009 of $1,926,000. The performance period of the performance unit awards was fiscal 2009 through fiscal 2011.

•

The executive officers, excluding the Co-Chief Executive Officers, were granted cash-settled restricted cash units (“RCUs”) in July 2011 that had an initial grant date fair value per unit of $42.78 and cliff vest three years after date of grant. As of January 1, 2012, the fair value per unit of the RCUs was $37.79, which represented a 12% decline from the grant date fair value.

Overview of 2012 Compensation Program Changes

The Company has implemented significant changes to its executive compensation program for fiscal 2012. These changes are designed to better align the compensation program with the Company’s strategy with a focus on absolute growth as well as outperformance of the Company relative to its industry. Specific components include:

•

The annual incentive plan will link performance to a formula based on targeted revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) growth, rather than return on invested capital (“ROIC”) performance. The shift in performance measures aligns with the Company’s objective of improved top line growth and operating results.

•	The Concept President Performance Award Plan will remain as currently designed.

•

The long-term incentive plan will include a mix of performance-based share awards, stock options, RCUs and restricted stock units (“RSUs”). All executive officers will participate, including the Chief Executive Officer. The Company believes this mix of vehicles and design will provide a more balanced and performance-based approach.

•

Performance-based share awards will cliff vest at the end of a three-year performance period. The actual number of shares awarded will be based on the Company’s total stockholder return (TSR) relative to that of industry peers over the three-year period.

•

Stock options will cliff vest three years from date of grant with a seven-year exercise term. The value of the stock options to the executive officers will have a direct link to increases in the Company Common Stock price.

•

RSUs and RCUs will remain as currently designed with vesting and payout after three years. Both of these types of awards have a direct link to stockholder return. RCUs do not have a dilutive impact on the Company’s shares outstanding. RSUs may be issued in lieu of RCUs for certain employees to promote stock ownership.

Compensation and Executive Development Committee Composition and Charter

The Committee assists the Board in fulfilling its responsibilities for determining the compensation provided to the Company’s executive officers. The Committee’s charter is to:

•	Set compensation philosophy and determine executive compensation;

•	Ensure that all components of executive compensation are consistent with the Company’s compensation philosophy; and

•	Work with management to devise and execute an executive development plan and succession planning and practices for the Company.

The Committee is comprised of three non-employee directors of the Company, Ms. Rhoades, Ms. Hudson and Mr. Shennan. As discussed above, Mr. Cardwell’s service as a member of the Committee terminated effective March 1, 2011, and he did not participate in any executive compensation decisions made by the Committee after his appointment as President of P.F. Chang’s China Bistro concept. No replacement for Mr. Cardwell was appointed. Each member of the Committee meets the independence requirements specified by NASDAQ, applicable SEC rules and Section 162(m) of the Code, as determined annually by the Board. The Committee held six (6) formal meetings during fiscal 2011. The Chair of the Committee reports the Committee’s actions and recommendations to the full Board following each Committee meeting. Each Board meeting also includes an executive session among only the independent directors in which executive compensation, executive development and succession planning matters are discussed as appropriate. The Committee’s complete charter is available under the Investors/Corporate Governance section of the Company’s website at www.pfcb.com.

Compensation Consultants

The Committee has the authority to retain and terminate independent, third-party compensation consultants and to obtain independent advice and assistance from internal and external legal, accounting and other advisors. In accordance with the authority granted under its charter, the Committee directly engaged Semler Brossy Consulting Group LLC (“Semler Brossy”) as an independent outside compensation consultant to advise the Committee from time to time regarding matters related to executive compensation with services including, but not limited to, competitiveness of executive compensation, compensation program design and peer group analysis. The work of Semler Brossy has raised no conflict of interest.

During fiscal 2011, the Committee engaged Semler Brossy to provide general support for the Committee as well as a significant effort toward the redesign of all the Company’s executive compensation programs, including the Concept Presidents Performance Award Plan and the short-term and long-term incentive plans. These services entailed extensive analysis of appropriate peer inclusion as well as applicability of various performance measures and respective weighting to derive plans that are better aligned with the Company’s focus on top line growth and improved operating results.

Role of Executive Officers in Compensation Decisions

The Committee makes all decisions regarding the compensation of executive officers, including annual and long-term incentive compensation programs. The Committee and the Chief Executive Officer (Mr. Federico) annually review the performance of the other executive officers. The Chairman of the Committee and the Chairman of the Nominating Committee annually review the performance of the Chief Executive Officer. The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the Committee, which can exercise its discretion in modifying any recommended adjustments or awards.

Compensation Objectives

The objectives of the Company’s executive officer compensation policies are to:

•

Offer competitive compensation. Executive compensation is determined relative to job scope and responsibilities, past and current contributions, compensation for similar positions at peer group companies and individual factors such as unique skills, demand in the labor market and long-term development and succession plans.

•

Align executive compensation with stockholders’ interests. Executive compensation is based upon the Company’s performance and is designed to create solid alignment with stockholders’ interests by providing an enhanced focus on long-term stockholder value creation.

•

Optimize performance without encouraging unreasonable risks. Executive compensation is designed to motivate and reward for performance without encouraging behavior which would be reasonably likely to result in a material adverse effect on the company.

These objectives guide the design and administration of compensation and benefit programs for the Company’s officers, other executives, and the general workforce. The Committee has continued to employ the following key strategies in support of the compensation objectives:

•

Use total annual cash compensation (base salary and annual incentive compensation) to appropriately recognize each individual officer’s scope of responsibility, role in the organization, experience and contributions.

•

Use long-term incentives to align employee and stockholder interests, as well as to attract, motivate and retain employees and enable them to share in the long-term growth and success of the Company. Such incentives may take the form of non-qualified stock options, stock appreciation rights, restricted stock or cash units, restricted stock awards, performance units, performance awards and participation in a tax-qualified employee stock purchase plan.

•

Provide benefit programs that are competitive within the Company’s defined talent market, provide participant flexibility and are cost-effective to the Company, but are also generally available to all of the Company’s full-time employees.

The Committee refers to market data as part of its due diligence in determining salary and target award amounts, which include reviewing compensation surveys, peer group companies noted below in this report and other data to enable the Committee to compare the Company’s compensation levels with those of other companies with which it competes for talent and stockholder investment. During fiscal 2011, the Committee oversaw management’s risk assessment of the Company’s compensation programs and concluded that the structure and operation of the programs did not pose a material risk to the Company.

Determining Executive Compensation

The Company has structured its executive compensation program to motivate and reward executives for achieving the business goals of the Company. The Committee determines relevant market data and alternatives to consider when making compensation decisions regarding the executive officers.

The Committee compares compensation levels and mix against a peer group of public companies. The peer group consists of public companies that are comparable to the Company when evaluating business characteristics, operating results and the potential pool of executive talent. The companies in the peer group are reviewed periodically and changes are made as appropriate. The peer group companies for fiscal 2011 are casual dining restaurants as follows:

BJ’s Restaurants	Bob Evans	Brinker International
Buffalo Wild Wings	California Pizza Kitchen	CEC Entertainment
Cheesecake Factory	Chipotle	Cracker Barrel
DineEquity	Panera Bread	Red Robin
Ruby Tuesday	Texas Roadhouse

In October 2011, the Committee approved an update to the peer group for fiscal 2012. Fiscal 2011’s peer group was adjusted to remove a company that was acquired and a company that had a high concentration of franchised restaurants. The peer group companies for fiscal 2012 are:

BJ’s Restaurants	Bob Evans	Brinker International
Buffalo Wild Wings	CEC Entertainment	Cheesecake Factory
Chipotle	Cracker Barrel	Panera Bread
Red Robin	Ruby Tuesday	Texas Roadhouse

In order to align executive compensation levels with the Company’s stated compensation objectives regarding competitiveness, the Committee has established an overall pay-positioning strategy for total direct compensation (base salary, targeted annual incentive compensation and targeted long-term incentive compensation) for executive officers between the 50th to 75th percentiles of compensation paid to similarly situated executives of the companies comprising the peer group. Variations to this targeted range may occur as dictated by the experience level of the individual and market factors, such as demand for, and availability of, qualified candidates for a particular position.

A significant percentage of total compensation for the Company’s executive officers is allocated to incentive compensation as a result of the compensation objectives mentioned above. The Committee reviews relevant information from industry sources, SEC filings and other publicly available sources to determine the appropriate level and mix of incentive compensation. Income from such incentive compensation is realized as a result of the performance of the Company or the individual, depending on the type of award, compared to established goals. Once the Committee establishes an appropriate level of base annual salary for each executive officer, annual cash incentive compensation and long-term incentive compensation targets are determined as a percentage of base annual salary using the information discussed above to formulate a comprehensive compensation package for each named executive officer that meets the Committee’s stated compensation objectives.

For fiscal 2011, total annual cash compensation (base salary and annual incentive compensation) and total direct compensation (total annual cash compensation and long-term incentive compensation) for the named executive officers as a group approximated the range for peer group companies. The base salaries as well as the annual and long-term incentive compensation for the Company’s named executive officers taken as a group and individually were between the 50th to 75th percentiles of the target compensation ranges for the peer group companies. Fiscal 2011 named executive officer compensation was at the lower end of the range because: 1) the Co-Chief Executive Officer’s long-term incentive plan’s final value was significantly below the 50th percentile, and 2) the annual incentive plan payout was lower than expected.

2011 Say on Pay Advisory Vote on Executive Compensation

The Company provided stockholders a “say on pay” advisory vote on its executive compensation in fiscal 2011. The stockholders approved, by a vote of approximately 90%, the compensation program and policies and the compensation paid to the Company’s named executive officers for fiscal 2011. The Committee did not make any changes to the compensation program and strategies as a result of the favorable say on pay vote. However, in continuing to examine compensation program and strategies, the Company is implementing changes during fiscal 2012, as described in the Compensation Components section below.

Compensation Components

Annual Base Salary

The annual salary for executive officers is determined relative to job scope and responsibilities, past and current contributions, compensation for similar positions at the peer group companies and individual factors such as unique skills, demand in the labor market, and longer-term development and succession plans.

The Committee typically reviews executive officer salaries annually after the end of each fiscal year. At its February 10, 2011 meeting, the Committee reviewed the Company’s fiscal 2010 performance, peer group information and recommendations for salary adjustments for the named executive officers. In light of the foregoing factors, modest increases to base salaries, representing a 3.0% increase for Mr. Welborn and a 4.7% increase for Mr. Mumford, were approved for fiscal 2011. Additionally, Mr. Vivian’s salary was adjusted to $350,000 to reflect the planned reduction in his responsibilities in connection with his announced retirement from the Company at the end of fiscal 2011. Mr. Moylan was appointed President of Pei Wei Asian Diner at the end of fiscal 2010, and his annual base salary was increased to $300,000 in conjunction with this promotion. Upon the request of Mr. Federico, no increase was made to his salary for fiscal 2011.

At its February 7, 2012 meeting, the Committee reviewed the Company’s fiscal 2011 performance and peer group information. No salary increases for fiscal 2012 were approved for executive officers at that time. The Committee plans to further assess the Company’s financial performance prior to awarding fiscal 2012 salary increases, if any, to executive officers.

The following table shows annual base salaries for the named executive officers for the current year and each of the past two years:

	Annual Base Salary
Executive Officer	2012	2011	2010
Richard L. Federico	$696,280	$696,280	$696,280
R. Michael Welborn	386,000	386,000	374,920
Mark D. Mumford	345,000	345,000	329,600
Kevin C. Moylan	300,000	300,000	247,200
F. Lane Cardwell, Jr.(1)	350,000	350,000	—
Robert T. Vivian(2)	—	350,000	600,000

(1)	Mr. Cardwell joined the Company in March 2011.

(2)	Mr. Vivian retired from the Company on January 1, 2012.

Annual Incentive Compensation

The Company maintains an annual Executive Short-Term Incentive Plan (the “Bonus Plan”) designed to reward achievement of specified levels of financial and individual performance.

2011 Annual Incentive Targets

The Company believes that measuring annual performance and determining annual incentive payouts utilizing long-term measures, such as Return on Invested Capital (“ROIC”), creates solid alignment between executive compensation and stockholder interests by providing an enhanced focus on long-term stockholder value creation. Accordingly, annual bonuses paid to the Company’s executive officers under the fiscal 2011 Bonus Plan were based on the Company’s current fiscal year ROIC relative to both the current fiscal year Weighted Average Cost of Capital (“WACC”) and the prior fiscal year ROIC. The Company’s ROIC for any given fiscal year is calculated as Net Operating Profit After-Tax divided by Total Invested Capital.

The following salary multipliers are used in the bonus determination for each executive officer:

	Co-Chief Executive Officers	Chief Financial Officer	Executive Vice President	Concept Presidents
Salary multiplier	100%	60%	60%	60%

The actual fiscal year cash bonus payout for each executive officer is calculated by multiplying each executive’s annual base salary by his salary multiplier and the current fiscal year company performance multiplier. The company performance multiplier is defined as follows:

Company Performance Multiplier = (Current Year ROIC divided by Current Year WACC) multiplied by

(Current Year ROIC divided by Prior Year ROIC)

ROIC for fiscal 2011 was 6.9% compared to ROIC for fiscal 2010, which was 8.9%. The Company Performance Multiplier for fiscal 2011 was 53% and such amount was applied to the salary multiplier for each executive officer to determine the amount of each officer’s fiscal 2011 annual incentive payment. See the Summary Compensation Table for related amounts.

2012 Annual Incentive Targets

As noted previously, the Company has made significant changes to its executive compensation program for fiscal 2012, including the Bonus Plan. These changes are designed to better align the compensation program with the Company’s strategy with a focus on absolute growth as well as outperformance of the Company relative to its industry. The Company will measure performance against targeted revenue and EBITDA growth as well as key business objectives and will calculate a performance multiplier accordingly. Each one percent increase or decrease in actual performance compared to target performance will result in a five percent increase or decrease in the bonus amount. If actual performance is 90% or lower of target performance, there will be no bonus earned related to revenue growth and EBITDA measures. Additionally, if actual performance is 120% or higher of target performance, the bonus earned will be 200% of the target bonus related to revenue and EBITDA measures.

The following salary multipliers will be used in the bonus determination for each executive officer:

	Chief Executive Officer	Chief Financial Officer	Executive Vice President	Concept Presidents
Salary multiplier	100%	60%	60%	60%

The actual fiscal year cash bonus payout for each executive officer will be calculated by multiplying each executive’s annual base salary by his salary multiplier and the current fiscal year company performance multiplier. The company performance multiplier is defined as follows:

Company Performance Multiplier = (total revenues compared to target, weighted at 40%) plus (EBITDA compared to target, weighted at 40%) plus (achieved key business objectives, weighted at 20%)

The Committee approved the 2012 Bonus Plan via unanimous written consent on February 17, 2012.

Long-Term Incentive Compensation

The Company believes in a strong alignment of interests between its executive officers and its stockholders. As such, long-term incentives are designed to emphasize sustained performance over multiple years to help build stockholder value. Such incentives may be equity-classified or liability-classified but all awards have a strong linkage to the Company Common Stock performance and other long-term measures.

2011 Long-Term Incentives

Cash-Settled Stock-Based Awards

Fiscal 2011 long-term incentive awards granted to employees and executive officers (excluding Mr. Federico and Mr. Vivian who received the performance unit awards discussed below) were made in the form of RCUs, which vest three years after the date of grant. The settlement value of RCUs is based on the Company Common Stock price on the settlement date and therefore such awards strongly align with the interests of the Company’s stockholders. RCUs are settled in cash rather than through the issuance of shares. Additionally, RCUs are considered to be liability-classified awards, and receive variable accounting treatment under the current accounting literature, which enables the Company to achieve better matching of the share-based compensation expense recognized for financial statement purposes with the ultimate value received by employees.

Performance Units

On February 16, 2009, the Committee approved the award of 600,000 performance units to each of the Company’s Co-Chief Executive Officers, Mr. Federico and Mr. Vivian, pursuant to the Company’s 2006 Equity Incentive Plan. Each award vested on January 1, 2012, at which time the cash value of such awards was determined. The awards were paid in cash in February 2012. The Company does not intend to issue performance units in the future.

The cash value of the performance units was equal to the amount by which the Company’s final average stock price, as defined in the agreements, exceeded the strike price. The total value of the performance units at issuance was subject to a maximum value of $12.50 per unit. During December 2010, the outstanding performance unit awards associated with one of the Co-Chief Executive Officers was modified such that the maximum value per unit was reduced to $9.00 per unit. All other terms remain the same as specified in the original award agreement. The performance units were considered to be liability-classified awards, and the fair value of the performance units was remeasured at each reporting period until the awards vested. At January 1, 2012, the vesting date, the calculated cash value per performance unit was $0.29. The cash settlement value for each Co-Chief Executive Officer was $174,000, which represented 9% of the grant date fair value of the award in fiscal 2009 of $1,926,000.

It was the Committee’s intent that the granting of these performance units satisfied the long-term incentive needs of Mr. Federico and Mr. Vivian during the term of these awards, and as a result, the Committee did not grant any other long-term incentive awards to Mr. Federico and Mr. Vivian in fiscal 2011 or fiscal 2010.

Concept Presidents Performance Award Plan

In December 2010, the Committee approved the adoption of the Concept Presidents Performance Award Plan (“Performance Award Plan”), which is a sub-plan under the Company’s 2006 Equity Incentive Plan. The effective date of the Performance Award Plan is January 3, 2011. The Performance Award Plan was established to provide compensation for performance at both the concept and Company level for each of the concept presidents: R. Michael Welborn, Executive Vice President and President, Global Brand Development, Kevin C. Moylan, President of Pei Wei Asian Diner concept and F. Lane Cardwell, Jr., President of P.F. Chang’s China Bistro concept. The performance period is approximately three years, through December 29, 2013.

The performance award value is based on the performance of each president’s respective concept during each fiscal year in the performance period as well as year-over-year performance during that period. For Mr. Welborn, the performance award value is based on (1) 2% of the Company’s royalty revenues from Global Brand restaurants plus 6% of year-over-year change in the Company’s royalty revenues from Global Brand restaurants; and (2) 1% of the Company’s royalty revenues from Unilever retail products plus 3% of year-over-year change in the Company’s royalty revenues from Unilever retail products. For Mr. Moylan, the performance award value is based on the sum of 0.5% of Pei Wei Asian Diner concept’s net income and 8% of year-over-year change in Pei Wei Asian Diner concept’s net income. For Mr. Cardwell, the performance award value is based on the sum of 0.1% of P.F. Chang’s China Bistro concept’s net income and 8% of year-over-year change in P.F. Chang’s China Bistro concept’s net income. Amounts determined based on these performance awards are credited annually to an account. The participant will receive payment for one-third of any positive account balance after the end of each fiscal year in the performance period. Prior to the annual payment, the award is also adjusted by the percentage change in the Company’s stock price over the performance year. The maximum amount that may be credited to any participant’s account under the Performance Award Plan is $1.0 million during the three year performance period.

The performance of the Performance Award Plans was well below target funding levels for 2011 (one-third of which is paid in 2012). There will be no payments made to Mr. Cardwell and Mr. Moylan for fiscal 2011 as the target levels were not achieved. Mr. Welborn’s payment for fiscal 2011 of $39,608 was funded based on 71% of target.

2012 Long-Term Incentives

Historically and through 2011, the Committee approved the grant of share-based awards to the executive officers and employees after the end of each second fiscal quarter, and the directors were granted share-based awards after the annual stockholder meeting. During February 2011, the Committee decided that for fiscal years commencing after January 1, 2012, the grant date of share-based awards for the executives and employees will coincide with the grant of awards to the Board.

During fiscal 2012, the Company expects to issue a mix of performance-based restricted stock units (“PBRSUs”), RSUs, RCUs and stock options to its employees. The Company expects to grant PBRSUs, RSUs and stock options to the executive officers. The proportion of PBRSUs and RSUs granted to the executive officers will be based on the officer’s level of responsibility.

Performance-Based Share Awards

The Committee believes the issuance of performance-based share awards will more effectively align executive compensation with the interests of the Company’s stockholders. The PBRSUs will cliff vest three years after the date of grant, and the actual number of units that will be settled in stock will be determined at the end of the performance period. The amount of stock each executive officer will receive on settlement may vary from the initial amount granted and will be determined based on the Company’s Total Stockholder Return (“TSR”) relative to that of the median TSR of a selected industry peer group that initially consists of 33 restaurant companies, over the performance period. TSR for each company will be calculated using a 60 day average stock price at the beginning and end of the vesting period plus reinvestment of cash dividends, adjusted for the impact of stock dividends, stock splits, spin-offs and other corporate changes. The PBRSUs may increase to a maximum of 200% of the initial amount granted or decrease to zero at the end of the performance period.

Restricted Stock Units and Stock Options

The Company believes that equity ownership by executive officers provides incentives to build stockholder value and align the interests of executive officers with the stockholders. In the past, RSUs were granted only to the Board. In fiscal 2012, RSUs and stock options will be granted to executive officers. RSUs will also be granted to certain other employees. RSUs and stock options will cliff vest three years from the date of grant.

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan (“ESPP”) in which all employees, including the executive officers, may choose to participate. Participants are currently able to purchase shares of the Company Common Stock with a value of up to $6,250 at a price equal to 95% of the fair market value of the stock at the end of each three-month offering period for the ESPP. The Committee continues to believe that this is an effective vehicle for enabling executives and employees to increase their ownership position in the Company, thereby promoting a closer link between the interests of employees and the Company’s stockholders.

Restoration Plan

Effective July 1, 2007, the Company adopted the P.F. Chang’s China Bistro, Inc. Restoration Plan (“the Restoration Plan”), a nonqualified unfunded deferred compensation plan which allows the named executive officers and highly compensated employees with six months of service to defer receipt of a portion of their compensation and allocate such amounts to one or more investment funds. The employees’ accounts, which consist of employee contributions and employer match contributions, are credited with returns based on the investment funds they selected. The maximum aggregate amount deferrable under the Restoration Plan is 75% of base salary and 100% of cash incentive compensation. The Company makes bi-weekly matching contributions in an amount equal to 25% of the first 6% of employee compensation contributed, subject to an annual maximum of $3,675 during fiscal 2011. Company match contributions to the Restoration Plan commence after one year of service and a minimum of 1,000 hours worked. Matching contributions vest at the rate of 20% each year beginning after the employee’s second year of service. For the fiscal year ended January 1, 2012, the Company’s matching contribution expense for all employees participating in the Restoration Plan was $0.2 million. The Restoration Plan provides executives with an opportunity to achieve retirement income security and acts as an additional means to help the Company retain its executive officers.

Benefits and Perquisites

The Committee oversees the design, implementation and administration of all Company-wide benefit programs. The Committee periodically reviews the cost and prevalence of these programs to ensure these programs are in line with competitive practices and are warranted, based upon the business need and contributions of the executive officers. The benefits and perquisites available to the executive officers are also generally available to the Company’s home office employees, multi-unit management and key restaurant leadership.

Executive Stock Ownership Requirements

As stated above, one of the goals of the Company’s executive compensation program is to align the interests of its executives with those of its stockholders. Accordingly, the Company maintains stock ownership guidelines for its named executive officers. The guidelines are intended to encourage retention and to further align the financial interests of executive officers with those of its stockholders. The guidelines are based on a multiple of base salary for each position. The Chief Executive Officer must own at least four times his base salary and each concept President and the Chief Financial Officer must own at least two times his base salary. Under the guidelines, executives are able to count shares that are owned, including shares which have vested under restricted stock award grants, the value of unexercised options that were in-the-money on the vesting date, and vested restricted stock units. Each executive has four years from the initiation of the program or the time he becomes a named executive officer subject to the stock ownership guidelines to comply with the foregoing guidelines. All named executive officers are in compliance with the stock ownership requirements, except for Mr. Mumford, Mr. Moylan and Mr. Cardwell. The Committee anticipates that Mr. Mumford will be in compliance with the guidelines during fiscal 2012. Mr. Moylan and Mr. Cardwell, who have not yet been subject to the guidelines for four years, are working toward making the required investment.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

The Company has entered into employment agreements with each of its named executive officers. The agreements are substantially identical. They each provide for an initial three-year term and automatic renewal for subsequent one-year terms unless either the Company or the employee provides written notice that the agreement shall not automatically renew. The agreements prohibit these officers from competing with the Company in the area of Chinese and Asian food concepts during the term of the agreements and for one year after termination. The employment agreements of Mr. Federico and Mr. Vivian were amended during fiscal 2009 to align the end of the term with the January 1, 2012 vesting date of the performance units.

The agreements provide for immediate vesting of unvested stock options, and the extension of the post-termination exercise period to three years, after the occurrence of certain events. These events include a change in control of the Company, termination of the executive’s employment by the Company without cause or separation of employment by the executive for “good reason” (as defined in the agreements). Should any of these events occur, the Company may be required to record an expense based upon the difference between the original grant price of the options and the fair value at the modification date for the number of awards ultimately affected by the modification. As of January 1, 2012, approximately 0.5 million equity-classified awards were affected by these agreements of which approximately 11 thousand shares were unvested, and approximately 0.1 million liability-classified awards were affected by these agreements, all of which were unvested.

Each of the employment agreements also provides for severance payments upon termination and after a change of control of the Company. The Committee believes that terms of these agreements are in line with market standards and are an important means to allow management to continue to focus on running the business of the Company in the event of a pending or actual change of control event or otherwise. More detailed information concerning these severance payments appears herein under the caption “Potential Payments upon Termination or Change in Control.”

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code generally limits to $1 million the deduction available to public companies for compensation paid to its chief executive officer and the other three highest compensated officers

(other than the chief financial officer) as of the end of any fiscal year. This $1 million deduction limit does not apply, however, to “performance-based compensation” as defined in Section 162(m) of the Code. The Compensation Committee’s general policy is to qualify the Company’s executive compensation for deductibility under applicable tax laws as practicable. However, the Compensation Committee does not require all of the Company’s compensation programs to be fully deductible under Section 162(m) because doing so would restrict its discretion and flexibility in designing compensation programs in a manner designed to promote varying Company goals.

The Company has taken into consideration Internal Revenue Code Section 409A in the design and implementation of the Company’s compensation programs. If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the executive is subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income.

Compensation Information

Summary Compensation Table

The following table sets forth information for fiscal years 2011, 2010 and 2009 concerning the compensation of the named executive officers of the Company who were serving in such capacity as of the end of the Company’s last completed fiscal year.

				Stock-Based Awards ($)
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Cash- Settled Stock- Based Awards ($)(2)	Cash-Settled Performance Unit Awards ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Richard L. Federico	2011	696,280	369,028	—	—	3,675	35,478	1,104,461
Chairman and Co-Chief Executive Officer	2010	696,280	682,354	—	—	3,675	34,312	1,416,621
	2009	710,580	817,167	—	1,926,000	3,675	2,616	3,460,038

Robert T. Vivian	2011	350,000	185,500	—	—	—	28,575	564,075
Co-Chief Executive Officer	2010	600,000	588,000	—	—	—	25,216	1,213,216
	2009	617,615	710,258	—	1,926,000	—	4,835	3,258,708

R. Michael Welborn	2011	384,295	122,206	389,298	—	3,675	78,923	978,397
Executive Vice President	2010	374,920	220,453	426,953	—	3,675	26,143	1,052,144
and President, Global Brand Development	2009	382,620	264,008	407,218	—	3,675	6,958	1,064,479

Mark D. Mumford	2011	342,631	108,957	345,662	—	—	35,844	833,094
Chief Financial Officer	2010	329,600	193,805	375,322	—	—	24,489	923,216
	2009	336,369	232,095	349,038	—	—	3,185	920,687

Kevin C. Moylan (6)	2011	297,969	94,754	265,236	—	2,235	44,395	704,589
President of Pei Wei Asian Diner	2010	247,200	145,354	246,671	—	1,854	38,970	680,049

F. Lane Cardwell, Jr. (6)	2011	288,077	91,608	320,850	—	—	6,430	706,965
President of P.F. Chang’s China Bistro

(1)	Salary for fiscal 2009 reflects the impact of a 53-week fiscal year.

(2)

This column represents the total grant date fair value of cash-settled stock-based awards granted to each of the applicable named executives. The fair value of cash-settled stock-based awards was calculated based upon the sum of (a) the closing market price of the Company Common Stock on the grant date and (b) the estimated fair value of a hypothetical three-year stock option calculated using a Black-Scholes option pricing model. The grant date fair value per unit was $44.21 in fiscal 2009, $56.55 in fiscal 2010 and $42.78 in fiscal 2011. The amounts shown in this column reflect the Company’s total accounting expense for these awards to be recognized over the full three-year vesting term as calculated on the grant date. Due to the cash-settlement feature of these awards, they are considered to be liability awards which require the fair value to be recalculated at the end of each reporting period with a cumulative expense adjustment recognized, if necessary. The fair value per unit as of January 1, 2012 was $34.64 for fiscal 2009 grant, $36.33 for fiscal 2010 grant and $37.79 for fiscal 2011 grant. Additionally, amounts shown do not correspond to the actual value that will be recognized by the executives. The actual value that an executive will realize upon vesting of cash-settled stock-based awards will depend on the market price of the Company’s stock on the vesting date, so there is no assurance that the value realized by an executive will be at or near the value of the market price of the Company’s stock on the grant date.

(3)

Cash-settled performance units were issued to each of the Company’s Co-CEOs during 2009 and such awards have satisfied the long-term incentive needs of Mr. Federico and Mr. Vivian during the approximately three-year term of these awards such that no additional long-term incentives are anticipated to be issued prior to the vesting of such awards. See Long-Term Incentives section for further information regarding cash-settled performance units.

This column represents the total grant date fair value of cash-settled performance unit awards granted to each of the applicable named executives. The fair value of cash-settled performance unit awards was calculated using a Monte-Carlo simulation model which incorporates historical performance, volatility and correlation of the Company’s stock price and the Russell 2000 index. The grant-date fair value per unit was $3.21 and the awards contain a maximum value at vesting of $12.50 per unit for Mr. Federico and $9.00 per unit for Mr. Vivian. The amounts shown in this column reflect the Company’s total accounting expense for these awards to be recognized over the full vesting term as calculated on the grant date. Due to the cash-settlement feature of these awards, they are considered to be liability awards which require the fair value to be recalculated at the end of each reporting period with a cumulative expense adjustment recognized, if necessary. The awards vested on January 1, 2012, and the final cash value per unit was $0.29 per unit and the cash settlement value of the vested units totaled $174,000 each for both Mr. Federico and Mr. Vivian, which was paid in February 2012.

(4)

A portion of the salary may have been contributed to the Restoration Plan. The Company makes bi-weekly matching contributions to the Restoration Plan in an amount equal to 25% of the first 6% of employee compensation contributed, subject to an annual maximum of $3,675. The total Company matching contribution amount is presented in the deferred compensation column.

(5)	See the All Other Compensation table below for further details

(6)	Mr. Moylan became a named executive officer during fiscal 2010, and Mr. Cardwell became a named executive officer during fiscal 2011.

All Other Compensation Table

The following table sets forth information regarding the detail comprising the “All Other Compensation” column of the Summary Compensation Table shown above.

Name and Principal Position	Year	Lucky Cat Dining Card Usage ($)(1)	ESPP ($)(2)	Dividends ($)(3)	Partner Distributions and Other Bonuses ($)(4)	Total All Other Compensation ($)
Richard L. Federico	2011	856	1,005	33,617	—	35,478
Chairman and Co-Chief Executive Officer	2010	5,000	1,074	28,238	—	34,312
	2009	1,106	1,510	—	—	2,616

Robert T. Vivian	2011	2,010	315	26,250	—	28,575
Co-Chief Executive Officer	2010	1,487	1,679	22,050	—	25,216
	2009	3,230	1,605	—	—	4,835

R. Michael Welborn	2011	2,968	839	35,508	39,608	78,923
Executive Vice President and President, Global Brand Development	2010	3,263	1,679	21,201	—	26,143
	2009	5,353	1,605	—	—	6,958

Mark D. Mumford	2011	4,648	—	31,196	—	35,844
Chief Financial Officer	2010	5,858	—	18,631	—	24,489
	2009	3,185	—	—	—	3,185

Kevin C. Moylan	2011	757	—	19,100	24,538	44,395
President of Pei Wei Asian Diner	2010	443	—	10,734	27,793	38,970

F. Lane Cardwell, Jr.	2011	2,680	—	3,750	—	6,430
President of P.F. Chang’s China Bistro

(1)	Each executive receives a “Lucky Cat Dining Card” for use at any of the Company’s Bistro or Pei Wei restaurants. The annual Lucky Cat card usage amount is included in the executive’s taxable income.

(2)	Represents the benefit received upon the purchase of the Company Common Stock pursuant to the Company’s Employee Stock Purchase Plan at a price equal to 95% of the fair market value.

(3)

In February 2010, the Board approved the initiation of a quarterly cash dividend. Prior to the second quarter of fiscal 2011, the amount of the cash dividend was calculated based on 45% of the Company’s quarterly net income. Beginning with the second quarter of fiscal 2011, the Board approved a quarterly cash dividend, which was set at $0.25 per share through the end of fiscal 2011. The executives’ unvested restricted stock awards are eligible to receive cash dividends, and their unvested RCUs are eligible to receive cash dividend-equivalents. The executives received cash dividend payments on the unvested awards outstanding.

(4)

Mr. Welborn earned compensation under the Performance Award Plan for fiscal 2011. Mr. Moylan, under his company Glendalough Development, receives distributions from its ownership interests in three Pei Wei restaurants. His company owns an average 4% interest in each of the three restaurants.

Grants of Plan-Based Awards

The following table provides certain information concerning grants of the Performance Award Plan and share-based awards made during the fiscal year ended January 1, 2012, to the persons named in the Summary Compensation Table.

			Potential Future Payouts Under Non-Equity Incentive Plan Awards (1)
Executive Officer	Award	Grant Date	Target ($)	Maximum ($)	Cash-settled stock-based awards (2)	Grant date fair value per unit ($)(3)	Total grant date fair value ($)(4)
R. Michael Welborn	Performance Award Plan	1/3/2011	390,000	1,000,000
	RCUs	8/1/2011			9,100	42.78	389,298

Mark D. Mumford	RCUs	8/1/2011			8,080	42.78	345,662

Kevin C. Moylan	Performance Award Plan	1/3/2011	217,000	1,000,000
	RCUs	8/1/2011			6,200	42.78	265,236

F. Lane Cardwell, Jr.	Performance Award Plan	3/1/2011	332,000	1,000,000
	RCUs	8/1/2011			7,500	42.78	320,850

(1)

These columns show the target and maximum potential payout under the Performance Award Plan for each of the concept Presidents. The target payout represents the amount payable based on estimates available at the time the plan was approved. The maximum payout represents the maximum amount that may be paid to each participant over the approximate three year performance period.

(2)

This column shows the number of cash-settled stock-based awards granted to the applicable named executive officers during fiscal 2011. All grants cliff vest after three years. No awards were granted to Mr. Federico and Mr. Vivian during fiscal 2011 as the performance unit awards granted during fiscal 2009 were intended to satisfy their future long-term incentive needs during the term of the awards. See Long-Term Incentive Compensation for further details.

(3)

This column shows the grant date fair value per unit of cash-settled stock-based awards granted during fiscal 2011. See notes to Summary Compensation Table for details on the calculation of fair value.

(4)

This column shows the total grant date fair value of cash-settled stock-based awards granted during fiscal 2011. The amounts shown in this column reflect the Company’s initial estimate of total accounting expense based on the grant date fair value of these awards to be recognized over the full three-year vesting term. Due to the cash-settlement feature of these awards, they are considered to be liability awards which require the fair value to be recalculated at the end of each reporting period with a cumulative expense adjustment recognized, if necessary. Additionally, amounts shown do not correspond to the actual value that will be recognized by the executives. The actual value that an executive will realize upon vesting of cash-settled stock-based awards will depend on the market price of the Company Common Stock on the vesting date, so there is no assurance that the value realized by an executive will be at or near the value of the market price of the Company Common Stock on the grant date.

Outstanding Share-Based Awards at Fiscal Year-End

The following table provides certain information with respect to the value of all unexercised options and other share-based awards previously awarded to the Company’s named executive officers as of January 1, 2012.

	OPTION AWARDS					OTHER SHARE-BASED AWARDS
Executive Officer	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable (1)	Option Exercise Price ($)(2)	Option Vesting Date (3)	Option Expiration Date	Number of unvested shares/units (#)(4)	Value of unvested shares/units ($)(5)	Vesting date (6)
Richard L. Federico	50,000	—	45.99	7/25/2008	7/25/2013
	40,000	—	43.97	7/23/2009	7/23/2014
	24,000	—	56.99	7/29/2010	7/29/2015
	100,000	—	30.05	7/28/2011	7/28/2016

Robert T. Vivian	45,000	—	45.99	7/25/2008	7/25/2013
	40,000	—	43.97	7/23/2009	7/23/2014
	25,000	—	56.99	7/29/2010	7/29/2015
	58,000	—	30.05	7/28/2011	7/28/2016

R. Michael Welborn	15,000	—	39.54	4/9/2004	4/9/2013
	15,000	—	50.05	4/26/2005	4/26/2014
	50,000	—	58.50	5/26/2010	5/26/2015
	50,000	—	56.99	7/29/2010	7/29/2015
	47,500	—	30.05	7/28/2011	7/28/2016
	36,689	4,846	33.57	7/30/2012	7/30/2017
						9,211	284,712	7/27/2012
						7,550	233,371	8/2/2013
						9,100	281,281	8/1/2014

Mark D. Mumford	10,001	—	43.22	5/5/2011	5/5/2016
	1,449	—	30.05	7/28/2011	7/28/2016
	9,691	4,241	33.57	7/30/2012	7/30/2017
						7,895	244,034	7/27/2012
						6,637	205,150	8/2/2013
						8,080	249,753	8/1/2014

Kevin C. Moylan	2,000	—	43.97	7/23/2009	7/23/2014
	14,499	501	45.17	2/20/2012	2/20/2017
	3,439	455	33.57	7/30/2012	7/30/2017
						5,263	162,679	7/27/2012
						4,362	134,829	8/2/2013
						6,200	191,642	8/1/2014

F. Lane Cardwell, Jr.						7,500	231,825	8/1/2014

(1)

All options to purchase shares of Company Common Stock issued to the named executive officers are immediately exercisable. However, unvested shares are subject to a right of repurchase by the Company in the event of the executive’s termination of service with the Company. The amounts in this column represent the number of shares that were unvested at January 1, 2012.

(2)	Stock options are granted with an exercise price per share equal to the closing price of the Company Common Stock on the grant date.

(3)

Represents the date on which all options included in this award are vested. The Company grants stock option awards with a five-year vesting schedule. One-fifth (1/5) of the option award vests on the first anniversary of the grant date. The remainder of the option award vests in monthly increments over the subsequent four-year period.

(4)

Represents the number of unvested restricted stock unit awards, cash-settled stock-based awards and cash-settled performance unit awards, as applicable, at January 1, 2012. Mr. Federico and Mr. Vivian were each granted cash-settled performance unit awards during fiscal 2009. Mr. Welborn, Mr. Mumford and Mr. Moylan were each granted cash-settled stock-based awards during fiscal 2009, fiscal 2010 and fiscal 2011. Mr. Cardwell was granted restricted stock unit awards during fiscal 2010 while serving as an independent director on the Board, and granted cash-settled stock awards during fiscal 2011.

(5)

Represents the market value of the unvested restricted stock unit awards and cash-settled stock-based awards, as applicable, at January 1, 2012. The market value of restricted stock unit awards and cash-settled stock-based awards was calculated based on the closing market price of the Company Common Stock as of January 1, 2012.

(6)

Represents the date on which shares/units will be fully vested. The Company grants cash-settled stock-based awards with a three-year cliff vesting schedule. Cash-settled performance unit awards have a vesting term of approximately three years. Restricted stock unit awards will settle on the earlier of the date Mr. Cardwell ceases serving on the Board or a change in Control of the Company.

Stock Vested During Last Fiscal Year

The following table sets forth certain information concerning shares acquired by the named executive officers upon the vesting of restricted stock awards during fiscal 2011.

	Stock Awards
Executive Officer	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Richard L. Federico	26,638	825,778
Robert T. Vivian	21,327	661,137
R. Michael Welborn	12,710	394,010
Mark D. Mumford	11,302	350,362
Kevin C. Moylan	5,707	176,917

(1)	Based on the market price of the Company Common Stock on the date of vesting multiplied by the number of vested restricted stock awards.

Nonqualified Deferred Compensation

The following table summarizes certain activity for the named executive officers who participated in the Restoration Plan during fiscal 2011:

Name	Executive Contributions ($)(1)	Company Contributions ($)(1)	Aggregate Earnings ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance ($)(3)
Richard L. Federico	205,403	3,675	(23,501)	—	1,268,965
R. Michael Welborn	15,372	3,675	8,032	—	109,014
Kevin C. Moylan	8,939	2,235	(409)	—	44,203

(1)

All amounts reported as contributions have been reported as compensation to the named executive officer in the Summary Compensation Table. Company contributions reflect the employer match contribution by the Company during fiscal 2011.

(2)	Aggregate earnings represent unrealized holding gains related to the named executive officer’s investments, and these amounts have not been reported as compensation to the named executive officer.

(3)	Aggregate balance represents the named executive officer’s Restoration Plan balance as of the end of fiscal 2011.

Potential Payments upon Termination or Change in Control

As noted above, the Company has entered into employment agreements with each of its named executive officers that require the Company to provide them compensation in the event of a termination of employment or a change in control of the Company.

Termination for Cause

All of the employment agreements provide that if the named executive officer is terminated for “Cause”, the executive officer will be entitled to receive only his base salary then in effect, pro-rated to the date of termination.

For purposes of all the employment agreements, “Cause” is defined as: (a) executive’s theft, dishonesty, or falsification of any Company documents or records; (b) executive’s improper use or disclosure of Company’s confidential or proprietary information; (c) any action by executive which has a detrimental effect on the Company’s reputation or business; (d) executive’s failure to perform any reasonable assigned duties after written notice from Company of, and a reasonable opportunity to cure, such failure; (e) any material breach by executive of this Agreement, which breach is not cured after written notice from Company of, and a reasonable opportunity to cure such breach; or (f) executive’s conviction (including any plea of guilty or nolo contendere) of any criminal act which impairs executive’s ability to perform executive’s duties with Company.

Termination Without Cause or Termination for Good Reason

The employment agreements for Mr. Federico, Mr. Welborn and Mr. Mumford provide that if the named executive officer’s employment is terminated without Cause, the named executive officer will be entitled to a severance package consisting of the following:

•

a cash payment equal to: (a) the greater of one and one-half times the named executive officer’s base salary then in effect on the date of termination or the balance of executive’s base salary due for the remainder of the current term of the employment agreement, plus (b) one and one-half times the average cash bonus paid to the named executive officer for each of the years completed under the terms of his employment agreement;

•	accelerated vesting of all unvested portions of the named executive officer’s share-based compensation awards; and

•

continuation of group health insurance benefits for the greater of (a) the remainder of the current term of his employment agreement, or (b) one and one-half years (the “Continuation Period”); provided the Company’s insurance carrier allows for continuation. In the event the Company’s insurance carrier does not allow coverage continuation, the Company will pay the premiums required to continue the named executive officer’s group health care coverage for the Continuation Period, under the applicable provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), provided that the named executive officer elects to continue and remains eligible for these benefits under COBRA, and does not obtain health coverage through another employer.

The employment agreements for Mr. Moylan and Mr. Cardwell provide that if the named executive officer’s employment is terminated without Cause, the named executive officer will be entitled to a severance package consisting of the following:

•

a cash payment equal to: (a) the greater of one and one-half times the named executive officer’s base salary then in effect on the date of termination or the balance of executive’s base salary due for the remainder of the current term of the employment agreement, plus (b) one and one-half times the average cash bonus paid to the named executive officer for each of the years completed under the terms of his employment agreement, or if less than one year has been completed under the terms of the agreement, then one and one-half times the average cash bonus paid to the named executive officer during the prior three years;

•

the executive will be credited with an additional eighteen months of vesting service solely for purposes of determining the vested portions of executive’s outstanding equity and equity-based awards; and

•

payment of the premiums required to continue the named executive officer’s group health care coverage for up to eighteen months under the applicable provisions of COBRA, provided that the named executive officer elects to continue and remains eligible for these benefits under COBRA, and does not obtain health coverage through another employer during this period.

Termination upon Change of Control

All of the employment agreements provide that if there is a change in control and if the named executive officer’s employment is terminated without Cause or if the named executive officer terminates his employment for “Good Reason” within 24 months after a change in control (as defined in the employment agreement), the named executive officer will be entitled to a severance package consisting of the following:

•

a cash payment equal to: (a) the greater of two times the named executive officer’s base salary then in effect on the date of termination or the balance of the named executive officer’s base salary due for the remainder of the current term of the agreement; plus (b) the greater of two times (i) the average cash bonus paid to the named executive officer for each of the years completed under the terms of the agreement or (ii) the named executive officer’s annual target bonus;

•

accelerated vesting of all unvested portions of the named executive officer’s share-based compensation awards and the ability to exercise all stock options for a period of three years from the date of termination of employment provided that such extension does not cause the option exercise period to be extended beyond the expiration of the option term; and

•

continuation of group health insurance benefits of Mr. Federico, Mr. Welborn and Mr. Mumford for the greater of (a) the remainder of the current term, or (b) two years; provided the Company’s insurance carrier allows for continuation. In the event the Company’s insurance carrier does not allow such coverage continuation, the Company agrees to pay the premiums required to continue the named executive officer’s group health care coverage for the Continuation Period, under the applicable provisions of COBRA, provided that the named executive officer elects to continue and remains eligible for these benefits under COBRA, and does not obtain health coverage through another employer; or

•

payment of the premiums required to continue Mr. Moylan and Mr. Cardwell’s group health care coverage for up to eighteen months under the applicable provisions of COBRA, provided that the named executive officer elects to continue and remains eligible for these benefits under COBRA, and does not obtain health coverage through another employer during this period.

For purposes of all the employment agreements, “Good Reason” means any one or more of the following without the named executive officer’s written consent, (i) the assignment to the named executive officer of any duties, or any limitation of his responsibilities, substantially inconsistent with his positions, duties, responsibilities and status with the Company immediately prior to the date of the “Change in Control”; (ii) the relocation of the principal place of the officer’s service to a location that is more than fifty (50) miles from the officer’s principal place of service immediately prior to the date of the Change in Control, or the imposition of travel requirements substantially more demanding of the named executive officer than the travel requirements existing immediately prior to the date of the Change in Control; or (iii) any material failure by Company to pay, or any material reduction by Company of, the named executive officer’s cash compensation in effect immediately prior to the date of the Change in Control.

For purposes of all the employment agreements, a Change in Control is defined as any one of the following occurrences: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”)), other than a trustee or other fiduciary holding securities of Company under an employee benefit plan of Company, becomes the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of the securities of Company representing more than 50% of (A) the outstanding shares of Company Common Stock or (B) the combined voting power of the Company’s then-outstanding securities; (ii) the sale or disposition of all or substantially all of Company’s assets (or any transaction having similar effect is consummated); or (iii) Company is party to a merger or consolidation that results in the holders of voting securities of Company outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of Company or such surviving entity outstanding immediately after such merger or consolidation.

280G Tax Gross-Up

Upon a termination of a named executive officer after a Change in Control of the Company, each named executive officer may be subject to certain excise taxes pursuant to Section 280G of the Internal Revenue Code. The employment agreements of Mr. Federico, Mr. Welborn and Mr. Mumford require the Company to reimburse the executive for such excise taxes. The employment agreements of Mr. Moylan and Mr. Cardwell do not require the Company to reimburse the executive for such excise taxes. The total 280G tax gross-up amount in the table below assumes that the executive is entitled to a full reimbursement by the Company for any excise taxes that are imposed upon the executive as a result of the Change in Control and is based upon a 280G excise tax rate of 20%. For purposes of the 280G calculation, it is assumed that no amounts will be discounted as attributable to reasonable compensation and no value will be attributed to the execution of a non-competition agreement by the executive.

Potential Payments on Termination of Employment or Change in Control

The following table describes the potential payments upon termination without Cause or, after a Change in Control of the Company, termination without Cause or termination for Good Reason for each of the Company’s named executive officers covered by an employment agreement, excluding Mr. Vivian as his last day of employment with the Company was January 1, 2012:

	Termination Without Cause			Termination Upon a Change in Control
Name	Cash Payment ($)(1)	Acceleration of Vesting of Equity Awards ($)(2)	Benefits ($)(3)	Cash Payment ($)(1)	Acceleration of Vesting of Equity Awards ($)(2)	Benefits and Perquisites ($)
Richard L. Federico	2,022,326	—	17,808	2,785,120	—	23,744	(4)
R. Michael Welborn	896,050	799,364	20,019	1,235,200	799,364	431,580	(5)
Mark D. Mumford	806,084	698,937	17,808	1,104,000	698,937	23,744	(6)
Kevin. C. Moylan	932,090	489,151	5,835	1,060,000	489,151	5,835	(7)
F. Lane Cardwell, Jr.	954,079	270,555	12,159	1,236,667	270,555	12,159	(8)

(1)

Assumes a termination on January 1, 2012 and payments based on the base salary at January 1, 2012, average annual incentive for fiscal 2011, fiscal 2010, fiscal 2009 and fiscal 2008 for Mr. Federico, Mr. Welborn and Mr. Mumford, average annual incentive for fiscal 2011, fiscal 2010 and fiscal 2009 for Mr. Moylan and annual incentive for fiscal 2011 for Mr. Cardwell.

(2)	Calculated based on a termination on January 1, 2012 and the closing market price of the Company Common Stock on that date.

(3)	Reflects the costs related to the continuation of health benefits for the period specified above.

(4)	Consists of $23,744 for the continuation of health benefits.

(5)	Consists of $26,692 for the continuation of health benefits and $404,888 for a 280G excise tax gross-up.

(6)	Consists of $23,744 for the continuation of health benefits.

(7)	Consists of $5,835 for the continuation of health benefits.

(8)	Consists of $12,159 for the continuation of health benefits.

Compensation of Directors

The Company reimburses non-employee directors for reasonable costs and expenses incurred in attending Board of Directors’ meetings. Each non-employee director receives annual compensation consisting of cash and share-based awards with a targeted aggregate value of $175,000. In addition, the Lead Independent Director receives an annual retainer of $20,000, the Chair of the Audit Committee receives an annual retainer of $20,000, and the Chairs of the Compensation and Executive Development Committee and the Nominating and Corporate Governance Committee each receive an annual retainer of $10,000.

For fiscal 2011, each director had the option to determine the amount of cash received with a maximum of 50% of the total compensation to be paid in cash. The balance of the compensation for each director is granted as restricted stock units. The value of share-based awards is calculated using the same method used by the Company in valuing its share-based compensation awards under GAAP. Consistent with past practice, share-based awards will continue to be made upon election of a new director and, in the case of continuing directors, upon their re-election at each Annual Meeting of the Company’s stockholders. Share-based awards vest over the service period of one year following the grant date. At the option of each director, the issuance of shares underlying restricted stock units may be deferred until either (a) the date on which he/she ceases serving on the board or (b) the earlier of (i) the third anniversary following the grant date or a change in control of the Company or (ii) a change in control of the Company. Cash payments are made in equal quarterly installments over the course of the year following each annual stockholder meeting. For fiscal 2012, the directors have the same compensation options for cash and restricted stock units as fiscal 2011. Directors who are not employees of the Company also receive an annual “Lucky Cat Dining Card” which generally entitles each holder to $5,000 for use at any of the Company’s Bistro or Pei Wei restaurants.

The following table provides information with respect to the compensation of directors:

Name (1)	Fees Earned or Paid in Cash ($)(2)	Equity-Based Awards ($)(2)(3)	Total ($)
Kerrii B. Anderson	63,438	104,996	168,434
Lesley H. Howe	97,500	97,457	194,957
Dawn E. Hudson	65,625	87,496	153,121
M. Ann Rhoades	92,500	92,477	184,977
James G. Shennan, Jr.	102,500	102,483	204,983
Kenneth J. Wessels	32,813	131,222	164,035

(1)

Directors who are Company employees receive no additional compensation for serving on the Board. The compensation for Mr. Federico, Mr. Welborn and Mr. Cardwell is reflected in the Summary Compensation Table.

(2)

For fiscal 2011, each director had the option to determine the amount of cash received with a maximum of 50% of the total compensation paid in cash. The balance of the compensation for each director was granted as restricted stock units.

(3)

This column represents total grant date fair value of restricted stock units granted to each of the applicable directors. The fair value of restricted stock units was based upon the closing market price of the Company Common Stock on the date of grant. These amounts reflect the Company’s accounting expense for these awards to be recognized over the one-year vesting term and do not correspond to the actual value that will be recognized by the directors. The actual value that a director may realize upon vesting will depend on the market price of the Company Common Stock on the settlement date, so there is no assurance that the value realized by a director will be at or near the value of the market price of the Company Common Stock on the grant date.

Director Stock Ownership Requirements

The Company maintains stock ownership guidelines for its independent directors. Each independent director is required to make an investment in the Company Common Stock at least at a level equal to his or her annual compensation of $175,000. Directors are able to count shares that are owned, vested restricted stock units, and the value of unexercised options that were in-the-money on the vesting date. Directors have four years from the date that they join the Board to comply with these guidelines. All independent directors are in compliance with the stock ownership requirements.

COMPENSATION AND EXECUTIVE DEVELOPMENT COMMITTEE REPORT

The Compensation and Executive Development Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.

                         COMPENSATION AND EXECUTIVE

                         DEVELOPMENT COMMITTEE

                         M. Ann Rhoades (Chairperson)

                         Dawn E. Hudson

                         James G. Shennan, Jr.

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners, Directors and Management

The following table sets forth certain information, as of May 4, 2012, with respect to the beneficial ownership of the Company Common Stock by:

•	all persons known to be the beneficial owners of more than 5% of the outstanding Company Common Stock;

•	each of the Company’s directors and director-nominees;

•	each of the named executive officers; and

•	all of the Company’s executive officers and directors as a group.

	Shares Owned (1)
Name and Address of Beneficial Owner (2)	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding (3)
Morgan Stanley (4) 1585 Broadway New York, NY 10036	2,300,983	10.8%

Kornitzer Capital Management, Inc. (5) 5420 West 61st Place Shawnee Mission, KS 66205	2,187,975	10.3%

BlackRock, Inc. (6) 40 East 52nd Street New York, NY 10022	1,573,302	7.4%

Capital Research Global Investors (7) 333 South Hope Street Los Angeles, CA 90071	1,200,000	5.6%

The Vanguard Group, Inc. (8) 100 Vanguard Boulevard Malvern, PA 19355	1,187,189	5.6%

Richard L. Federico (9)	335,619	1.6%
R. Michael Welborn (10)	243,410	1.1%
James G. Shennan, Jr. (11)	151,140	*
Kenneth J. Wessels (12)	97,413	*
M. Ann Rhoades (13)	91,300	*
Lesley H. Howe (14)	75,260	*
Mark D. Mumford (15)	40,084	*
Robert T. Vivian	31,663	*
Kevin C. Moylan (16)	26,933	*
Kerrii B. Anderson	11,632	*
F. Lane Cardwell, Jr.	2,200	*
Dawn E. Hudson	8,255	*
Executive Officers and Directors as a group (11 persons) (17)	1,083,246	4.9%

*	Less than one percent (1%)

(1)

The Company determined the number of shares of common stock beneficially owned by each person under rules promulgated by the SEC, based on information obtained from questionnaires, company records and filings with the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days. Except as otherwise noted, options granted under the P.F. Chang’s China Bistro, Inc., Second Amended and Restated 1998 Stock Option Plan and the Amended and Restated 2006 Equity Incentive Plan are immediately exercisable, subject to the Company’s right to repurchase unvested shares upon termination of employment at a price equal to the option exercise price.

(2)

Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Unless otherwise indicated, the address for each person or entity named above is c/o P.F. Chang’s China Bistro, Inc., 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255.

(3)

See Note 1. Calculated on the basis of 21,283,187 shares of common stock outstanding as of May 4, 2012, plus any additional shares of common stock that a stockholder has a right to acquire within 60 days of May 4, 2012.

(4)

Based solely on a Schedule 13G/A filed jointly by Morgan Stanley and Morgan Stanley Investment Management, Inc., with the SEC on February 8, 2012. Morgan Stanley and Morgan Stanley Investment Management, Inc., have sole voting power with respect to 2,193,655 shares and sole dispositive power with respect to 2,300,983 shares.

(5)

Based solely on a Schedule 13G/A filed by Kornitzer Capital Management, Inc. with the SEC on January 20, 2012. Kornitzer Capital Management, Inc. has sole voting power with respect to 2,187,975 shares and sole dispositive power with respect to 2,135,175 shares.

(6)	Based solely on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 10, 2012. BlackRock, Inc. has sole voting and dispositive power with respect to 1,573,302 shares.

(7)

Based solely on a Schedule 13G/A filed by Capital Research Global Investors with the SEC on February 9, 2012. Capital Research Global Investors has sole voting and dispositive power with respect to 1,200,000 shares.

(8)

Based solely on a Schedule 13G/A filed by the Vanguard Group, Inc. with the SEC on February 9, 2012. The Vanguard Group, Inc. has sole voting power with respect to 30,143 shares and sole dispositive power with respect to 1,157,046 shares.

(9)	Includes 214,000 shares subject to options which are exercisable within 60 days of May 4, 2012. All of such shares are vested and thus are not subject to repurchase by the Company.

(10)

Includes 219,035 shares subject to options which are exercisable within 60 days of May 4, 2012. 218,342 of such shares would be vested within 60 days after May 4, 2012, and thus would not be subject to repurchase by the Company.

(11)	Includes 65,935 shares subject to options which are exercisable within 60 days of May 4, 2012. All of such shares are vested and thus are not subject to repurchase by the Company.

(12)	Includes 61,590 shares subject to options which are exercisable within 60 days of May 4, 2012. All of such shares are vested and thus are not subject to repurchase by the Company.

(13)	Includes 76,590 shares subject to options which are exercisable within 60 days of May 4, 2012. All of such shares are vested and thus are not subject to repurchase by the Company.

(14)	Includes 60,324 shares subject to options which are exercisable within 60 days of May 4, 2012. All of such shares are vested and thus are not subject to repurchase by the Company.

(15)

Includes 25,382 shares subject to options which are exercisable within 60 days of May 4, 2012. 24,776 of such shares would be vested within 60 days after May 4, 2012, and thus would not be subject to repurchase by the Company.

(16)

Includes 20,894 shares subject to options which are exercisable within 60 days of May 4, 2012. 20,829 of such shares would be vested within 60 days after May 4, 2012, and thus would not be subject to repurchase by the Company.

(17)	See notes 9-16. Includes 742,386 shares subject to options which are exercisable within 60 days of May 4, 2012.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated by the SEC require the Company’s executive officers, directors and persons who beneficially own more than 10% of the Company Common Stock to file periodic reports of ownership and changes in ownership with the SEC.

Based solely on the Company’s review of such forms furnished to the Company and written representations from certain reporting persons, the Company believes that all filing requirements applicable to the Company’s executive officers, directors and stockholders that own more than 10% of the Company Common Stock were complied with and filed in a timely manner.

RELATED PERSON TRANSACTIONS

Procedures for Approval of Related Person Transactions

Pursuant to the Company’s Business Ethics Policy and the charter of the Audit Committee, executive officers, directors and principal stockholders, including their immediate family members and affiliates, are prohibited from entering into related party transactions with the Company without the prior consent of the Audit Committee (or other independent committee of the Board in cases where it is inappropriate for the Audit Committee to review such transaction due to a conflict of interest). Any request for the Company to enter into a transaction with an executive officer, director, principal stockholder or any such person’s immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to the Audit Committee for review, consideration and approval. In approving or rejecting the proposed agreement, the Audit Committee will consider the relevant facts and circumstances available and deemed relevant, including but not limited to the risks, costs and benefits to the Company, the terms of the transaction, the availability of other sources for comparable services or products, and if applicable, the impact on a director’s independence. The Audit Committee shall approve only those agreements that, in light of the circumstances, are in the Company’s best interests, as the Audit Committee determines in the good faith exercise of its discretion.

Other than the agreements with the Company’s executive officers described in “Compensation Discussion and Analysis” above, there has not been since January 3, 2011, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $120,000, and in which any director, executive officer or principal stockholder and immediate members of such person’s family or affiliates of such person had or will have a direct or indirect material interest.